UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-41059

Lulu's Fashion Lounge Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**20-8442468**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
195 Humboldt Avenue	
Chico, California	**95928**
(Address of principal executive offices)	**(Zip Code)**

(530) 343-3545
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value per share	LVLU	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15-U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

At June 27, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $2.9 million based on the closing price of the common stock on such date.

The number of shares of registrant's common stock outstanding as of March 27, 2026, was 2,856,939. The foregoing reflects the reverse stock split of the registrant's common stock that became effective as of the opening of business on July 7, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement, relating to its 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report on Form 10-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "forecasts," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, stock compensation, business strategy, plans, market growth and our objectives for future operations.

The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors discussed in Part I, "Item 1A. Risk Factors" in this Annual Report on Form 10-K. The forward-looking statements in this Annual Report on Form 10-K are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise.

BASIS OF PRESENTATION

On August 28, 2017, we executed a reorganization of our corporate structure. Our original parent company was called Lulu's Holdings, LLC. This entity was converted to Lulu's Holdings, L.P. (the "LP"). We formed two new subsidiaries, Lulu's Fashion Lounge Holdings, Inc. and Lulu's Fashion Lounge Parent, LLC, to sit between the LP and our operating company. Our operating company, previously known as Lulu's Fashion Lounge, Inc., was converted from a California corporation to a Delaware limited liability company, Lulu's Fashion Lounge, LLC, an indirect wholly-owned subsidiary of Lulu's Fashion Lounge Holdings, Inc. In connection with our initial public offering, the LP was liquidated. Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 10-K to the terms "Lulus," "we," "us," "our," or the "Company" refer to Lulu's Fashion Lounge Holdings, Inc. and its consolidated subsidiaries.

Our fiscal year is a "52-53 week" year ending on the Sunday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53 week year when the fourth quarter will be 14 weeks. References herein to "fiscal 2025" and/or "2025" relate to the year ended December 28, 2025, "fiscal 2024" and/or "2024" relate to the year ended December 29, 2024 and "fiscal 2023" and/or "2023" relate to the year ended December 31, 2023. The fiscal years ended December 28, 2025, December 29, 2024 and December 31, 2023 consisted of 52 weeks.

Throughout this Annual Report on Form 10-K, we provide a number of key performance indicators used by management and typically used by our competitors in our industry. These and other key performance indicators are discussed in more detail in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics." In this Annual Report on Form 10-K, we also reference Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow which are non-GAAP (generally accepted accounting principles in the United States of America) financial measure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for a discussion of Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow as well as a reconciliation of net loss to Adjusted EBITDA and a reconciliation to non-GAAP Free Cash Flow from net cash provided by operating activities. Net loss is the most directly comparable financial measure to Adjusted EBITDA and net cash provided by operating activities is the most directly comparable financial measure to Free Cash Flow, required by, or presented in accordance with GAAP.

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Part I, "Item 1A. Risk Factors" in this Annual Report on Form 10-K. You should carefully consider these risks and uncertainties when investing in our common stock. The principal risks and uncertainties affecting our business include the following:

- Our business depends on our ability to maintain a strong community around the Lulus brand with engaged customers and influencers;
- Our success depends on our ability to anticipate, identify, measure, and respond quickly to new and rapidly changing fashion trends, customer preferences and demands, and other factors;
- We rely on third parties to drive traffic to our platform;
- Certain of our key operating metrics are subject to inherent challenges;
- Use of social media, influencers, affiliate marketing, email, SMS, podcast advertisements, promotional partnerships and direct mail may adversely impact our brand and reputation or subject us to fines or other penalties;
- If we are unable to continue connecting with our target customer base through effective marketing channels, it could have a material adverse effect on our business;
- We may not accurately forecast income and appropriately plan our expenses;
- If we fail to provide high-quality customer support or have significant changes to policies and/or services, third party or otherwise, it could have a material adverse effect on our business;
- Changes in international trade regulation, including increases in tariff rates and the imposition of additional tariffs, could increase our costs and adversely impact our business;
- A growing portion of our revenue is derived from wholesale partners, and changes in our relationships with, or the loss of, wholesale partners could adversely impact our financial condition and results of operations;
- Our business is affected by seasonality, which could result in fluctuations in our results of operations;
- We have outstanding borrowings, and we may incur additional indebtedness in the future;
- We have a history of net losses and we may not be able to achieve or maintain profitability in the future;
- We may not be able to successfully implement our growth strategy;
- Our international growth strategy will largely depend on our ability to manage the unique challenges presented by international markets;
- We operate in the highly competitive retail apparel industry;
- We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends;
- If we are not able to successfully maintain our desired merchandise assortment or manage our inventory effectively, we may be unable to attract a sufficient number of customers or sell sufficient quantities of our merchandise;
- Our ability to obtain merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier relationships or events and regulations that adversely affect our suppliers or their ability to obtain financing for their operations;
- Merchandise returns and damages could harm our business;
- System security risk issues, including any real or perceived failure to protect confidential or personal information against security breaches and disruption of our internal operations or information technology systems, could have a material adverse effect on our business, financial condition, and results of operations;
- We rely significantly on technology and systems to support our supply chain, payments, financial reporting and other key aspects of our business;
- Our business relies heavily on email, SMS and other messaging services, and any restrictions on the sending of emails or messages or an inability to timely or successfully deliver such communications could materially adversely affect our business, financial condition and results of operations;
- The use of technology based on artificial intelligence presents risks;
- Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, and warehousing;
- We have two distribution facilities and disruptions to the operations at these locations could have a material adverse effect on our business, financial condition, cash flows, and results of operations;
- We rely on third-party suppliers, manufacturers, distributors, and other suppliers, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements;
- Many of our third-party suppliers and manufacturers are based in China, which exposes us to risks inherent in doing business there;

- We plan to continue increasing the number of direct sourcing relationships with manufacturers overseas, but because our experience with direct sourcing is still relatively limited, we may be exposed to unforeseen risks that could have a material adverse effect on our business, financial condition, and results of operations;
- We rely upon independent third-party transportation providers for substantially all of our merchandise;
- A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth;
- We may be unable to protect our trademarks or other intellectual property rights;
- If our suppliers fail to comply with applicable laws, including a failure to use acceptable labor practices, or if our suppliers suffer disruptions in their businesses, we could suffer adverse business consequences;
- Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise cause us to change the way we do business;
- We may require additional capital to support business growth and this capital might not be available or may be available only by diluting existing stockholders;
- We are required to meet the Nasdaq Capital Market's continued listing requirements and other Nasdaq rules, or we may risk delisting;
- We expect that our stock price will fluctuate significantly;
- There could be a material disruption to our business as a result of activist stockholders or others;
- Short sellers of our stock may be manipulative and may drive down the market price of our common stock;
- Our common stock market price and trading volume could decline if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business;
- We cannot guarantee that our 2024 Stock Repurchase Program will enhance long-term stockholder value and stock repurchases could increase the volatility of the trading price of our stock and could diminish our cash reserves;
- Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition;
- We have incurred goodwill impairment charges in the past, and may incur goodwill or intangible asset impairment charges again in the future;
- There are claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to our brand; and
- We depend on our senior management personnel.

PART I

Item 1. Business.

Our Business

Lulus is a women's clothing brand offering modern, feminine styles at accessible prices for every occasion. Our goal is to make every customer feel their most confident and beautiful for the moments that matter most. Lulus primarily serves a large, diverse community of Gen Z and Millennial women, who typically meet us in their 20s and stay with us through their 30s and beyond. We use direct customer feedback and insights to refine product offerings and elevate the customer experience. Lulus' world-class personal stylists, bridal concierge, and customer care team provide thoughtful, personalized service to shoppers around the world.

We are focused on building authentic personal relationships with our customers and offering them coveted products they cannot purchase elsewhere. We incorporate the pulse of the consumer by engaging with her through reviews, feedback and one-on-one interactions with our style advisors, fit experts and bridal concierge across the web, social media, and the Lulus' mobile app. Customers express their love for our brand on social media and by word-of-mouth (both in-person and online). We strive to provide opportunities for the customer to have an in-person connection with our products and the brand, through wholesale accounts with department stores and other brick and mortar retailers and in-person events.

A key differentiator of our business model from traditional fashion retail is our use of data to optimize almost all elements of our business. Nowhere is this more pronounced than in our product creation and curation cycle. Traditional merchandising approaches are risky and capital intensive, characterized by extended in-house design cycles, seasonal assortment decisions, deep buys, limited customer feedback, and high markdowns. Unlike traditional retailers, we leverage a "test, learn, and reorder" strategy to bringing new products to market almost every week; we test them in small batches, learn about customer demand and then quickly reorder winning products in higher volume to optimize profitability. This strategy allows us to rapidly convert new products into profitable sales on a consistent and repeatable basis while minimizing fashion and trend risk.

Why We Win

Customer-Driven Fashion Brand: Lulus is one of the first digitally-native fashion brands in the United States (the "U.S.") primarily serving Gen Z and Millennial women. We take pride in our ability to offer more luxurious fabrics and incorporate elevated stylistic details into our products relative to what is offered by other comparably-priced brands. Our obsessive focus on customer experience creates deep personal connections, which in turn rewards us with customer loyalty and word-of-mouth sharing of the brand.

Customer-Centric Experience: We are passionate about building a brand synonymous with exceptional customer service. We have effectively brought the boutique experience online, developing one-on-one relationships with our customers in order to learn and then address their individual needs. Our customers value Lulus for our personalized fit and styling assistance from our live customer assistance when additional advice is required beyond that of our popular automated fit analyst tool. Further, we are able to offer standardized sizing across the Lulus assortment, simplifying the shopping experience and giving our customer confidence that she is selecting the best fit.

Leveraging Data to Best Serve our Customer: We have built a massive dataset which gives us strong insight into our customers. Millions of customers have interacted with us, leaving detailed reviews, interacting with our on-demand Style Advisors, Fit Experts, and Bridal Concierge, and completing checkout surveys. Across Facebook, Instagram, Pinterest, Snapchat, TikTok, X, Threads, and YouTube, our over 8.9 million followers engage with us through their comments, feedback, photographs, and support of our brand. In aggregate, this data set gives us the ability to understand our customers' preferences.

Marketing and Engagement Strategy: We strive to engage with our customer where she is, in authentic and personalized ways: through our website, mobile app, email, SMS, social media and in-person connections. This strategy helps drive brand awareness while fostering deep connections with our customers. Our brand ambassador partnerships span a broad range of audience sizes and engagement levels, including nano- and micro-influencers, college ambassadors, and celebrity partners, all of whom are selected based on alignment with our brand and product offering.

Data-Driven Product Creation Strategy: Our innovative product creation strategy leverages the power of our proprietary data and our "test, learn, and reorder" approach to bring new styles online almost every weekday. We are highly focused on optimization of inventory levels to meet customer demand and minimize markdowns. This efficient, data-driven process, coupled with human insight, allows us to respond to fashion trends with speed and precision while significantly reducing risk in our business.

Marketing

Our marketing strategy leverages our strong visual brand presence to build awareness and drive engagement with our large, diverse community of loyal customers. We integrate the power of data across multiple channels to offer a singular brand voice that speaks to Gen Z and Millennial women. We seek to meet the Lulus customer wherever she is, enabling her discovery of the brand and providing her opportunities to interact with others in the Lulus community. Through this engagement with our customers, we strive to build personal connections that are authentic and durable. We attract and engage customers through a combination of owned, earned and paid media.

Upon attracting a new or existing customer to our website or mobile experience, we seek to maximize conversion through a variety of strategies:

- *Brand Strength and Exclusivity:* Rooted in our primarily digital-first approach, our brand's strength thrives on a profound understanding of the Lulus customer. This focus empowers us to curate exclusive collections perfectly suited for all of her life's moments. Our frequently updated catalog further enhances this experience, enabling customers to discover products that align with their needs, including our exclusive Lulus products.

- *Product Reviews:* One of the most important aspects of our digital shopping experience is our extensive database of proprietary customer product reviews, which we first enabled in 2012 and now amounts to over one million reviews. Our website has the functionality to allow customers to upload their own product photos along with their reviews, which bring the products to life on a diverse array of body types.

- *Boutique Styling Experience:* We strive to offer exceptional customer service before, during, and after each purchase. We accomplish this by continuously improving the boutique experience on our platform through features such as our product recommendation engine, targeted messaging, and with our in-house team of customer service associates who maintain deep expertise of our brand, products, and systems.

- *Personalized and Optimized Shopping Experience*: We customize and personalize our interactions with each Lulus customer by monitoring information such as how they arrive on our site, on-site behavior, and what they buy. Our customer insights, predictive capabilities, product recommendations, and custom-built website work seamlessly together to offer customers a personalized experience across desktop, mobile web, our mobile app, email, and SMS.

These strategies work in unison to help drive order conversion. Whether they are browsing social media or providing feedback on a recent purchase, we engage with our customers across a multitude of touchpoints throughout the discovery and purchase journey.

Our Growth Strategies

Due to the mass market appeal of our brand, we believe there is a significant opportunity to bring new customers into the Lulus community through increased brand awareness. We intend to grow awareness of the Lulus brand and attract new customers through the following strategies:

- Increase investment in top-of-funnel marketing to boost brand visibility and attract new audiences.

- Deepen engagement through key wholesale collaborations, introducing Lulus to new customers, showcasing our product and expanding our retail presence.

- Enhance performance-driven digital marketing strategies to maximize reach and efficiency.

- Create engaging on-site experiences to improve customer interaction and drive conversions.

- Expand into new marketing channels to reach untapped audiences.

- Grow our brand ambassador program to deepen engagement and amplify brand stories.

- Drive organic growth through loyalty programs, customer reviews, and social content.

- Strengthen influencer partnerships through a more focused and efficient approach to reach and engage diverse audiences.

- Host activations and events around key cultural moments to increase awareness and engagement.

- Forge strategic brand partnerships to capture new audiences, engage partner communities, and create memorable customer experiences.

Enhance and Retain Existing Customer Relationships

We have a large Lulus community of 2.3 million Active Customers as of December 28, 2025. We continue to leverage data-driven customer insights to try to develop strong customer relationships and become a one-stop shop for Gen Z and Millennial women. For example, we have had success leveraging data-driven insights across categories to offer personalized suggestions and reminders at targeted points in time, and we are focused on expanding these capabilities to provide enhanced real-time recommendations and post-purchase engagement. Additionally, we continually develop and evaluate new tools and programs designed to improve the key customer metrics that drive our business, such as frequency of purchase and Average Order Value ("AOV") through the following strategies:

- Optimization of our website and mobile experience through continued A/B and multivariate testing;

- Improvement of customer segmentation and personalization features;

- Leveraging our multi-region distribution facilities to offer faster order delivery and developing new shipping options;

- Enhancement of our Love Rewards® loyalty program, to engender even deeper brand engagement, drive repeat purchase behavior and increase wallet share;

- Enhancement of our customer service through the expansion of our style advisors, fit experts, and bridal concierge dedicated to creating a truly personalized boutique experience;

- Continued development of our brand positioning as a women's clothing brand offering modern, feminine styles at accessible prices for every occasion; and

- Incorporating new technology that enhances our customers' experience.

We have learned that enhancing our existing customers' experience drives increased word-of-mouth (in-person and online) recommendations, which in turn helps grow brand awareness. We leverage artificial intelligence ("AI") and machine learning among other technologies to enhance customer experiences, including personalization, optimized marketing, improved product recommendations, and streamlined customer engagement.

Pursue Customer Expansion

We believe there is great potential to expand our customer base and drive growth within our existing core categories by focusing on, among other things, product size, fit, and construction. We remain focused on actively repositioning our casual wear and footwear categories and continuing to prioritize assortment optimization and strengthening our presence as a key destination for event dressing. Our engagement with potential and existing customers through product reviews, exit surveys, social media, and in-person feedback helps us understand the products they are most interested in shopping for, as well as those that could be improved. Our product development strategy enables us to test our assortment with minimal upfront investment and risk and gives us the ability to leverage our existing categories to attract new customers and drive repeat orders.

Expand our Channel Reach through Wholesale Partnerships

Our brand primarily operates direct-to-consumer, and while we expect that it will continue to operate in that manner as we continue to grow, we are focusing on channel expansion and wholesale initiatives to further build brand awareness, expand our reach and attract new customers. Lulus successfully launched in all Nordstrom stores across the U.S. in early 2026, and we intend to continue growing our successful wholesale initiatives with partners such as Dillard's, Urban Outfitters, Amazon, Victoria's Secret, and more. Lulus' wholesale business grew 144% year-over-year from fiscal 2024 to 2025, and we believe there is continued opportunity to build partnerships that create mutual long-term value, expand awareness, reach new customers, and maintain a consistent brand experience.

Pursue International Expansion

While we expect the majority of our near-term customer demand to continue to come from the U.S., we believe that serving international customers represents a long-term growth opportunity. To date, we have shipped our merchandise to around 150 countries, with only limited marketing spend outside of the U.S., demonstrating our global appeal and broader market opportunity. We continue to focus on our platform, distribution and marketing process for international customers, allowing for a more optimized shopping experience, including more flexibility across languages and currencies, along with access to more communication channels and promotions. We believe that providing a localized shopping experience will significantly enhance our ability to serve customers in international markets.

Suppliers

We collaborate with a network of around 250 suppliers, who serve as our design and manufacturing partners. These suppliers often give us priority access and exclusivity to designs, given the strong relationships we have built over the last two decades. We do not have any long-term commitments requiring us to purchase minimum volumes from any supplier. We believe that continuing to enhance our localized shopping experience will improve our ability to serve customers in international markets.

Technology

The www.lulus.com website, mobile app, and merchandising, customer, order, and warehouse management systems are proprietary, purpose-built solutions with the goal of delivering the best possible customer experience and operational efficiency. From payment card industry compliant checkout to the software running on handheld barcode scanners in order fulfillment, these key software processes are developed, maintained, and enhanced by our in-house engineering and data teams with the objective to exceed our customers' expectations in a scalable way. Data-driven insights are core to what we do at Lulus. Technology drives and supports our business in several foundational areas, like our merchandising test, learn and reorder model, our cost-efficient marketing, and high operational efficiency.

Our proprietary reorder system is informed and powered by our data warehouse with predictive data modeling and business intelligence. Sales are analyzed across hundreds of product attributes and assortment architecture and trend analyses inform our buyers' selection of new styles. Customer demand and return signal data, product profitability, seasonality, and product demand prediction are taken into consideration to advise our reorder buyers which products to reorder, when those reorders should arrive, and in what quantities.

We combine purpose-built technology systems with customer focused engineering and data teams, to provide us with deep customer behavior insights. Integrating information from many available sources, from customer actions and feedback on the platforms to predictive analysis, continuously enhances our understanding of customer preference. This understanding allows us to activate personalization across our platform and in our various marketing channels. We utilize predictive analytics and AI to optimize our assortment and personalize the website experience through advanced search and product recommendations.

We also use our technology to optimize our operational efficiency as e-commerce fulfillment and reverse logistics are critical to profitability. We have implemented, and will continue to implement, robotics and other automation to support various processes and increase efficiency within our distribution facilities. Our business model is characterized by high SKU velocity, low to no SKU affinity, quick order-to-ship requirements, short return-to-refund timelines, and fast inventory turnover. We have built our own proprietary, integrated e-commerce backend system to minimize cost and maximize customer satisfaction.

We have built our software development and deployment cycles such that software changes can be deployed daily after being verified by fully automated testing, as well as by human functional testing. We work with reputable cloud services providers across multiple data centers, with fully redundant infrastructure within each data center, as well as with full failover capability between data centers, which allows us to serve our customers at virtually any time. Our infrastructure is fast, flexible and scalable to provide our customers with the best possible shopping experience.

Security and Data Protection

We are committed to the security of our customers' data and personal information. We aggregate and analyze data in order to optimize the customer experience internally, and do not monetize the information we collect by selling it to third parties for money for their own external purposes. We utilize both on-premise and cloud-based technologies and undertake technical and other administrative measures to ensure the protection of our systems and customer data. We use various in-house and third-party tools to support our security policies and procedures including multi-factor authentication, user access controls, server monitoring, network firewalls, web application firewalls, security content policies, security training, and data encryption. We also use external certified security partners to test for vulnerabilities in our software and infrastructure, and assist in our security practices, which are designed to comply with the Payment Card Industry Data Security Standard. Finally, we have implemented processes and procedures to allow customers to review and delete their non-transactional account data and to opt out of the sharing or selling of their personal information.

Competition

The women's apparel, footwear, and accessories industry is large, fragmented, highly competitive and rapidly evolving. The industry consists of various brands and retailers that employ several different operating models at varying price points, and consumers have the option to shop both offline and online. Our competition includes traditional brands and retailers who market to consumers via offline and online channels. Our competition also includes e-commerce retailers that generally operate as online department stores for third-party and/or private label brands. Further, we may face new competitors and increased competition from existing competitors as we pursue increasing our brand awareness, growing our customer base, and channel and international expansion.

Competition in our industry is based on, among other things, quality, concept, price, breadth, and style of merchandise, as well as customer service, brand image, brand quality, strength of brand relationships, and ability to anticipate, identify, and respond to new and changing fashion trends. Because we are an early mover in our category, we believe we have a significant head start on becoming the go-to brand for Gen Z and Millennial consumers. As one of the first digitally-native brands, Lulus is well-positioned to capitalize on our deep digital footprint, social media infrastructure, loyal and active customer community, and product creation model. As a vertically integrated business, we retain full control of critical aspects of our business including brand, product, marketing, distribution, and customer service. Our long operating history means that we have collected a valuable dataset over the last decade while refining an efficient, scalable business model.

Seasonality

We experience moderate seasonal fluctuations in aggregate sales volume during the year. Seasonality in our business does not follow that of traditional retailers, such as a typical concentration of revenue in the holiday quarter. In 2025, consistent with most years, our net revenue was the highest during the second quarter due to the typically higher demand for event dresses in the spring and summer. Net revenue was the lowest during the fourth quarter given we are not a holiday gifting destination and event dress demand is typically lower during that time of year. The seasonality of our business has resulted in variability in our total net revenue quarter-to-quarter. We believe that this seasonality has affected and will continue to affect our results of operations. We recognized 23%, 29%, 26% and 22% of our annual net revenue during the first, second, third and fourth quarters of 2025, respectively.

Trademarks and Intellectual Property

Our trademarks, including LULUS® and Lulus®, are registered with the U.S. Patent and Trademark Office. We own additional registrations, including LULU'S®, LOVELULUS®, LOVE REWARDS®, and COVETED CURATED COLLECTED®. Each registration is renewable indefinitely, contingent upon continued use of the mark at the time of renewal. We own the domain name, and have a registered U.S. copyright for, www.lulus.com. We believe Lulus' trademarks have significant value in the marketing of our merchandise. We also have registrations in Canada, the European Union (the "EU"), the United Kingdom, Australia, Mexico, China, and several other countries, as well as additional pending international applications. We vigorously protect our intellectual property rights.

Regulation and Legislation

We are subject to laws and regulations governing labor and employment, advertising and promotions, privacy, safety, customer protection, retailers and the promotion and sale of merchandise, and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

We are also subject to a number of domestic and foreign laws and regulations that affect companies conducting business on the internet, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations include federal and state consumer protection laws and regulations, which address, among other things, the privacy and security of consumer information, sending of commercial email, usage of SMS, push notifications, and other messaging, and unfair and deceptive trade practices. We maintain operational processes to address privacy and marketing requirements, including consent and preference management for email, SMS and targeted advertising, honoring applicable opt-out rights, and applying data minimization and protective techniques (such as pseudonymization, tokenization or encryption, as appropriate) to reduce risk while supporting business functions.

Under applicable federal and state laws and regulations addressing privacy and data security, we must provide notice to consumers of our policies with respect to the collection and use of personal information, our sharing of personal information with third parties, and notice of any changes to our data handling practices. In some instances, we may be obligated to give customers the right to prevent sharing or selling of their personal information with third parties. Under applicable federal and state laws, we also are required to adhere to a number of requirements when sending commercial email, SMS and other messages to consumers, including identifying advertising and promotional emails as such, ensuring that subject lines are not deceptive, giving consumers an opportunity to opt-out of further communications and clearly disclosing our name and physical address in each commercial email.

Regulation of privacy and data security matters is a rapidly evolving area, and a growing number of U.S. states have enacted, or are considering, comprehensive privacy laws that establish varying requirements and individual rights. For example, California enacted the California Consumer Privacy Act ("CCPA") which has been significantly amended and expanded by the California Privacy Rights Act ("CPRA") and which, among other things, requires certain disclosures to California consumers, and affords such consumers new abilities to opt out of certain sales and sharing of personal information, including with regard to targeted advertising activities.

In addition, under applicable federal and state unfair competition laws, including the California Consumer Legal Remedies Act and Federal Trade Commission ("FTC") regulations, we must, and our network of influencers may be required to, accurately identify product offerings, not make misleading claims on our websites or in advertising, and use qualifying disclosures where and when appropriate. The growth and demand for e-commerce could result in more stringent domestic and foreign consumer protection laws that impose additional compliance burdens on companies that transact substantial business on the internet. For additional information on our cybersecurity risk management, governance and controls, see Item 1C. *Cybersecurity*.

Our international business is subject to additional laws and regulations, including environmental laws and restrictions on imports from, exports to, and services provided to persons located in certain countries and territories, as well as foreign laws and regulations addressing topics such as advertising and marketing practices, customs duties and taxes, privacy, data protection, information security and consumer rights, any of which might apply by virtue of our sales in foreign countries and territories or our contacts with consumers in such foreign countries and territories. For example, the U.S. and China, where certain of our products are manufactured, have recently engaged in an escalating trade war, which has led to each side imposing tariffs that could adversely affect our business, financial condition and results of operations or cause us to relocate manufacturing to other countries and territories, which could disrupt our operations. The U.S. has imposed or threatened to impose tariffs on other countries as well, which could result in the adoption of retaliatory tariffs by those countries, including Canada and Mexico. In addition, the General Data Protection Regulation ("GDPR"), the UK General Data Protection Regulation ("UK GDPR"), the UK Data Protection Act 2018, and the Swiss Data Protection Act ("FADP") impose stringent requirements regarding the collection, handling, use and transfer of personal data of individuals located in the European Economic Area ("EEA") and provide for substantial penalties for noncompliance. These regulations impact the use of cookies, tracking technologies and other e-marketing efforts, and there have been significant recent European court and regulatory decisions in this area, including through privacy activists. More generally, many foreign jurisdictions have laws, regulations, or other requirements relating to privacy, data protection, and consumer protection, and countries and territories are adopting new legislation or other obligations with increasing frequency. Many of these laws may require disclosure to and consent from consumers for the use of data for various purposes, including marketing, which may reduce our ability to market our products. In addition, in June 2023, the EU's new Regulation (EU) 2023/1115 restricting sale in the EU of products that may cause deforestation or the degradation of forests entered into force. Initially, the regulation was set to apply from December 30, 2024, for large and medium-sized companies, and from June 30, 2025, for small and micro-sized enterprises. However, in response to concerns from global producers and internal EU stakeholders regarding preparedness and potential trade impacts, the European Union agreed to delay the implementation. The current compliance dates are December 30, 2026, for large and medium-sized companies, and June 30, 2027, for small and micro-sized enterprises. The regulation requires that certain commodities such as cattle, cocoa, coffee, oil palm, soya, wood, and rubber, and certain products derived therefrom, that are placed on the EU market, or exported from the EU market, no longer contribute to deforestation or forest degradation or do not originate from recently deforested land. The EU regulation contains requirements including due diligence and traceability obligations necessitating the linking of certain commodities and certain derived products to their place of production. We do not know of any existing environmental law, regulation nor condition that reasonably would be expected to have a material adverse effect on our business, capital expenditures, or operating results. However, future changes to environmental laws or regulations may impact our operations and could result in increased costs.

In many jurisdictions, there is great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the internet and e-commerce. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the internet and e-commerce could result in significant additional obligations on our business or may necessitate changes to our business practices. These obligations or required changes could have an adverse effect on our cash flows and results of operations. Further, any actual or alleged failure to comply with any of these laws or regulations by us, our suppliers or our network of influencers could hurt our reputation, brand and business, force us to incur significant expenses in defending against proceedings or investigations, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and may result in the imposition of monetary penalties. See "Risk Factors—Risks Related to Regulation, Taxation and Litigation — Unfavorable changes or failure by us to comply with evolving internet and e-commerce regulations could substantially harm our business and results of operations."

Environmental, Social, and Governance ("ESG")

At Lulus, we believe in being responsible business stewards and strive to understand the impact that our business has on our employees, customers, and the planet. We will look for opportunities to play a constructive role in addressing the ESG challenges of the fashion industry while working towards creating long-term value for our Company and our stakeholders.

Governance. Lulus' ESG efforts are overseen by our Board of Directors through our Nominating and Corporate Governance Committee. Our General Counsel works with internal stakeholders, as well as with outside specialists, to set and implement our ESG strategy. Our ESG strategy and initiatives are discussed regularly at the Board of Directors level.

Approach. In 2022, we engaged a third-party ESG consultant to conduct a materiality assessment. Working with internal and external stakeholders, this process helped us to identify the priority material topics that our stakeholders care about. These priority material topics inform our efforts around ESG matters. We have also worked with a third-party greenhouse gas ("GHG") consulting firm to assess our annual Scope 1 and 2 GHG emissions for each year since 2021. Gathering this data will enable us to set a baseline for our GHG Scope 1 and 2 emissions and is relevant for potential consideration in future plan(s). As the nature of product sourcing is a priority topic of interest to our stakeholders, we have established a Vendor and Supplier Code of Conduct which sets forth our expectations for working conditions in all factories producing Lulus products. Our Vendor and Supplier Code of Conduct can be accessed on our investor relations website, which is located at https://investors.lulus.com. We also provide training to our vendors and employees on responsible sourcing and production practices. In 2022, we engaged an outside supply chain risk management and audit company to evaluate our supply chain risks and develop an oversight and auditing program, under which we started conducting third-party audits in 2023. Lulus' vendors and suppliers are subject to audit, at Lulus' request, and are required to comply with all Lulus or third-party requests on behalf of Lulus to inspect or audit their facilities and records.

Recent Developments

Appointment of Permanent Chief Financial Officer

On February 3, 2026, the Company appointed Heidi Crane as its permanent Chief Financial Officer ("CFO"), effective February 4, 2026 ("Effective Date"). Ms. Crane, had served as the Company's fractional CFO since October 2025. Upon the Effective Date, Ms. Crane transitioned to a full-time employee of the Company, as well as its principal financial officer and principal accounting officer.

Human Capital Resources

Employees and Demographics. Our employees, also known as the "LuCrew" are integral to our success, and we strive to prioritize our employees' development, growth, and wellbeing. As of December 28, 2025, we had 523 full-time and 6 part-time employees. We use contingent labor in varying levels throughout the year to augment our workforce. None of our employees are represented by a labor union, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.

Company Culture and Values. We are proud of our strong culture, which is embodied by our workforce. Our culture is defined by our core values: "All Voices, All In, Always Evolving."

● "All Voices": Quality starts with people, including the people we serve, our customers. We listen closely to our customers, whose feedback shapes what we offer and how we show up. We also create space for every voice to be heard, ensuring all team members feel safe, seen, and valued. We raise the bar by sharing ideas, speaking up, actively listening, and working together because great work comes from collaboration, care, and connection.

● "All In": We take full ownership of our work, from big wins to the smallest details, because quality is everyone's responsibility. We anticipate needs, care deeply about our customers and co-workers, and strive for excellence in everything we do. No task is too small, and no one is above rolling up their sleeves to get it right. We commit and are accountable to deliver our best to our customers and each other with pride, purpose, and accountability.

● "Always Evolving": Excellence requires evolution. We stay curious, seek feedback, and commit to getting better every day. From refining how we serve customers to improving product flow and internal processes, we pursue quality with intention and adaptability. Growth means knowing there's always room to improve and that our journey forward is one we take together. Executing with quality isn't a pass, fail, or a checkmark; it's a continuous improvement cycle that keeps the Lulus experience feeling fresh, elevated, and uniquely ours.

We strive to embody these core values in our connections with our customers as well as our employees. Our core values form an integral part of our employee experience and expectations. Employees are introduced to these core values during orientation, and they are a component of employees' performance evaluation. We also honor "Core Values Champions" in our monthly company newsletter and in our "All Voices" company meetings.

All Voices. Our core value of "All Voices" recognizes the importance of respecting each other's backgrounds and self-expression, and ensuring that both internally and in our public materials we reflect the customer base that we serve. We are dedicated to fostering a culture of belonging, where every team member can show up as their authentic self and thrive. During 2025, we continued to dedicate internal resources to talent, culture and learning to help further the evolution of our All Voices core value as we continue to drive momentum in genuine ways. We held meaningful learning sessions, events sponsored by our multiple Employee Resource Groups ("ERGs"), and shared resources in our monthly employee newsletter. The ERGs create opportunities for employees to share their perspectives, connect with each other on a deeper level, and are intended to promote a culture that is open, inclusive and respectful. These groups have also contributed to greater understanding Companywide of different perspectives, with meetings, celebrations, and learning experiences open to the entire Company. Our ERGs continue to play a vital role in helping Lulus identify nonprofits to support. In 2025, we partnered with Gyrl Wonder and Altadena Girls Project, contributing monetarily and actively participating in their initiatives. Additionally, we provided clothing donations to various organizations, and our ERGs organized and participated in meaningful volunteer events within our communities.

Leadership and Development. Central to our "Always Evolving" core value is a dedication to developing our LuCrew members by providing them with skills and development opportunities. We have internal resources dedicated to employee learning and development. We continue to offer targeted leadership fundamentals training for our new and emerging leaders, a mentorship program as well as other opportunities for cross-functional knowledge sharing and collaboration.

Compensation and Benefits. Our compensation and benefits are designed to enable us to attract, motivate, and retain qualified and dedicated talent. We regularly evaluate wages and salary bands to be competitive with the market. We also offer competitive employee benefits including life and health insurance (medical, dental, and vision), paid time off, paid sick leave, Company holiday pay, paid parental leave, an Employee Stock Purchase Program and a 401(k) plan. We recognize milestone anniversaries both in our newsletter and with individual gifts.

Health and Safety. The health and safety of our employees is core to our Lulus values. Each of our Distribution Centers has a safety team and safety captains dedicated to maintaining a safe workplace. We continue to take proactive and precautionary steps to protect the health and safety of our employees. In addition, we provide several channels for employees to make suggestions or report concerns related to health and safety. In support of our employees' mental health, we have an Employee Assistance Program that provides all employees up to three visits per year with a licensed professional counselor.

Available Information

Our investor relations website is *investors.lulus.com*. In addition to the information about us contained in this Annual Report on Form 10-K, information about us can be found on our website. Our website and information included in or linked to our website are not part of this Annual Report on Form 10-K. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Additionally the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is *www.sec.gov*.

Item 1A. Risk Factors.

Our operations and financial results are subject to various risks and uncertainties including these described below. You should carefully consider the risks and uncertainties described below, together with the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also become important factors that adversely affect our business. If any of the following risks or others not specified below materialize, our business, financial condition, results of operations and liquidity could be materially and adversely affected. In that case, the market price of our common stock could decline, and you may lose all or part of your investment. See "Forward-Looking Statements."

Risks Related to Our Business

Our business depends on our ability to maintain a strong community around the Lulus brand with engaged customers and influencers. We may not be able to maintain and enhance our existing brand community if we receive customer complaints, negative publicity or otherwise fail to live up to consumers' expectations, which could materially adversely affect our business, financial condition, and results of operations.

We believe that maintaining our brand image, particularly with our core target customers, is important to maintaining and expanding our customer base and sales. Maintaining and enhancing our brand image may require us to make additional investments in areas such as merchandising, marketing, online operations, online displays and other promotions, and employee training. These investments may be substantial and may not ultimately be successful. If we are unable to maintain or enhance our brand image, brand awareness, and reputation, our business, financial condition, and results of operations may be materially and adversely affected.

Our ability to identify new styles and maintain and enhance our existing brand is critical to retaining and expanding our base of customers. A significant portion of our customers' experience depends on third parties outside of our control, including suppliers and logistics providers such as UPS and the U.S. Postal Service. If these third parties do not meet our or our customers' expectations or if they increase their rates, our business may suffer irreparable damage or our costs may increase. In addition, maintaining and enhancing relationships with third-party brands may require us to make substantial investments, and these investments may not be successful. Also, if we fail to promote and maintain our brand, or if we incur excessive expenses in this effort, our business, financial condition, and results of operations may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining, and enhancing our brand may become increasingly difficult and expensive.

Customer complaints or negative publicity about our website or mobile app, products, merchandise quality, product delivery times, customer data handling and security practices or customer support, especially on social media, blogs, and in reviews, could rapidly and severely diminish consumer use of our website or mobile app and customer and supplier confidence in us, and result in harm to our brand. We believe that much of the growth in our customer base to date has originated from word-of-mouth, including social media and our influencer-driven marketing strategy. If we are not able to develop and maintain positive relationships with our network of influencers or our online customer community, our ability to promote and maintain or enhance awareness of Lulus and leverage social media platforms to drive visits to *www.lulus.com* or our mobile app may be adversely affected.

Our efforts to acquire or retain customers may not be successful, which could prevent us from maintaining or increasing our sales.

Our success depends on our ability to acquire customers in a cost-effective manner. Customer expectations and the associated competitive pressures have increased, and in order to expand our customer base, we must appeal to and acquire customers who have historically used other means of commerce in shopping for apparel and may prefer alternatives to our offerings, such as traditional brick-and-mortar retailers and the websites and mobile apps of our competitors. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. For example, we engage in social media marketing campaigns and maintain relationships with thousands of social media and celebrity influencers. Such campaigns can be expensive and may not result in cost-effective acquisition of customers. We also continue to invest in AI and generative AI technologies to enhance our customers' shopping experience. We cannot assure that the benefit of acquiring new customers will exceed the cost. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire or retain customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net revenue may decrease, and our business, financial condition, and results of operations may be materially adversely affected.

We also seek to engage with our customers and build awareness of our brands through sponsoring unique events and experiences, such as in-person influencer events or pop-ups, which are experiences we create for our customers and influencers. We anticipate that our marketing initiatives may become increasingly expensive as competition increases and generating a meaningful return on those initiatives may be difficult. If our marketing efforts are not successful in promoting awareness of our brands and products, driving customer engagement or attracting new customers, or if we are not able to effectively manage our marketing expenses, our business, financial condition, and results of operations will be adversely affected.

We obtain a significant amount of traffic via social networking platforms or other third-party online channels used by our current and prospective customers. As e-commerce and social networking platforms continue to rapidly evolve, we must continue to maintain and establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. These third-party platforms may unilaterally and with little or no notice change, among other things, their algorithms, policies, fee structures, content moderation rules, data access, and programs in ways that could, among other things, increase our customer acquisition costs, or otherwise diminish the effectiveness and economics of our efforts. Our participation on these platforms also exposes us to certain operational and reputational risks. We have in the past, and may again in the future, encounter counterfeit or unauthorized sellers offering similar or infringing products at lower prices, which could impact, among other things, our pricing and brand equity.

Many platforms are now using some form of AI shopping features, some using generative and agentic AI, to recommend or complete shopping journeys, and we may not support or be discovered by all of these new uses. We also acquire and retain customers through paid search/product listing ads, paid social, retargeting, affiliate marketing, personalized email, direct mail marketing and in-person experiences. The recent introduction of AI and large language models (LLMs) within search and other marketing channels may change consumer search behavior and our ability to cost effectively acquire and retain customers. For example, in March 2025, Google introduced an experimental AI mode within its search platform and other platforms have or may in the future launch similar functionality. If we are unable to adapt to this and similar changes, our net sales growth and profitability may be adversely affected. If we are unable to cost-effectively drive traffic to our website or mobile app, our ability to acquire new customers and our financial condition would suffer.

We may be unable to maintain a high level of engagement with our customers and increase their spending with us, which could harm our business, financial condition, cash flows, or results of operations.

A high proportion of our net revenue comes from repeat purchases by existing customers, especially those existing customers who are highly engaged and purchase a significant amount of merchandise from us. If existing customers no longer find our merchandise appealing, they may make fewer purchases and may stop shopping with us. Even if our existing customers find our merchandise appealing, if customer buying preferences change, they may decide to purchase less merchandise over time. Additionally, if customers who purchase a significant amount of merchandise from us were to make fewer purchases or stop shopping with us, then our sales may decline. We experienced a decrease in the number of Active Customers in fiscal 2025 as compared to fiscal 2024. A continued decrease in the number of our Active Customers or a decrease in their spending on the merchandise we offer could negatively impact our business, financial condition, cash flows, and results of operations. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time and, if we are unable to do so, our business may suffer.

Our success depends on our ability to anticipate, identify, measure, and respond quickly to new and rapidly changing fashion trends, customer preferences and demands and other factors.

Our core market of apparel, footwear, and accessories for women is subject to new and rapidly changing fashion trends, constantly evolving consumer preferences and demands, and a modest brand loyalty. Accordingly, our success is dependent on our ability to anticipate, identify, measure and respond to the latest fashion trends and customer demands, and to translate such trends and demands into appropriate, desirable product offerings in a timely manner. A select team of our employees is primarily responsible for performing this analysis and making initial product decisions, and they rely on feedback on fashion trends from a variety of sources, which may not accurately predict evolving fashion trends. Our failure to anticipate, identify or react swiftly and appropriately to new and changing styles, trends or desired customer preferences or to accurately anticipate and forecast demand for certain product offerings is likely to lead to lower demand for our merchandise, which could cause, among other things, sales declines, excess inventories, a greater number of markdowns and lower margins.

Further, if we are not able to anticipate, identify and respond to changing fashion trends and customer preferences, we may lose customers and market share to our competitors who are able to better anticipate, identify and respond to such trends and preferences. In addition, because our success depends on our brand image, our business could be materially adversely affected if new product offerings are not accepted by our customers. We cannot assure investors that our new product offerings will be met with the same level of acceptance as our past product offerings or that we will be able to adequately respond to fashion trends or the preferences of our customers in a timely manner or at all. If we do not accurately anticipate, identify, forecast, or analyze fashion trends and sales levels, it could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We rely on third parties to drive traffic to our platform, which could negatively affect our business, financial condition, cash flows, and results of operations.

Our success depends on our ability to attract customers cost effectively. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines, social media, directories, and other websites and e-commerce businesses to provide content, advertising banners, and other links that direct customers to our websites and retail store. We rely on these relationships to provide significant traffic to our website. In particular, we rely primarily on digital platforms, such as Google and Meta, as important marketing channels. Digital channels change their algorithms periodically, and our rankings in organic searches and visibility in social media feeds may be adversely affected by those changes, as has occurred from time to time, requiring us to increase our spending on paid marketing to offset the loss in traffic. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms as a result. Even with an increase in marketing spend to offset any loss in search engine optimization traffic as a result of algorithm changes, the recovery period in organic traffic may span multiple quarters or years. If digital platforms change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively attract customers.

Additionally, third-party AI tools and platforms are rapidly evolving and may change traffic patterns, search visibility, or shopping behavior in ways that we cannot predict or fully support. In recent years, a shift in customer search behavior has started, with an increasing number of individuals transitioning from traditional search engines like Google to AI platform answer engines such as ChatGPT and Copilot for certain types of queries. This transition stems from the way AI tools can effectively address certain questions that users once turned to search engines to answer. This evolution in how people are seeking information, even if often complementing, rather than replacing, the kinds of customer searches we typically focus on, could have a material adverse effect on our business.

Our relationships with digital platforms are not covered by long-term contractual agreements and do not require any specific performance commitments. These third-party platforms may unilaterally and with little or no notice change, among other things, their algorithms, policies, fee structures, content moderation rules, data access, the types of information we can use for targeted advertising, and programs in ways that could, among other things, increase our customer acquisition costs, or otherwise diminish the effectiveness and economics of our efforts. In addition, many of the platforms and agencies with whom we have advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for some of these services has also increased. A significant increase in the cost of the marketing providers upon which we rely could adversely impact our ability to attract customers cost effectively and harm our business, financial condition, results of operations, and prospects.

Also, our ability to connect with customers remains highly reliant on key digital platforms. For example, we have cultivated a significant presence on TikTok, particularly among Gen Z customers, making any potential restriction or ban of this platform a considerable risk to maintaining that connection, engaging with customers and promoting our brand. Government actions, regulatory changes, or disruptions targeting specific platforms or their parent companies, such as TikTok, including potential bans, limitations on app store availability, forced divestitures, or heightened data-privacy and content-moderation requirements, could impair or eliminate our access to certain platforms, reduce user engagement, affect our ability to reach new customers or necessitate costly changes to our operations and technology. Increased scrutiny of endorsements and influencer advertising, data collection and cross-border data transfers, and AI–driven recommendations may also lead to new compliance obligations, enforcement actions, fines, or litigation, including class actions and claims under consumer protection, privacy, advertising, or intellectual property laws. If we or our influencers fail to comply with applicable platform terms or legal requirements, we could face account suspensions, content removals, monetization limits, or termination.

Certain of our key operating metrics are subject to inherent challenges in measurement and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators. We also aggregate and collate the data for analysis and reporting which is subject to error or unintended mistakes. Data from both such sources may include information subject to errors or unintended mistakes relating to fraudulent accounts and interactions with our sites or the social media accounts of our influencers (including as a result of the use of bots or other automated or manual mechanisms to generate false impressions that are delivered through our sites or their accounts). We have only limited abilities to verify data from our sites or third parties and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it still more difficult to detect such activity.

Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use, issues with the data received from third parties, errors or unintended mistakes, or if our internal data analytics tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods.

In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not accurate representations of the reach or monetization of our brand, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy and cannot find an adequate replacement for the metric, our business, financial condition and operating results could be adversely affected.

Use of social media, influencers, affiliate marketing, email, SMS, podcast advertisements, promotional partnerships and direct mail may adversely impact our brand and reputation or subject us to fines or other penalties.

We use social media including Facebook, Instagram, Pinterest, Snapchat, TikTok, X, Threads, and YouTube, as well as affiliate marketing, email, SMS, podcast advertisements, promotional partnerships and direct mail as part of our multi-channel approach to marketing, and we encourage our customers to use social media while shopping. We utilize various marketing-related contests and giveaways that are subject to applicable laws. We also maintain relationships with thousands of social media influencers, who serve as our brand ambassadors, and engage in sponsorship initiatives. Laws and regulations governing the use of these platforms and other digital marketing channels are rapidly evolving. It may become more difficult for us or our partners to comply with such laws, and future data privacy laws and regulations or industry standards may restrict or limit our ability to use some or all of the marketing strategies on which we currently rely. The failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could adversely impact our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction, including our large network of social media brand ambassadors, may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, customers, or others. Any such inappropriate use of social media tools could also cause business interruptions and reputational damage.

Customers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Information concerning us, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation, or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, financial condition, and results of operations.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the FTC has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship between an influencer and an advertiser.

Negative commentary regarding us, our products, or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may have an adverse impact to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. Our target customers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

If we are unable to continue connecting with our target customer base through effective marketing channels, it could have a material adverse effect on our business, financial condition, and results of operations.

We utilize a diverse array of marketing channels to engage our audience and drive traffic to our platform. These channels include organic content creation, affiliate marketing, email campaigns, SMS outreach, direct mail, paid search, social media marketing, and integrated brand campaigns designed to build awareness and deepen customer engagement. We also maintain promotional and strategic partnerships to extend our reach across multiple consumer touchpoints, including digital, out-of-home, and connected media formats.

This multi-channel approach is intended to reduce reliance on any single marketing channel and provide flexibility in an evolving media landscape. However, despite these efforts, our ability to effectively reach and engage customers remains significantly dependent on key digital platforms and third-party marketing channels. Changes in platform algorithms, advertising policies, pricing structures, audience behavior, or platform performance could reduce the effectiveness of our marketing efforts and increase customer acquisition costs.

In addition, the digital platforms we rely on are dependent on third-party mobile operating systems and infrastructure, including iOS and Android, which we do not control. Changes to operating system policies, privacy frameworks, data-sharing practices, or attribution capabilities could limit our ability to target, measure, and optimize marketing campaigns, potentially impacting traffic, conversion rates, and overall marketing efficiency.

Our marketing effectiveness may also be affected by increased competition for consumer attention, rising media costs, reduced effectiveness of paid channels, or shifts in consumer preferences that diminish engagement with existing formats or platforms. If we are unable to adapt our marketing strategies, messaging, or channel mix in response to these changes, our ability to acquire new customers, retain existing customers, and support our growth objectives could be adversely affected.

We may not accurately forecast income and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and results of operations are difficult to forecast because they generally depend on the volume, timing and value of the orders we receive, and return rates, all of which are uncertain. In addition, we cannot be certain that the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. Additionally, our business is affected by general economic and business conditions around the world, competition, shifting trends and changes in consumer preferences. The rapid changes and uncertainty in global trade practices, including tariff rates, make it difficult to predict sales, inventory levels and gross margin could result in significant fluctuations in our net sales, margins and profitability from period-to-period.

Our operating expenses and investments are based on future estimates of net revenue, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected deviation from our sales forecast. This inability could cause our net income/(loss) after tax in a given quarter to be higher or lower than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our future share based payments, which includes the expected volatility of our share price and the expected life of share awards granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected or our net loss in a given quarter may be higher than expected.

Our ability to accurately forecast and plan expenses could be adversely impacted by a number of third-party factors outside of our control, including, but not limited to, supply chain- and transportation-related costs. Although we are able to update our forecasts and estimates based on current data and modify the pricing of our products accordingly, there is often a lag before such modified pricing is reflected in our operating results, and there is a limit to how much of any third-party cost increase we can pass onto our customers. Any such limits may adversely affect our results of operations.

If we fail to provide high-quality customer support or have significant changes to policies and/or services, third party or otherwise, it could have a material adverse effect on our business, financial condition, and results of operations.

Our ongoing customer support is important to the successful marketing and sale of our merchandise. Providing this support requires that our customer support personnel have fashion, retail, technical, and other knowledge and expertise, making it difficult for us to hire qualified personnel and scale our support operations. The demand on our customer support organization will increase as we expand our business and pursue new customers, and such increased support could require us to devote significant development services and support personnel, which could strain our team and infrastructure and reduce our profit margins. If we are unable to hire and retain customer support personnel capable of consistently providing customer support at a high level, as demonstrated by their enthusiasm for our culture, understanding of our customers, and knowledge of the merchandise that we offer, our ability to expand our business may be impaired. Further, if we do not help our customers quickly resolve issues and provide effective ongoing customer support, our ability to sell additional merchandise to existing and future customers could suffer and our reputation would be harmed. If we modify our customer service policies or services, this may result in customer dissatisfaction and our ability to expand our business may be impaired. Our customer experience also depends on the availability and performance of third-party platforms and technologies we use to support customers. Any outages, disruptions, or performance issues affecting these systems could negatively impact our ability to support customers in a timely and effective manner. If we incorporate AI and automation into our customer support tools, we may be exposed to risks related to system accuracy, reliability, data handling, or evolving regulatory expectations, which could adversely affect the customer experience and our business.

Changes in international trade regulation, including increases in tariff rates and the imposition of additional tariffs, could increase our costs and adversely impact our business.

Due to our international sourcing activities, we are exposed to risks associated with changes in the laws and regulations governing the importing of products into the U.S. A predominant portion of the merchandise we sell is originally manufactured in countries other than the U.S., including China and Mexico. International trade disputes that result in increases in tariff rates, the implementation of new tariffs and other protectionist or retaliatory measures could adversely affect our business, including disruption and cost increases in our established patterns for sourcing our merchandise and increased uncertainties in planning our sourcing strategies and forecasting our margins. For example, since February 2025, the U.S. government has imposed incremental tariffs on most goods imported from China. At various points in 2025, the total tariff rate on our goods imported from China reached 152.5%. These tariffs are in addition to a pre-existing Section 301 tariff of 7.5% and baseline Harmonized Tariff Schedule, or HTS, tariffs, which vary by product. On February 20, 2026, the Supreme Court of the U.S. ruled against President Trump's use of the International Emergency Economic Powers Act ("IEEPA"), to impose tariffs on global trade partners, effective immediately. The impact of this decision on previous tariffs that we have paid is undetermined while the case is returned to the Court of International Trade for reconsideration in accordance with the Supreme Court ruling. Following the Supreme Court ruling, the U.S. announced new 10% global tariffs under Section 122 of the Trade Act of 1974 effective February 24, 2026 for a period of 150 days.

Heightened tariffs, particularly on Chinese goods, directly impact our owned brand products and, to a lesser extent, a limited number of third-party branded products. If U.S. tariffs on China or other countries from which we source products are reinstated or are increased further, it may increase our cost of sales and may also increase the price of our products. We are working with our current suppliers to mitigate our exposure to current or potential tariffs and seeking opportunities to engage other suppliers, but there can be no assurance that we will be able to offset any increased costs or secure other suppliers. It is also possible one or more of these suppliers may suffer disruptions in their business or experience significant increases in the cost of their goods or services sold due to factors beyond their control, including changes in the import and export policies, including trade restrictions, new or increased tariffs, sanctions and countersanctions. Further, we may have to increase prices for our customers, which could reduce the competitiveness of our products and adversely affect customer demand and sales.

These and future changes in trade policy may adversely impact the macroeconomic environment, consumer sentiment and international demand if consumers outside of the U.S. boycott U.S. retailers. If we are not able to adjust our inventory levels and our inventory assortment in response to reduced customer demand, our gross margin may be adversely impacted.

In addition to the general uncertainty and overall risk from potential changes in trade laws and policies, as we make business decisions in the face of such uncertainty, we may incorrectly anticipate the outcomes, miss out on business opportunities, or fail to effectively adapt our business strategies and manage the adjustments that are necessary in response to those changes. These risks could adversely affect our revenues, reduce our profitability, and negatively impact our business.

A growing portion of our revenue is derived from wholesale partners, and changes in our relationships with, or the loss of, wholesale partners could adversely impact our financial condition and results of operations.

We have entered into a number of wholesale partnerships and intend to continue growing these initiatives. If any major wholesale partner decreases or ceases its purchases from us, cancels its orders, delays or defaults on its payment obligations to us, reduces the floor space, assortments, or advertising for our products or changes its manner of doing business with us for any reason, such as due to store closures, decreased foot traffic, inflationary pressures or recession, such actions could adversely affect our business and financial condition. In addition, competition between our wholesale partners may impact the prices at which they sell our products, thereby impacting the prices at which they are willing to buy products from us. Further, a decline in the performance or financial condition of a major wholesale customer—including bankruptcy or liquidation—could result in an adverse impact on revenue and require us to assume more credit risk relating to our receivables from that partner or limit our ability to collect amounts related to previous purchases by that partner. Any of these changes could also decrease our opportunities in the market and could adversely impact our financial condition and results of operations.

Our business is affected by seasonality, which could result in fluctuations in our results of operations.

We experience fluctuations in aggregate sales volume during the year. Historically, our net revenue has typically been highest in our second fiscal quarter and lowest in our fourth fiscal quarter. The seasonality of our business has resulted in variability in our total net revenue quarter-to-quarter. In addition, our customers may change their order patterns and buying habits, including frequency of purchase and/or number of items per order. As a result, we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period. This seasonality, along with other factors that are beyond our control, including general economic conditions, changes in consumer preferences, weather conditions, including the effects of climate change, the availability of import quotas, transportation disruptions and foreign currency exchange rate fluctuations, could adversely affect our business and cause our results of operations to fluctuate.

We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business.

We accept payments online via credit and debit cards, Lulus gift cards, Lulus online credit, buy now pay later options, and other digital wallet services, which subject us to certain regulations and risk of fraud, and we may in the future offer new payment options to customers that would be subject to additional regulations and risks. We pay interchange and other fees in connection with credit card payments, which may increase over time and adversely affect our results of operations. Certain payment processors may seek to implement reserves against our processed transactions which could negatively impact our cash flows should we continue to offer these payment methods to our customers. While we use third parties to process credit and debit card payments, we are subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers. If we fail to comply with applicable rules (such as the PCI DSS 4.0 requirements) and regulations or experience a security breach involving payment card information, we may be subject to fines, assessments and/or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. Further, payment card associations and/or payment gateways have implemented requirements to engage a Qualified Security Assessor (QSA) or Internal Security Assessor (ISA) to validate our compliance with certain requirements. If we fail to successfully complete such validation or fail to comply with these requirements, we may be unable to complete our annual PCI compliance, which could result in rejection by payment processors, fines from payment card associations, increased transaction fees, or loss of our ability to accept credit card payments, any of which could have a material adverse effect on our business, financial condition, and results of operations. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.

Our cash could be adversely affected if the financial institutions in which we hold our cash fail.

We maintain domestic cash deposits in Federal Deposit Insurance Corporation ("FDIC") insured banks. The domestic bank deposit balances may exceed the FDIC insurance limits. These balances could be impacted if one or more of the financial institutions in which we deposit money fails or is subject to other adverse conditions in the financial or credit markets.

We may incur significant losses from customer and/or credit card fraud and theft.

We have in the past incurred and may in the future incur losses from various types of fraud and theft, including stolen credit card numbers, claims that a customer did not authorize a purchase, merchant fraud, and customers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments, and any such losses may be significant. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. Although we have measures in place to detect and reduce the occurrence of fraudulent activity, those measures may not always be effective. Our failure to adequately prevent fraudulent transactions and theft could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our results of operations.

Risks Related to Our Indebtedness

We have outstanding borrowings and we may incur additional indebtedness in the future, which may require us to use a portion of our cash flow to service debt and limit our financial and operating flexibility.

On August 14, 2025, we entered into a Loan and Security Agreement with White Oak Commercial Finance, LLC, as Administrative Agent, and the lenders party thereto (the "2025 Credit Agreement"). The 2025 Credit Agreement is comprised of an asset-based revolving credit facility with a $20.0 million commitment, a $5.0 million uncommitted accordion and a $1.0 million sublimit for letters of credit. The amount that the Borrowers may borrow under the 2025 Credit Agreement is based on a borrowing base calculated based on advance rates for various assets serving as collateral for the 2025 Credit Agreement. Borrowings under the 2025 Credit Agreement bear interest at a rate equal to the 30-day SOFR rate plus 3.95%. The 2025 Credit Agreement is secured by a first-priority security interest in and lien upon all tangible and intangible personal property of the Borrowers now owned or acquired in the future. The 2025 Credit Agreement includes covenants that limit the Borrowers' ability to incur indebtedness, to create liens or other encumbrances, to make certain payments and investments, to engage in transactions with affiliates, to guarantee indebtedness and to sell or otherwise dispose of assets and merge or consolidate with other entities. The 2025 Credit Agreement also includes a financial covenant for minimum excess availability under the 2025 Credit Agreement. It also requires us to maintain lockbox accounts and cash management arrangements under the control of the Administrative Agent, who has full dominion and control over each Collection Account and all Deposit Accounts (except Excluded Accounts) (as such terms are defined in the 2025 Credit Agreement).

As of December 28, 2025, the outstanding borrowing under the 2025 Credit Agreement was $14.4 million in addition to a $0.3 million letter of credit outstanding. After giving effect to the excess availability covenant and the outstanding letter of credit, the unused availability was $1.3 million.

Our borrowing base fluctuates and directly impacts our ability to borrow additional amounts under the 2025 Credit Agreement. The covenants in the 2025 Credit Agreement could limit our ability to finance our future operations or capital needs, or to pursue available business opportunities. Additionally, we may be required to take certain actions that would act in a manner contrary to our business objectives to meet the covenants. Our failure to comply with any of the covenants under our 2025 Credit Agreement could prevent us from being able to draw on the revolving credit facility, cause an event of default under the 2025 Credit Agreement and result in an acceleration of our outstanding indebtedness and various other rights and remedies of the lenders including the sale of the collateral. If our outstanding indebtedness were to be accelerated, we likely would not be able to satisfy all of our obligations under such indebtedness, which would materially adversely affect our financial condition and results of operations.

Risks Related to Our Growth

The estimates of market opportunity and forecasts of market growth included in this Annual Report on Form 10-K may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this Annual Report on Form 10-K are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this Annual Report on Form 10-K relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this Annual Report on Form 10-K, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our past results may not be indicative of future results.

Our past results, including periods of rapid growth of our net revenue and profitability and periods of macroeconomic pressure and corresponding decreases in net revenue and profitability, should not be considered as indicative of our future performance. We operate in a rapidly evolving industry that may not develop in a manner favorable to our business. You should consider our business and prospects in light of the risks and challenges we may encounter.

Our future success will depend in large part upon our ability to, among other things:

- cost-effectively acquire new customers and engage with and retain existing customers;

- adequately and effectively staff our distribution facilities;

- manage our inventory effectively;

- anticipate and respond to macroeconomic changes;

- increase our market share;

- increase consumer awareness of our brand and maintain our reputation;

- successfully expand our offering and geographic reach;

- offer an assortment of merchandise that is attractive to our customers;

- compete effectively;

- avoid interruptions in our business from information technology downtime, cybersecurity breaches, or labor stoppages;

- effectively manage our growth;

- hire, integrate, and retain talented people at all levels of our organization;

- maintain the quality of our technology infrastructure;

- expand internationally;

- develop new features to enhance the customer experience on our sites; and

- add new suppliers and deepen our relationships with existing suppliers.

If we fail to address the risks and challenges that we face, including those associated with the challenges listed above as well as those described elsewhere in this "Risk Factors" section, our business and our operating results will be adversely affected.

We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

We have incurred net losses for the past three years and we may not be able to achieve or maintain profitability in the future. We incurred net losses of $14 million, $55 million, and $19 million in the fiscal years ended December 28, 2025, December 29, 2024, and December 31, 2023, respectively. Even as we try to manage our expenses and expand revenue, these efforts may be more costly than we expect and may not result in increased revenue or growth or margin improvements in our business in the future. Any failure to increase our revenue sufficiently to keep pace with our expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, results of operations and prospects could be adversely affected. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of factors, including our ability to:

- grow our brand awareness and attract new customers;

- enhance and retain our existing customer relationships; and

- pursue international expansion.

We cannot assure that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any net revenue and, therefore, may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to manage our growth effectively, and such growth may adversely affect our existing resources and cause us to encounter challenges we have not faced before.

We have grown over the years, with our net revenue increasing from $133 million in 2016 to $282 million in 2025, with variability in the years between primarily attributed to the impact of the COVID-19 pandemic and the ensuing pent-up demand period followed by a period of macroeconomic pressures and more muted consumer spending. If we experience substantial growth in the future, it may strain our existing infrastructure, including our consolidated distribution facilities, information technology systems, financial controls, merchandising, and operations personnel, and place increased demands on our suppliers, to the extent we increase the size of our merchandise orders. New order delivery times could lengthen as a result of the strains that growth may place on our existing resources, and our growth may make it otherwise difficult for us to respond quickly to changing trends, customer preferences and other factors, which could impair our ability to continue to offer on-trend merchandise and could result in excess inventory, greater markdowns, loss of market share and decreased sales which, in turn, could have a material adverse effect on our business, financial condition, and results of operations. In addition, our current and planned personnel, systems, procedures, and controls may not be adequate to support and effectively manage any expansion in future operations.

It is also possible that we may not continue to grow as expected, which may result in the need to reduce resources. Any reductions to current personnel, systems, procedures, and controls may not be adequate to support and effectively manage our business and future operations. We have implemented cost reduction measures in recent years that included workforce reductions and we may undertake similar measures in the future. Any such restructuring plans, reductions in force or other cost reduction measures could divert management attention, adversely affect employee morale and turnover, and damage our reputation as an employer, which could increase the difficulty of attracting, retaining and motivating qualified personnel and maintaining our corporate culture. Further, our reduced headcount following such restructuring plans and any further turnover may increase the difficulty of executing on our plans, including due to the loss of historical, technical or other expertise, and challenges of covering leaves of absence with a reduced headcount, which may have an adverse effect on our business, prospects and results of operations.

As we continue to pursue our international growth strategy, our success will largely depend on our ability to manage the unique challenges presented by international markets.

We intend to continue to sell products to customers located outside the U.S. Further, we may establish additional relationships in other countries to grow our operations. The substantial up-front investment required, the lack of consumer awareness of our products in jurisdictions outside of the U.S., differences in consumer preferences and trends between the U.S. and other jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labeling, privacy, consumer protection, advertising, ESG and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new territories. We cannot assure that our international efforts will be successful. International sales and increased international operations may be subject to risks such as:

- burdens of complying with a wide variety of laws and regulations, including more stringent regulations relating to data privacy and security, particularly in the EU;

- adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;

- political, economic instability, terrorism and wars;

- global macroeconomic conditions, including inflation, labor shortages, supply chain shortages, or other economic, political or legal uncertainties or adverse developments;

- difficulties in staffing and managing foreign operations;

- natural disasters;

- trade restrictions;

- differing employment practices and laws and labor disruptions;

- differing consumer protection and product laws;

- the imposition of government controls;

- an inability to use or to obtain adequate intellectual property protection for our key brands and products;

- tariffs and customs duties and the classifications of our goods by applicable governmental bodies;

- a legal system subject to undue influence or corruption;

- a business culture in which illegal sales practices may be prevalent;

- logistics and sourcing;

- military conflicts; and

- acts of terrorism.

The occurrence of any of these risks could negatively affect our international business and consequently our overall business, financial condition, and results of operations.

Risks Related to Our Industry

The global apparel industry is subject to intense pricing pressure.

The apparel industry is characterized by low barriers to entry for both suppliers and marketers, global sourcing through suppliers located throughout the world, trade liberalization, continuing movement of product sourcing to lower cost countries, regular promotional activity and the ongoing emergence of new competitors with widely varying strategies and resources. These factors have contributed, and may continue to contribute in the future, to intense pricing pressure and uncertainty throughout the supply chain. Pricing pressure has been exacerbated by the availability of raw materials in recent years. Additionally, the imposition or increase in tariffs, inflation and supply chain constraints could increase pricing pressure on our business. This pressure could have adverse effects on our business and financial condition, including:

- reduced gross margins across our product lines and distribution channels;

- increased supplier demands for allowances, incentives, and other forms of economic support; and

- increased pressure on us to reduce our product costs and operating expenses.

We operate in the highly competitive retail apparel industry, and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could adversely impact our growth and market share, and have a material adverse effect on our business, financial condition, and results of operations.

We operate in the highly competitive retail apparel industry. We compete on the basis of a combination of factors, including our quality, concept, price, breadth, and style of merchandise, as well as our online experience and level of customer service, our brand image, and our ability to anticipate, identify and respond to new and changing fashion trends and customer demands. While we believe that we compete primarily with national and international apparel retailers and e-commerce businesses that specialize in women's apparel, footwear, and accessories, we also face competition from foreign e-commerce platforms, national and regional department stores, specialty retailers, fast-fashion retailers, value retailers, and mass merchants. In addition, our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition, and results of operations.

We also compete with a wide variety of large and small retailers and e-commerce businesses for customers, suppliers, influencers and personnel. The competitive landscape we face, particularly among apparel retailers, is subject to rapid change as new competitors emerge and existing competitors change their offerings. We cannot assure investors that we will be able to continue to compete successfully and navigate the shifts in the competitive landscape in our markets.

Many of our existing and potential competitors are, and many of our potential competitors may be, larger and have greater name recognition and access to greater financial, marketing and other resources than us. Therefore, these competitors may be able to adapt to changes in trends and customer desires more quickly, devote greater resources to the marketing and sale of their products, generate greater brand recognition or adopt more aggressive pricing policies than we can. Many of our competitors also utilize advertising and marketing media which we have not historically used, including advertising via newspapers, magazines, and television, which may provide them with greater brand recognition than we have. As a result, we may lose market share, which could reduce our sales and have a material adverse effect on our business, financial condition, and results of operations.

Our competitors may also sell certain products or substantially similar products for prolonged promotional periods through online and also through outlet centers or discount stores, increasing the competitive pressure for those products. We cannot assure investors that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us. Competitive forces and pressures may intensify as our presence in the retail marketplace grows.

We do not possess exclusive rights to many of the elements that comprise our online experience and merchandise offerings. Some apparel retailers offer a personalized shopping experience that in certain ways is similar to the one we strive to provide to our customers. Our competitors may seek to emulate facets of our business strategy, including "test, learn, and reorder," speed-to-market and online experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. In addition, some of our merchandise offerings are sold to us on a non-exclusive basis. As a result, our current and future competitors, especially those with greater financial, marketing, or other resources, may be able to duplicate or improve upon some or all of the elements of our online experience or merchandise offerings that we believe are important in differentiating our website and our customers' shopping experience. If our competitors were to duplicate or improve upon some or all of the elements of our online experience or product offerings, our competitive position could suffer, which could have a material adverse effect on our business, financial condition, and results of operations.

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Our business and results of operations are subject to global economic conditions and their impact on consumer discretionary spending. Customer purchases of discretionary retail items and specialty retail products, which include our apparel, footwear, and accessories, may be adversely affected by economic conditions such as employment levels, salary and wage levels, the availability of customer credit, inflation, high interest rates, high tax rates, high fuel prices, increased tariffs and global trade instability, and customer confidence with respect to current and future economic conditions. Customer purchases may decline during recessionary periods or at other times when unemployment is higher, fuel prices are higher or disposable income is lower. During 2023, 2024, and 2025, we experienced reductions in net revenue due to challenging macroeconomic conditions where consumers generally lowered their spending levels. These risks may be exacerbated for retailers like us that focus significantly on selling discretionary fashion merchandise to customers who seek value. Customer willingness to make discretionary purchases may decline, may stall or may be slow to increase due to national and regional economic conditions.

Our sales may be particularly susceptible to economic and other conditions in certain regions, states or countries. Considerable uncertainty and volatility remains in the national and global economy, and any further or future slowdowns or disruptions in the economy could adversely affect online shopping traffic and customer discretionary spending and could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Merchandise and Inventory

If we are not able to successfully maintain our desired merchandise assortment or manage our inventory effectively, we may be unable to attract a sufficient number of customers or sell sufficient quantities of our merchandise, which could result in excess inventories, markdowns, and foregone sales.

We offer our customers a broad merchandise assortment with new styles introduced virtually every day in small batches. This enables us to learn about customer demand using our proprietary reorder algorithm, which allows us to reorder best selling products in higher volume. We cannot assure investors that we will be able to continue to stock a broad assortment of merchandise at our current frequency. If we are unable to offer a broad merchandise assortment or manage our inventory effectively, customers may choose to visit our website less frequently, our brand could be impaired, we could lose sales, and our ability to compete successfully and our market share may decline. Further, any failure to manage our merchandise assortment or deficiencies in product testing may result in inaccurate demand forecasting and could lead to excess inventories which could result in higher markdowns. We have experienced logistics issues that have adversely affected our ability to manage our inventory in the past and may experience such issues in the future. If we are unable to identify the appropriate products to reorder in higher volume or successfully manage our desired merchandise assortment, it could have a material adverse effect on our business, financial condition, and results of operations.

Our ability to obtain merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier relationships or events that adversely affect our suppliers or their ability to obtain financing for their operations.

We have many important supplier relationships. We do not own or operate any manufacturing facilities. Instead, we purchase nearly all of our merchandise from third-party suppliers. During 2025, our top nine suppliers accounted for approximately 50% of our purchases, with no single supplier accounting for more than approximately 9.0% of our purchases. Our business and financial performance depend in large part on our ability to evaluate merchandise quickly for style and then modify if needed or to improve the quality, look, and fit of the item. We must also be able to quickly source merchandise and place orders in order to successfully execute our strategy of rapidly responding to evolving fashion trends. Merchandise may not be available to meet our fashion needs on a timely basis, at competitive prices, or at all. Due to the nature of our product strategy, we do not have long-term commitments with any of our suppliers, and we generally operate without any contractual assurances of continued supply, pricing, or access to new products. Our standard terms and conditions do not commit us or our suppliers to any particular quantities, which are established on a purchase order basis.

Our supplier relationships, and therefore our business, could be materially adversely affected if our suppliers:

● raise the prices they charge us;

● change pricing terms to require us to pay upfront or upon delivery;

- reduce our access to styles, brands, and merchandise by entering into broad exclusivity arrangements with our competitors or otherwise in the marketplace;

- sell similar merchandise to our competitors with similar or better pricing, many of whom already purchase merchandise in significantly greater volume and, in some cases, at lower prices than we do;

- lengthen their lead times;

- decrease the quality of their merchandise;

- initiate or expand sales of apparel, footwear, and accessories to retail customers directly through their own stores, catalogs, or on the internet and compete with us directly; or

- otherwise choose to discontinue selling merchandise to us.

The success of our business is driven in part by the price-value proposition we offer our customers. If the costs of the raw materials, for example cotton, synthetics, and trim, or other inputs, such as energy costs or prevailing wages, used in producing our merchandise increase, our suppliers may look to pass these cost increases along to us. The price and availability of such raw materials may fluctuate significantly, depending on many factors which are outside of our control, including commodity prices, crop yields, and weather patterns. In addition, the costs of other inputs are also outside of our control. If our suppliers attempt to pass any cost increases on to us and we refuse to pay the increases, we could lose those suppliers, resulting in the risk that we could not fill our purchase orders in a timely manner or at all. If we pay the increases, we could either attempt to raise retail prices for our merchandise, which could adversely affect our sales and our brand image, or choose not to raise prices, which could adversely affect the profitability of our merchandise sales. As a result, any increase in the cost of raw materials or other inputs could have a material adverse effect on our business, financial condition, and results of operations.

We historically have established good working relationships with many suppliers, some of which have more limited resources, production capacities and operating histories than others. Market and economic events that adversely impact our suppliers could impair our ability to obtain merchandise in sufficient quantities. Such events include difficulties or problems associated with our suppliers' business, finances, ability to import or ship merchandise as a result of strikes, labor disruptions or other events, costs, production, insurance, and reputation. We cannot assure investors that we will be able to acquire desired merchandise in sufficient quantities on acceptable terms or at all in the future, especially if we need significantly greater amounts of inventory in connection with the growth of our business, or that we will be able to get such merchandise delivered to our distribution facilities on a timely basis. We may need to develop new relationships, as our current suppliers may be unable to supply us with needed quantities and we may not be able to find similar merchandise on the same terms. If we are unable to acquire suitable merchandise in sufficient quantities, at acceptable prices with adequate delivery times due to the loss of or a deterioration or change in our relationship with one or more of our key suppliers or if events harmful to our suppliers occur, it could have a material adverse effect on our business, financial condition, and results of operations.

If new trade restrictions are imposed or existing trade restrictions become more burdensome, our ability to source imported merchandise efficiently and cost effectively could be materially adversely affected.

A majority of our inventory is produced by foreign manufacturers, including those based in China, which is either directly imported by domestic importers or imported by us from foreign suppliers. While we believe this is the best strategic business model for the time being, our dependence on foreign supply sources is subject to risks associated with international trade conflicts, particularly with respect to export and import controls and laws, global sourcing and manufacturing which could result in disruptions to our operations.

Suppliers, to the extent they obtain merchandise from outside of the U.S., are subject to trade restrictions, including tariffs, safeguards, or quotas, changes to which could increase the cost or reduce the supply of merchandise available to us. For example, since February 2025, the U.S. government has imposed incremental tariffs on most goods imported from China. In addition, U.S. tariffs on goods imported from certain other countries included an incremental reciprocal tariff of 10% imposed since April 2025. On February 20, 2026, the Supreme Court of the United States of America ruled against President Trump's use of IEEPA, to impose tariffs on global trade partners, effective immediately. The impact of this decision on previous tariffs paid is undetermined while the case is returned to the Court of International Trade for reconsideration in accordance with the Supreme Court ruling.

Heightened tariffs, particularly on Chinese goods, directly impact our owned brand products and, to a lesser extent, a limited number of third-party branded products. If U.S. tariffs on China or other countries from which we or our suppliers source products are reinstated or are increased further, it may increase our cost of sales and may also increase the price of our products. In addition, heightened tariffs may adversely impact our ability to acquire products on acceptable terms and may also adversely impact global logistics, which may result in our inability to purchase sufficient inventory to meet customer demand and in turn materially and adversely impact our sales.

These and other trade restrictions could have a significant impact on our suppliers' sourcing patterns in the future. The extent of this impact, if any, and the possible effect on our purchasing patterns and costs, cannot be determined at this time. We cannot predict whether any of the countries in which our suppliers' merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the U.S. or foreign governments, nor can we predict the likelihood, type or effect of any restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards, and customs restrictions against items we offer, as well as U.S. or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of merchandise to our suppliers, and we would expect the costs to be passed along in increased prices to us, which we may be unable to pass on to our customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Merchandise returns and damages could harm our business.

We allow our customers to return merchandise, subject to our return policy. If merchandise return economics become more costly, our business, financial condition, and results of operations could be harmed. Further, we modify our policies relating to returns or damages from time to time, which may result in customer dissatisfaction or an increase in the number of merchandise returns or damaged products. Supplier non-compliance can also result in increased returns or damages. From time to time, our products are damaged or lost in transit or damaged by customers, which can increase return rates and inventory write-offs and harm our brand. Competitive pressures could cause us to alter our shipping policies, which could also result in customer dissatisfaction or an increase in the number of merchandise returns or damaged products. Due to our customer friendly return policy and consumer behavior, we have experienced and may in the future experience heightened levels of returns, which have and may continue to negatively impact our operating results and financial position. We have also experienced and may in the future experience increased levels of returns due to changes in consumer shopping behavior and discretionary spending as a result of changes in macroeconomic conditions or consumer confidence, including levels of unemployment, the size and timing of federal stimulus programs, salaries and wage rates, high inflation, high interest rates, recession or fears of recession, housing costs, energy and fuel costs, income tax rates and the timing of tax refunds, consumer perceptions of personal well-being and security, availability of consumer credit and consumer debt levels.

Further, international returns may harm our gross margin if we are unable to successfully recover applicable duties and taxes. For merchandise returned by customers in certain countries, we refund the full amount of the customer's purchase to the customer, including applicable duties and taxes, and must separately attempt to recover the amount of duties and taxes paid by the customer from the relevant government authority. Our ability to recover such duties and taxes may be limited by country, shipping carrier and other factors.

Risks Related to Our Technology Infrastructure

System security risk issues, including any real or perceived failure to protect confidential or personal information against security breaches and disruption of our internal operations or information technology systems, could have a material adverse effect on our business, financial condition, and results of operations.

External parties, such as experienced computer programmers and hackers, or even internal users (including both employees and non-employees with authorized access), may be able to penetrate or create systems disruptions or cause shutdowns of our networks, systems and applications or those of third-party companies with which we have contracted to provide services. We collect and use personal information about our employees, customers and others, and sometimes rely upon third-party service providers to maintain or process data on our behalf and to provide security for the information in their possession. Any real or perceived compromise of such information could deter customers from using our platform, subject us to governmental investigations and/or enforcement actions, fines and penalties, litigation, claims and other liabilities, and harm our reputation, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures, timeliness of applying updates to vulnerable systems or other factors within or beyond our control. Such failures or breaches in our information systems could also result in the disclosure, misappropriation, modification or misuse of, or unauthorized access to, our confidential, proprietary, or personal information, disruption of our operations or damage to our networks and systems. An increasing number of websites, including several large internet companies, have disclosed breaches of their security, some of which have involved increasingly sophisticated and highly targeted attacks on portions of their sites. For example, online businesses have been targeted with attacks aimed at compromising the security of payment card information submitted by customers for online purchases, including by injecting malicious code or scripts on website pages or by gaining unauthorized access to payment systems. As an online retailer, we may be targeted with similar attempts.

Although we take steps to protect our networks, systems, applications and data, including the implementation of additional security measures from time to time, we or our service providers may be unable to anticipate, defend against, or timely identify and respond to such activity, including but not limited to hacking, malware, viruses, social engineering (such as phishing or other scams), extortion, account takeover attacks, denial or degradation of service attacks, supply chain attacks, computer and network vulnerabilities or the negligence and malfeasance of individuals with authorized access to our data. In addition, sophisticated hardware and operating system software and applications that we buy or license from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the security and operation of the systems. The costs to us to eliminate or alleviate security problems, viruses and bugs, or any problems associated with the outsourced services provided to us, could be significant, and efforts to address these problems could result in interruptions, delays or cessation of service that may impede our sales, distribution, or other critical functions and have a material adverse effect on our business, financial condition and results of operations.

In addition, many states and countries have enacted laws or regulations that require companies to notify individuals about certain types of security incidents or breaches, and any such disclosures or a failure to disclose may lead to negative publicity and may deter customers from shopping with us or result in a claim that we failed to meet the requirements of applicable regulations. It is also possible that security breaches affecting our competitors or others in our industry could also result in negative publicity that indirectly harms our reputation. Increasing public, industry, and governmental focus on privacy and data security may continue to lead to additional guidance or legislative and regulatory action, and the increased emphasis on privacy may lead customers to request that we take additional measures to enhance security or restrict the manner in which we collect and use customer information to gather insights into customer behavior and craft our marketing programs. As a result, we may have to modify our business systems and practices with the goal of further improving data security, which could result in reduced net revenue, increased expenditures and operating complexity. Any compromise of our security or security breach could result in a violation of applicable privacy and other laws, significant legal and financial exposure or damage to our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.

Our existing general liability and cybersecurity insurance may not cover any, or cover only a portion of any, potential claims or expenses related to security breaches that affect us or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. In addition, we cannot assure investors that the limitations on liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities with respect to any particular claim. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would increase our operating expenses and reduce our net income, if any, or increase our net loss.

We continually update, augment and add technology systems, which could potentially disrupt our operations and have a material adverse effect on our business, financial condition, and results of operations.

Over the years, we have found a balance between developing proprietary applications that are optimized for and tailored to our business and customers' needs on the one hand, and best-in-class third-party solutions on the other hand. We periodically evaluate whether our proprietary application solutions can be replaced by either more advanced or more cost effectively scaled third-party solutions. While currently our order and warehouse management systems are developed in-house, when suitable third-party solutions become available, we might replace our internal systems depending on the growth and the demands of the business.

For example, we implemented a data warehouse solution that in near real-time integrates data from our proprietary software applications and third-party software applications to unlock the various data silos and allow for holistic business intelligence analysis and reporting. The actionable insights we have been able to gather from these analytics have allowed us to detect and act on trends sooner, identify improvement opportunities and implement predictive analysis models to gain efficiencies.

Additionally, from time to time, our systems require modifications and updates, including by adding new hardware, software, and applications; maintaining, updating, or replacing legacy programs; and integrating new service providers, and adding enhanced or new functionality. Although we are actively selecting systems, open source software and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. The failure of our information systems, open source software and the third-party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby harm our profitability.

Further, when integrating or introducing AI and generative AI technologies into our platforms, processes and systems, we may be exposed to new or expanded liabilities and risks due to elevated governmental scrutiny and monitoring, litigation, data privacy risks and compliance issues in a disparate and at times conflicting regulatory environment, all of which could negatively affect our financial performance and business reputation.

The risks associated with the above systems changes, as well as any failure of such systems to operate effectively, could disrupt and adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, and our internal controls over financial reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failures or problems in the future.

We may not be able to successfully implement these new systems or, if implemented, we may still face unexpected disruptions or cost overruns in the future, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We rely significantly on technology and systems to support our supply chain, payments, financial reporting and other key aspects of our business. Any failure, inadequacy, interruption or security failure of those systems could have a material adverse effect on our business, reputation and brand, financial condition, and results of operations.

The satisfactory performance, reliability and availability of our sites, transaction-processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels. Our ability to effectively manage our business depends significantly on our information systems and platforms provided by third parties, which we use primarily to manage items, purchase orders, stock ledgers and allocation and supply chain planning. To manage the growth of our operations and personnel, we will need to continue to improve and expand our operational and financial systems, transaction processing and internal controls and business processes; in doing so, we could encounter transitional issues and incur substantial additional expenses. If we are unable to maintain our current relationships with these service providers, there is no assurance that we will be able to locate replacements on a timely basis or on acceptable terms. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems or expanding them, or a breach in security of these systems, could materially adversely affect the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failure, problem or breach. Any such events could have a material adverse effect on our business, financial condition, and results of operations.

Further, we house many of our systems offsite at third-party data centers. Our data centers may be subject to cyber-attacks or other technology-related incidents, and also break-ins, sabotage and intentional acts of vandalism that could cause disruptions in our ability to serve our customers and protect data. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, intentional sabotage or other anticipated problems could result in lengthy interruptions to our service. Any errors or vulnerability in our systems or damage to or failure of our systems, or a third-party data center hosting our data, could result in interruptions in our operations and could have a material adverse effect on our business, financial condition, and results of operations.

In addition, we may now and in the future implement new systems to increase efficiencies and profitability. We may encounter transitional issues and incur substantial additional expenses in connection with any implementation or change to existing processes, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Our business relies heavily on email, SMS and other messaging services, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications could materially adversely affect our business, financial condition, and results of operations.

Our business is highly dependent upon email, SMS and other messaging services for promoting our brand and platform. We send promotional email and SMS messages and push notifications to inform customers of new products, shipping specials and other offers, and transactional emails and SMS messages to communicate updates to customer orders and returns or to respond to customer outreach. We believe these messages are an important part of our customer experience. If we are unable to successfully deliver emails, SMS or other messages to our subscribers, or if subscribers decline to open or read our messages, our net revenue and profitability would be materially adversely affected. Changes in how web, mail and carrier services block, organize and prioritize messaging may reduce the number of subscribers who receive or open our messages. For example, Google's Gmail service has a feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber's inbox or viewed as "spam" by our subscribers and may reduce the likelihood of that subscriber reading our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of email, SMS or other messages could also adversely impact our business. From time to time, email service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that could result in our inability to successfully deliver emails or other messages to customers. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications would also materially adversely impact our business. Our use of email, SMS and other messaging services to send communications to customers may also result in legal claims against us, which may cause us increased expense, and if successful, might result in fines or orders with costly reporting and compliance obligations or might limit or prohibit our ability to send email, SMS or other messages.

We also rely on social media platforms to communicate with our customers and to encourage our customers to engage with our brand. Changes to the terms of these social media platforms to limit promotional communications or our ability or our customers' ability to send communications through their services, disruptions or downtime experienced by these social media platforms, or decline in the use of or engagement with social media platforms by consumers could materially adversely affect our business, financial condition, and results of operations.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary applications.

We utilize open source software in the applications we have developed to operate our business and will use open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable, and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, and that we license such modifications or derivative works under the terms of the particular open source license. We may face claims from third parties claiming ownership of, or demanding the release or license of, the open source software or derivative works that we developed from such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, or cease offering the implicated software unless and until we can re-engineer it to avoid infringement. We also may be required to re-engineer products if the license terms for incorporated open source software change. The re-engineering process of some or all of our software could require significant additional research and development resources, and we may not be able to complete it successfully. In addition, use of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. These risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, results of operations, and financial conditions.

The use of technology based on artificial intelligence presents risks relating to confidentiality, creation of inaccurate and flawed outputs and emerging regulatory risk, any or all of which may adversely affect our business and results of operations.

We use or may in the future use AI and machine learning in our business to, among other things, facilitate personalized customer journeys, predict shopping behaviors, optimize marketing, generate data aggregation, summarizations and insights, and streamline workflows. Issues relating to our use or potential use of new and evolving AI technologies may cause us to experience brand or reputational harm, competitive harm, customer loss, legal liability or new or enhanced governmental or regulatory scrutiny, and to incur additional costs to resolve such issues. For example, sensitive, proprietary, or confidential information of the Company and employees could be leaked, disclosed, or revealed as a result of or in connection with the use of generative AI technologies by our employees or vendors. Any such information input into a third-party generative AI or machine learning platform could be revealed to others, including if information is used to train the third party's generative AI or machine learning models, which may impact our ability to realize the benefit of, or adequately maintain, protect, and enforce our intellectual property or confidential information, harming our competitive position and business. Additionally, where a generative AI or machine learning model ingests personal information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model. The use of AI also brings ethical issues related to privacy, customer monitoring and consent and transparency of use, as well as potential for bias and discrimination. We have implemented a policy and guidelines for employee use of AI tools and may implement access controls and other safeguards for certain AI use cases. We also assess third-party AI tools and services through risk-based diligence and impose contractual requirements, where we seek to manage risks relating to ownership and licensing of input and output data. However, uncertainties remain with respect to evolving intellectual property rights and privacy requirements.

Generative AI or machine learning models may create incomplete, inaccurate, offensive or otherwise flawed outputs, some of which may appear correct. Further, AI algorithms are based on machine learning and predictive analytics, which can include unexpected biases and lead to discriminatory outcomes. We may engage in testing, review, or monitoring commensurate with the use case to help identify and address issues such as inaccuracy, bias, or drift; however, such measures cannot eliminate these risks. Due to these issues, these models could lead us to make flawed decisions that could result in adverse consequences to us. Further, any outputs that we create using generative AI technologies may not be subject to copyright protection, which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the AI-enabled systems used in our business, or if we experience cybersecurity incidents in connection with our use or any third party's use of AI-enabled tools, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, data privacy, cybersecurity, publicity, contractual or other rights.

In addition, uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with applicable law, the nature of which cannot be determined at this time. Several jurisdictions have already proposed or enacted laws governing AI. Other jurisdictions may decide to adopt similar or more restrictive legislation that may render the use of such technologies challenging. The timing, scope, and enforcement of such requirements remain uncertain. These obligations may prevent or limit our ability to use AI in our business, lead to regulatory fines or penalties, or require us to change our business practices. If we cannot use AI, or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. Any of these factors could adversely affect our business, financial condition, and results of operations.

Government regulation of the Internet and eCommerce is evolving and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to regulations and laws specifically governing the Internet and eCommerce. Existing and future regulations and laws could impede the growth of the Internet, eCommerce or mobile commerce. These regulations and laws may involve online payments, taxes, tariffs, privacy, data protection, data security, anti-spam, content protection, website accessibility, Internet neutrality, AI, automated decision making, electronic contracts and communications, consumer protection, website accessibility, Internet neutrality and gift cards. Additional examples include intermediary liability protections, online platform liability, content moderation, online child safety, packaging and recycling requirements, seller certification and representative requirements, and know-your-customer/business regulations.

These laws and regulations are continuously evolving, and compliance is costly and can require changes to our business practices and significant management time and effort. We strive to comply with all applicable laws, and compliance is often complex and/or operationally challenging. In addition, applicable laws may conflict with other rules or our practices and by complying with the laws or regulations of one jurisdiction, we may find that we are violating the laws or regulations of another jurisdiction. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability.

Risks Related to the Supply of Our Products

Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, and warehousing.

We currently source nearly all of the merchandise we offer from third-party suppliers, and as a result we may be subject to price fluctuations or demand disruptions. Our results of operations would be negatively impacted by increases in the prices of our merchandise, and we have no guarantees that prices will not rise. We are working to strategically establish more direct sourcing relationships with factories, which adds risks related to shipping, importation, and payment terms. In addition, as we expand into new categories and product types, we expect that we may not have strong purchasing power in these new areas, which could lead to higher prices than we have historically seen in our current categories. We may not be able to pass increased prices on to customers, which could adversely affect our results of operations. Moreover, in the event of a significant disruption in the supply of the fabrics or raw materials used in the manufacture of the merchandise we offer, the suppliers we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. For example, natural disasters could increase raw material costs, impacting pricing with certain of our suppliers, or cause shipping delays for certain of our merchandise. We may not be able to maintain the quality expectations of customers due to disruptions in the supply of the fabrics or raw materials used in the manufacture of our products. Global climate change is resulting in certain types of natural disasters occurring more frequently or with more intense effects. Any delays, interruption, damage to, or increased costs in the manufacture of the merchandise we offer could result in higher prices to acquire the merchandise or non-delivery of merchandise altogether and could adversely affect our results of operations.

We believe that we have strong supplier relationships, and we work continuously with our suppliers to manage cost increases. Our overall profitability depends, in part, on the success of our ability to mitigate rising costs or shortages of raw materials used to manufacture our merchandise. Cotton, synthetics and other raw materials used to manufacture our merchandise are subject to availability constraints and price volatility impacted by a number of factors, including supply and demand for fabrics, weather, government regulations, economic climate, and other unpredictable factors. In addition, our sourcing costs may fluctuate due to labor conditions, transportation, or freight costs, energy prices, currency fluctuations, or other unpredictable factors. The cost of labor at many of our third-party suppliers has been increasing in recent years, and we believe it is unlikely that such cost pressures will abate.

Most of our merchandise is shipped from our suppliers by ocean vessel. If a disruption occurs in the operation of ports through which our merchandise is imported, we may incur increased costs related to air freight or use of alternative ports. Shipping by air is significantly more expensive than shipping by ocean and our margins and profitability could be reduced. Shipping to alternative ports could also lead to delays in receipt of our merchandise. We rely on third-party shipping companies to deliver our merchandise to us. Failures by these shipping companies to deliver our merchandise to us or lack of capacity in the shipping industry could lead to delays in receipt of our merchandise or increased expense in the delivery of our merchandise. Geopolitical tensions in early 2026 involving Iran, the U.S., Israel, and multiple Gulf states have introduced potential volatility in oil markets that could result in higher fuel-related surcharges from carriers. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

In addition, we cannot guarantee that merchandise we receive from suppliers will be of sufficient quality or free from damage, or that such merchandise will not be damaged during shipping, while stored in one of our distribution facilities, or when returned by customers. Further, as we establish more direct sourcing relationships, we will become increasingly responsible for any product quality issues that arise. While we take measures to ensure merchandise quality and avoid damage, including evaluating supplier product samples, conducting inventory inspections and inspecting returned product, we cannot control merchandise while it is out of our possession or prevent all damage while in our distribution facilities. We may incur additional expenses and our reputation could be harmed if customers and potential customers believe that our merchandise is not of sufficiently high quality or may be damaged.

We have two distribution facilities and disruptions to the operations at these locations could have a material adverse effect on our business, financial condition, and results of operations.

We have one distribution facility located in California and one in Pennsylvania. All of our merchandise is shipped from our suppliers to one of our distribution facilities and then packaged and shipped from our distribution facilities to our customers. The success of our business depends on our timely receipt of merchandise so we can continuously bring new, on-trend products online for sale. The success of our business also depends on customer orders being timely processed and delivered to meet promised delivery dates and satisfy our customers. The efficient flow of our merchandise requires that we have adequate capacity and uninterrupted service in our distribution facilities to support both our current level of operations and any increased levels that may follow from future growth plans. We may be unable to accommodate future growth using our existing distribution facilities. In such case, we will either need to expand and upgrade our existing distribution facilities or open additional distribution facilities. Upgrading our existing distribution facilities or transferring our operations to a facility with greater capacity will require us to incur additional costs, which could be significant, and may require us to secure additional favorable real estate or may require us to obtain additional financing. Appropriate locations or financing for the purchase or lease of such additional real estate may not be available at reasonable costs or at all. Our failure to provide adequate order fulfillment, secure additional distribution capacity when necessary, or retain a suitable third-party logistics provider could impede our growth plans. Further increasing this capacity could increase our costs, which in turn could have a material adverse effect on our business, financial condition, and results of operations. Alternatively, based on our assessments and if required by business conditions, we may make capital investments to move or close all or part of additional distribution facilities in the future. These changes could result in significant future charges or disruptions in our operations, and we may not achieve the expected benefits from these changes, which could result in an adverse impact on our operating results, cash flows and financial condition.

In addition, if we encounter difficulties associated with our distribution facilities or if they were to shut down or be unable to operate for any reason, including because of fire, natural disaster, power outage, or other event, we could face inventory shortages, resulting in "out-of-stock" conditions on our website, and delays in shipments, resulting in significantly higher costs and longer lead times distributing our merchandise. In addition, operations and distribution staff would need to find an alternative location, causing further disruption to our business and operations and increased costs associated with opening a new location.

If we encounter difficulties or disasters with our distribution facilities or corporate offices, our disaster recovery, business continuity and document retention plans may be inadequate or insufficient and our critical systems, operations and information may not be restored in a timely manner, or at all, and this could have a material adverse effect on our business, financial condition, and results of operations.

We rely on third-party suppliers, manufacturers, distributors, and other suppliers, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services.

We do not own or operate any manufacturing facilities. We use multiple third-party suppliers to source and manufacture many of our products under our owned brand, and those third-party suppliers source from manufacturers based primarily in China and, to a lesser extent, countries such as Mexico, Vietnam, India and the U.S. We are also working to strategically establish more direct sourcing relationships with manufacturers overseas. We engage our third-party suppliers and manufacturers on a purchase order basis combined with customary terms and conditions and are not party to any long-term contracts containing purchase obligations. The ability of these third parties to supply and manufacture our products may be affected by competing orders placed by other clients and the demands of those clients. If we experience significant increases in demand or need to replace a significant number of existing suppliers or manufacturers, we cannot assure that additional supply and manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer will allocate sufficient capacity to us in order to meet our requirements.

In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. We do not regularly inspect our suppliers and quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, harming our sales, and creating inventory write-downs for unusable products. Further, we cannot assure that we will be able to detect, prevent or fix all defects that may affect our merchandise, which could hurt the image of our brand and is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality of our products could harm our brand and decrease demand for our products.

Countries from which we or our vendors obtain products may, from time to time, impose new or adjust prevailing quotas or other restrictions on exported products, and the U.S. may impose new duties, quotas and other restrictions on imported products. This could disrupt the supply of such products to us and adversely affect our operations. The U.S. Congress periodically considers other restrictions on the importation of products obtained for us. The cost of such products may increase for us if applicable duties are raised or import quotas with respect to such products are imposed or made more restrictive.

We have developed strategies to try to mitigate the impact of current and potential future tariffs, including collaborative efforts with our vendor partners and suppliers. There can be no assurance that the imposed tariffs will not be increased, expanded or extended. The impact of these tariffs on current and future fiscal years could have a material adverse effect on our cost of goods sold and results of operations.

Further, our third-party manufacturers, suppliers, and distributors may:

● have economic or business interests or goals that are inconsistent with ours;

● take actions contrary to our instructions, requests, policies or objectives;

● be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet our production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products;

● have financial difficulties;

● encounter raw material or labor shortages;

● encounter increases in raw material or labor costs which may affect our procurement costs;

● disclose our confidential information or intellectual property to competitors or third parties;

● engage in activities or employ practices that may harm our reputation; and

- work with, be acquired by, or come under control of, our competitors.

Many of our third-party suppliers and manufacturers are based in China, which exposes us to risks inherent in doing business there.

We primarily use third-party suppliers and manufacturers based in China. This sourcing concentration increases our dependence of these suppliers and exposes us to the risks of doing business in China. We may have greater risks than our peers due to the concentration of our suppliers and manufacturers in China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers increase significantly.

In addition, our suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China. Sourcing products from China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, custom duties, environmental regulations, land use rights, intellectual property, currency controls, network security, sanctions, embargoes, employee benefits and other matters. In addition, we may not obtain or retain the requisite legal permits to continue to operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. Further, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in these jurisdictions. Imports into the U.S. of products from China may also be subject to increased risk of seizure by Customs and Border Protection in light of enforcement directives established by the Uyghur Forced Labor Prevention Act, or UFLPA, and regulations issued pursuant to UFLPA.

Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

We plan to continue increasing the number of direct sourcing relationships with manufacturers overseas, but because our experience with direct sourcing is still relatively limited, we may be exposed to unforeseen risks that could have a material adverse effect on our business, financial condition, and results of operations.

In an effort to address some of the challenges with our current supply chain, including pricing, geopolitical challenges, competing orders placed by other clients, and overall risks of doing business in China, we are working to strategically build upon our direct sourcing relationships with manufacturers overseas across various locations. We have some experience with direct sourcing relationships but overall, our experience is limited in comparison to our third-party supplier relationships. We may not be successful in establishing direct sourcing relationships, and we may not successfully identify the correct suppliers or countries in which to establish relationships or correct business or legal terms to govern the relationships. If we engage suppliers whose materials and/or delivery of products do not meet our quality control standards and specifications or comply with applicable laws or regulations, our operating results and reputation could be materially adversely impacted. We may not be successful in obtaining the margin benefits we are anticipating from direct sourcing, and may experience difficulties with order quantities, payment terms, quality, third-party, regulatory compliance, and customs complexities. If any of these events occur, our results of operations, financial condition, and cash flows could be materially and adversely affected.

Any failure by us or our suppliers to comply with product safety, labor or other laws, our Vendor and Supplier Code of Conduct, or our standard terms and conditions, or to provide safe factory conditions for their workers may damage our reputation and brand and harm our business.

The merchandise we sell to our customers is subject to regulation by the U.S. Consumer Product Safety Commission and similar state and international regulatory authorities. As a result, such merchandise could be in the future subject to recalls and other remedial actions. Product safety, labeling, and licensing concerns may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, lost sales, diverted resources, potential harm to our reputation, and increased customer service costs and legal expenses, which could have a material adverse effect on our results of operations.

Additionally, we are subject to regulations related to the manufacture of the merchandise that we sell. For example, in California, we are subject to record keeping and wage guarantor obligations pursuant to SB 62 (the "Garment Worker Protection Act"), for certain items that we contract to manufacture, as well as AB 701 (the "Warehouse Quotas Law"), which requires us to ensure that quotas do not interfere with warehouse worker meal and rest periods under California's wage orders.

We purchase our merchandise from numerous third-party domestic and international suppliers. Failure by us or our third-party suppliers to comply with such laws and regulations, as well as with ethical, social, product, labor and environmental standards, or related political considerations, could result in the cancellation of orders by customers and termination of relationships, among other things. Some of the merchandise we sell may expose us to product liability claims and litigation or regulatory action relating to personal injury or environmental or property damage. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all. In addition, some of our agreements with our suppliers may not indemnify us from product liability for a particular supplier's merchandise or our suppliers may not have sufficient resources or insurance to satisfy their indemnity and defense obligations. Our standard vendor terms and conditions require suppliers to comply with applicable laws and to warrant that the products are made without use of child labor, convict labor, indentured or bonded labor, or labor obtained through human trafficking. Our Vendor and Supplier Code of Conduct, which our vendors contractually agree to, further sets forth our baseline expectations for safe and humane factory conditions. Failure of our suppliers to comply with applicable laws, regulations and contractual requirements or to provide safe and humane factory conditions and oversight at their facilities could damage our reputation and brand and lead to legal claims against us, resulting in increased legal expenses and costs. Further, damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.

We rely upon independent third-party transportation providers for substantially all of our merchandise shipments and any disruptions or increased transportation costs could have a material adverse effect on our business, financial condition, and results of operations.

We currently rely upon independent third-party transportation providers for substantially all of our merchandise shipments, including shipments to all of our distribution facilities and our customers. Our shipments are subject to risks, including increases in fuel prices, which would increase our distribution costs, and employee strikes and inclement weather, which may impact the third party's ability to provide delivery services that adequately meet our needs. For example, it can take as long as six to seven days to get shipments from our distribution facilities. If we change shipping companies, we could face logistical difficulties that could adversely impact deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs. Historically, the shipping and handling fees we charge our customers are intended to partially offset the related shipping and handling expenses. Pure-play and omni-channel retailers are increasing their focus on delivery services, as customers are increasingly seeking faster, guaranteed delivery times and low-price or free shipping. To remain competitive, we may be required to offer discounted, free or other more competitive shipping options to our customers, including expedited delivery services, which may result in declines in our shipping and handling fees and increased shipping and handling expense. Any increase in shipping costs or any other significant shipping difficulties or disruptions could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Regulation, Taxation and Litigation

We may be subject to liability and other risks if we, our suppliers or the manufacturers of our merchandise infringe upon the trademarks, copyrights or other intellectual property rights of third parties, including the risk that we could acquire merchandise from our suppliers without the full right to sell it.

We purchase merchandise that may be subject to copyrights, design patents, trademark, trade dress or otherwise may incorporate protected intellectual property. Typically we are not involved in the manufacture of any of the merchandise that we purchase from our suppliers for sale to our customers, and we do not independently investigate whether our suppliers or the manufacturers with whom they do business hold intellectual property rights to the merchandise we purchase. Third parties have and may bring legal claims, or threaten to bring legal claims, against us that their intellectual property rights are being infringed or violated by our use of intellectual property if our suppliers or the manufacturers of our merchandise infringe upon the intellectual property rights of third parties. Litigation or threatened litigation, regardless of merit, could be costly, time consuming to defend, require us to redesign or rebrand our products or packaging, if feasible, distract our senior management from operating our business and require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property. Any such royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. If we were to be found liable for any such infringement, we could be required to pay substantial damages which our indemnifying suppliers may not be able to fully pay, and could be subject to injunctions preventing further infringement. In addition, any payments we are required to make and any injunctions with which we are required to comply as a result of infringement claims could be costly. While our standard vendor terms and conditions require our suppliers to indemnify us against third-party intellectual property claims, certain agreements with our suppliers may not indemnify us from intellectual property claims for a particular supplier's merchandise or our suppliers may not have sufficient resources or insurance to satisfy their indemnity and defense obligations. Any legal claims or litigation could have a material adverse effect on our business, financial condition, and results of operations.

If a third party claims to have licensing rights with respect to merchandise we purchased from a supplier, or if we acquire unlicensed merchandise, we may be obligated to remove this merchandise from our platform, incur costs associated with this removal if the distributor or supplier is unwilling or unable to reimburse us and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Additionally, we could need to purchase new merchandise to replace any we remove. Any such events could have a material adverse effect on our business, financial condition, and results of operations.

Laws and regulations relating to the liability of providers of online services for the activities of their marketers or their social media creators and the content of their marketers' listings are currently unsettled. We could be subject to claims for defamation, negligence, copyright or trademark infringement, or claims based on other theories relating to the information we publish on our websites, or the information published across social media. These types of claims have been brought, sometimes successfully, against online services including us in the past. We may not successfully avoid civil or criminal liability for unlawful activities carried out by our marketers or our creators. Our potential liability for unlawful activities of our marketers or our creators or the content of our marketers' listings could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to reevaluate marketing efforts. Our insurance may not adequately protect us against these types of claims and the defense of such claims may divert the attention of our management from our operations. If we are subject to such lawsuits, it may adversely affect our business.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules, and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and e-commerce, including geo-blocking and other geographically based restrictions, internet advertising and price display, customer protection, anti-corruption, antitrust and competition, economic and trade sanctions, tax, banking, data security, data protection, and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could severely damage our reputation and our relationship with our customers, third party partners and investors as well as decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and e-commerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and customer-generated content, user privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of e-commerce may prompt calls for more stringent customer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Likewise, the SEC, the U.S. Department of Justice, the U.S. Treasury Department's Office of Foreign Assets Controls ("OFAC"), the U.S. Department of State, as well as other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, and those owned by them or those acting on their behalf. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the "FCPA"), generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, private persons to obtain or retain business or an improper business advantage.

Although we have policies and procedures in place designed to promote compliance with laws and regulations, our employees, partners, or agents could take actions in contravention of our policies and procedures or violate applicable laws or regulations. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation, and damage to our reputation and the value of our brand.

As we expand our operations in existing and new jurisdictions internationally, we will need to increase the scope of our compliance programs to address the risks relating to the potential for violations of the FCPA and other anti-bribery and anti-corruption laws. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our retailers and brands conduct business could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce net revenue, increase costs or subject us to additional liabilities.

We may be unable to protect our trademarks or other intellectual property rights.

We believe that our trademarks are integral to our business and our success in building our brand image and customer loyalty. We rely on trademark registrations and common law trademark rights to protect the distinctiveness of our brand and have registered, or have applied to register, those trademarks that we believe are important to our business with the U.S. Patent and Trademark Office and in many foreign countries. We cannot assure that our applications will be approved or that these registrations will prevent imitation of our name, merchandising concept, website design or merchandise or the infringement of our other intellectual property rights by others. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. In certain cases, the merchandise we sell is purchased on a non-exclusive basis from suppliers that also sell to our competitors. While we use our brand name on these items, our competitors may seek to replicate aspects of our business strategy and online experience, thereby diluting the experience we offer and adversely affecting our brand and competitive position. Imitation of our name, concept, website design or merchandise in a manner that projects lesser quality or carries a negative connotation of our brand image could have a material adverse effect on our business, financial condition, and results of operations.

We cannot be certain that the actions we have taken to establish, police and protect our trademarks or our resources will be adequate to prevent imitation of our merchandise by others or to prevent others from seeking to block sales of our merchandise as a violation of the trademarks or proprietary rights of others. If disputes arise in the future, we may not be able to successfully resolve these types of conflicts to our satisfaction. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Although we cannot currently estimate the likelihood of success of any such lawsuit or ultimate resolution of such a conflict, such a conflict, regardless of outcome, could have an adverse effect on our business, financial condition, and results of operations.

Litigation may be necessary to protect our trademarks and other intellectual property rights or to enforce these rights. Any litigation or claims brought by us could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to data security and privacy risks that could negatively affect our results, operations or reputation.

We collect personal information and other data from our employees, customers, prospective customers and others to provide products and services, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We may also share customers' personal information with certain third parties as authorized by the customer or as described in our privacy policy. Sophisticated hackers and cybercriminals employ advanced techniques, including social engineering and automated attacks, which may evade detection for extended periods. A breach of our networks, or those of our service providers or vendors with whom we provide or grant access to information, could result in the loss of confidential business and financial data, misappropriation of personal information of customers or employees, and disruption of business operations. Such incidents could materially adversely affect our business through impaired customer relationships, loss of sales and customers, potential fines and lawsuits, significant legal and remediation costs, and damage to our brand. If we expand or enhance mobile applications or age sensitive experiences, we may be subject to additional or evolving requirements related to youth privacy, age verification and age-appropriate design, and app distribution platform policies, and any failure or perceived failure to comply could lead to enforcement actions, litigation, reputational harm, or business interruption.

In addition, we are subject to an increasingly complex, and sometimes conflicting, set of legal obligations related to data protection, privacy and information security in the U.S., Europe, Canada and other countries where we do business, and there will continue to be new proposed laws and regulations and changes to existing legal frameworks that govern how we collect, use, share, and process personal data. In the U.S., multiple states have enacted, or are considering, comprehensive consumer privacy laws, that establish varying obligations and individual rights, and these laws continue to evolve rapidly. The CCPA (as amended by the CPRA), the most stringent state privacy law, grants California residents data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, the right to request to opt-out of certain sales of such personal information as well as a private right of action for certain data breaches. The European Union adopted the GDPR and the United Kingdom enacted the UK General Data Protection Regulation (which implements the GDPR into UK law); both of which impose significant compliance requirements, including extensive documentation requirements and granting certain rights to individuals to control how businesses collect, use, disclose, retain and leverage information about them or how they obtain consent from them. In Canada, the Personal Information Protection and Electronic Documents Act ("PIPEDA"), and various provincial laws require companies to give detailed privacy notices to consumers; obtain consent to use personal information, with limited exceptions; allow individuals to access and correct their personal information; and report certain data breaches.

Any failure or perceived failure by us to comply with rapidly evolving data protection laws and regulations, policies (including our own stated privacy policies), legal obligations, contractual obligations or industry standards, or any security incident that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental investigations and/or enforcement actions, litigation (including customer class actions), claims by our customers and other third parties, fines, penalties and other liabilities, damage to our reputation or adverse publicity, and could cause our customers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

If our suppliers fail to comply with applicable laws, including a failure to use acceptable labor practices, or if our suppliers suffer disruptions in their businesses, we could suffer adverse business consequences.

Our suppliers source the merchandise we sell from manufacturers both inside and outside of the U.S. Although our suppliers are required to comply with all applicable laws, including labor and employment, immigration, customs, environmental and product safety, we do not own, supervise or control our suppliers or the manufacturers that produce the merchandise we sell. In the past, we have purchased merchandise from our suppliers solely within the U.S. Over the course of the last past few years, we have increased and expect to further increase direct purchases from suppliers outside the U.S., which may expose us to additional risks. The violation, or perception of any violation, of any labor, immigration, product safety, or other laws by any of our suppliers, their U.S. and non-U.S. manufacturers, or our direct suppliers, such as use of forced or child labor, or the divergence of the labor practices followed by any of our suppliers or these manufacturers from those generally accepted in the U.S., could damage our brand image or subject us to boycotts by our customers or activist groups which could have a material adverse effect on our business, financial condition, and results of operations.

Any event causing a sudden disruption of manufacturing or imports, including the imposition of additional import restrictions, could interrupt, or otherwise disrupt the shipment of finished products to us by our suppliers. Political and financial instability outside the U.S., strikes, adverse weather conditions or natural disasters that may occur or acts of war or terrorism in the U.S. or worldwide, may affect the production, shipment or receipt of merchandise. These factors, which are beyond our control, may require us to modify our current business practices or incur increased costs and could have a material adverse effect on our business, financial condition, and results of operations.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise cause us to change the way we do business, which could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to numerous laws and regulations, including labor and employment, truth-in-advertising, California's Proposition 65 and other environmental laws and regulations, customer protection and zoning and occupancy laws and ordinances that regulate retailers generally or govern the promotion and sale of merchandise and the operation of warehouse facilities. If these regulations were to change or were violated by our management, employees, or suppliers, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties or suffer reputational harm, which could reduce demand for our merchandise and have a material adverse effect on our business, financial condition, and results of operations. In addition to increased regulatory compliance requirements, changes in laws could make the ordinary conduct of our business more expensive or require us to change the way we do business.

Laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, immigration laws, child labor laws, supervisory status, leaves of absence, wages, pay transparency, mandated health benefits or overtime pay, could also increase compensation and benefits costs. Moreover, changes in product safety or other customer protection laws, could lead to increased costs to us for some merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws, and future actions or increased costs related to these changes could have a material adverse effect on our business, financial condition, and results of operations.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business, financial condition, and results of operations.

Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels continue to review the appropriate treatment of companies engaged in internet commerce and consider changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. We cannot predict whether such changes will occur, nor the effect of current attempts to impose taxes on commerce over the internet. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, various governments and intergovernmental organizations could introduce proposals for tax legislation, or adopt tax laws, that may have a significant adverse effect on our worldwide effective tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, the U.S. federal government could enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. It is possible that other jurisdictions in which we operate or do business could enact tax legislation that could adversely affect us through increasing our tax liabilities.

The application of indirect taxes could adversely affect our business and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax, to our business and to our retailers and brands is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to the businesses of our retailers and brands. One or more states, the federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate e-commerce. For example, state and local taxing authorities in the U.S. and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering similar legislation. Such legislation could require us to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business. In 2018, the U.S. Supreme Court held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Most U.S. states have enacted new sales tax laws requiring remote vendors and online marketplaces to collect, remit and report sales tax. While we now collect, remit, and report sales tax in all states where we have assessed such obligation, it is still possible that one or more jurisdictions could assert that we have a liability from previous periods that could result in additional liabilities.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which requires us to conduct due diligence on and disclose whether or not our products sold during the prior fiscal year contained conflict minerals. These requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our products. In addition, we incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes, or sources of supply to avoid such materials.

Risks Related to Our Company and Our Ownership Structure

We may require additional capital to support business growth and this capital might not be available or may be available only by diluting existing stockholders.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, stockholders may experience significant dilution of their ownership interests. If we raise additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, our ability to continue to support our business growth and to respond to business challenges could be significantly limited and our business and prospects could fail or be adversely affected.

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

As of the date of this Annual Report on Form 10-K, our executive officers, directors, and principal stockholders own, in the aggregate, approximately 75% of our outstanding common stock. These stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation, and approval of significant corporate transactions and will have significant control over our management and policies. This concentration of influence could be disadvantageous to other stockholders with interests different from those of our officers, directors, and principal stockholders and could have an adverse effect on the price of our common stock.

In addition, these stockholders could take actions that have the effect of delaying or preventing a change-in-control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

● authorize our Board of Directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

● subject to certain exceptions, including that entities affiliated with H.I.G Capital, LLC ("H.I.G."), Institutional Venture Partners ("IVP") and the Canada Pension Plan Investment Board ("CPPIB") hold at least 50% of our common stock, require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

● specify that special meetings of our stockholders can be called only by a majority of our Board of Directors, the Chair of our Board of Directors or our Chief Executive Officer;

● establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board of Directors;

● establish that our Board of Directors is divided into three classes, with each class serving three-year staggered terms;

● prohibit cumulative voting in the election of directors; and

● provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management.

In addition, because we are incorporated in Delaware, we have opted out of the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder (any stockholder with 15% or more of our capital stock) for a period of three years following the date on which the stockholder became an "interested" stockholder. However, our amended and restated certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the DGCL and prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition, except that it provides that H.I.G. or any affiliate thereof, or any person or entity to which any of the foregoing stockholders transfers shares of our voting stock (subject to specified exceptions), in each case regardless of the total percentage of our voting stock owned by such stockholder or such person or entity, shall not be deemed an "interested stockholder" for purposes of this provision of our amended and restated certificate of incorporation and therefore not subject to the restrictions set forth in this provision.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and the federal district courts of the U.S. as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with the Company or our directors, officers, or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to the Company or our stockholders, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any director or officer of the Company governed by the internal affairs doctrine. Additionally, our amended and restated certificate of incorporation further provides that the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against a defendant to such complaint. The choice of forum provisions would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. We note that there is uncertainty as to whether a court would enforce the choice of forum provision with respect to claims under the federal securities laws, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations and result in a diversion of the time and resources of our management and Board of Directors. These provisions may also result in increased costs for investors seeking to bring a claim against us or any of our directors, officers, or other employees.

Lulu's Fashion Lounge Holdings, Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt, and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls, or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise.

Risks Related to Ownership of Our Common Stock

We are required to meet the Nasdaq Capital Market's continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our common stock, which could make it more difficult for us to sell securities in a future financing or for stockholders to sell our common stock.

We are required to meet the continued listing requirements of Nasdaq and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum share price, minimum stockholders' equity or market capitalization, and certain other continued listing standards and corporate governance requirements.

We previously failed to meet the continued listing requirements of the Nasdaq Global Market under Nasdaq rules. Specifically, we received a deficiency letter from Nasdaq on February 27, 2025 regarding not being in compliance with the minimum close bid price of $1.00 per share required for continued listing, and we received a deficiency letter on May 21, 2025 regarding not being in compliance with the minimum $10 million of stockholders' equity required for continued listing on the Nasdaq Global Market. We regained compliance with these deficiencies through our implementation of a 1-for-15 reverse stock split in July 2025 and our transfer to the Nasdaq Capital Market in June 2025, respectively. While we are currently in compliance with the continued listing requirements of the Nasdaq Capital Market, there can be no guarantee that we will be able to maintain compliance with these requirements in the future. If we are unable to maintain compliance with the continued listing requirements of the Nasdaq Capital Market in the future, our common stock could be delisted.

If our common stock is delisted from Nasdaq, we and our stockholders could face significant material adverse consequences including:

● a limited availability of market quotations for our shares;

● reduced liquidity for our shares;

● a determination that our common stock is a "penny stock" which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our shares;

● a limited amount of news and analyst coverage; and

● a decreased ability to issue additional securities or obtain additional financing in the future.

We expect that our stock price will fluctuate significantly, which could cause the value of investments in our common stock to decline, and investors may not be able to resell their shares at a price at or above the price for which they purchased them.

Securities markets worldwide and our stock price in particular have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies and our Company. The market volatility, as well as general economic, market or political conditions, could reduce the market price or demand of our common stock regardless of our results of operations. The trading price of our common stock has been volatile and subject to significant price fluctuations, as observed in the last few years. Since our reverse stock split became effective on July 7, 2025, the closing price of our common stock has ranged from $3.25 to $26.16. Our daily trading volume has ranged from fewer than 2,000 shares to approximately 23 million shares. Our common stock is likely to continue to be volatile and subject to significant price fluctuations in response to many factors, some of which may be beyond our control. These factors include, without limitation:

● market conditions or trends in our industry or the economy as a whole and, in particular, in the retail sales environment;

● the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC, earnings or other announcements by us or other retail apparel companies, and/or filings or public announcements by stockholders, including filings on Schedule 13D filed with the SEC;

- fluctuations in quarterly results of operations, as well as differences between our actual financial results and results of operations and those expected by investors;

- changes in our merchandise mix and supplier base;

- timing of promotional events;

- changes in key personnel;

- entry into new markets;

- changes in customer preferences and fashion trends;

- announcements by us or our competitors of new product offerings or significant acquisitions, divestitures, strategic partnerships, joint ventures, or capital commitments;

- actions by competitors;

- inventory shrinkage beyond our historical average rates;

- changes in operating performance and stock market valuations of other retail companies;

- investors' perceptions of our prospects and the prospects of the retail industry;

- "short squeezes" and meme-like trading of our common stock or the common stock of companies in our industry;

- announcements, media reports, or other public forum comments related to litigation, claims, or reputational charges against us;

- guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

- changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates, or the failure of those analysts to initiate or maintain coverage of our common stock;

- the development and sustainability of an active trading market for our common stock;

- downgrades in our credit ratings or the credit ratings of our competitors;

- investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

- future sales of our common stock by our officers, directors, and significant stockholders;

- global macroeconomic conditions, including inflation, labor shortages, supply chain shortages, or other economic, political or legal uncertainties or adverse developments;

- political unrest, terrorism and wars which could delay or disrupt our business, and if such political unrest escalates or spills over to or otherwise impacts additional regions it could heighten many of the other risk factors included in this Item 1A;

- other events or factors, including those resulting from system failures and disruptions, earthquakes, hurricanes, other natural disasters, pandemics, or responses to these events; and

- changes in accounting principles.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of our common stock and may otherwise negatively affect the liquidity of our common stock. As a result of these factors, our quarterly and annual results of operations and sales may also fluctuate significantly.

Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and sales for any particular future period may decrease. In the future, our results of operations may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease. In the past, when the market price of a stock has been volatile, security holders have often instituted class action litigation against the company that issued the stock. If we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted from the operation of our business, which could have a material adverse effect on our business, financial condition, and results of operations.

There could be a material disruption to our business as a result of activist stockholders or others.

The Company has been and may be in the future subject to various legal and business challenges due to proposals or actions instituted by activist stockholders or others. For example, a stockholder filed a Schedule 13D on January 9, 2026, specifying various proposals for the Company to consider. Responding to such efforts can be costly and time-consuming, disrupt our business, and divert the attention of our Board, management, and employees from the pursuit of our business strategies. Activist stockholders or others may also cause perceived uncertainties as to the future direction of our Company or strategy which may make it more difficult to attract and retain qualified personnel and may affect our relationships with customers, suppliers, investors, and other third parties. In addition, any proxy contest or threatened proxy contest for the election of directors at our annual meeting could require us to incur significant legal and advisory fees and proxy solicitation expenses and require significant time and attention by management and our Board. Any such legal and/or business challenges instituted by activist stockholders or others or the perceived uncertainties as to our future direction also could affect the market price and volatility of our securities.

Short sellers of our stock may be manipulative and may drive down the market price of our common stock.

Short selling is the practice of selling securities that the seller does not own, but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. It is therefore in the short seller's interest for the price of the stock to decline, and some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, often involving misrepresentations of the issuer's business prospects and similar matters calculated to create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the stock short.

As a public entity, we may be the subject of concerted efforts by short sellers to spread negative information in order to gain a market advantage. In addition, the publication of misinformation may also result in lawsuits, the uncertainty and expense of which could adversely impact our business, financial condition, and reputation. There are no assurances that we will not face short sellers' efforts or similar tactics in the future, and the market price of our common stock may decline as a result of their actions.

Our common stock market price and trading volume could decline if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.

The trading market for our common stock may depend in part on the research and reports that securities or industry analysts publish about us or our business. Currently, limited analysts cover our common stock. A failure to obtain analyst coverage, or limited analyst coverage, of our common stock may mean that our price may never achieve levels that we think are fair and that our trading volume never achieves levels that are sufficient to attract additional investor interest.

Even if more analysts begin to cover our common stock, analysts' estimates are based upon their own opinions and are often different from the estimates or expectations of management. Analysts could downgrade our common stock or publish inaccurate or unfavorable research about our business, which would likely cause the price of our securities to decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our common stock to decline.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

Sales of substantial amounts of our common stock in the public market by our existing stockholders, upon the exercise of stock options granted in the future or by persons who acquired shares in our initial public offering ("IPO") may cause the market price of our common stock to decrease significantly. The perception that such sales could occur could also depress the market price of our common stock. Any such sales could also create public perception of difficulties or problems with our business and might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and price that we deem appropriate.

Certain of our outstanding shares of common stock are "restricted securities," as defined under Rule 144 under the Securities Act and eligible for sale in the public market subject to the requirements of Rule 144.

As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and at a price that we deem appropriate.

We cannot guarantee that the 2024 Repurchase Program will enhance long-term stockholder value. Stock repurchases could also increase the volatility of the trading price of our stock and could diminish our cash reserves.

Although our Board of Directors authorized a Stock Repurchase Program in 2024, allowing the Company to repurchase up to an aggregate amount of $2.5 million of its shares of common stock (the "2024 Repurchase Program"), the 2024 Repurchase Program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares of common stock. The actual timing, number, and value of shares repurchased in the future will be determined by the Company in its discretion and will depend on a number of factors, including stock price, trading volume, market conditions, applicable legal requirements, our capital needs, and whether there is a better alternative use of capital. The 2024 Repurchase Program has no expiration date but it may be modified, suspended or terminated at any time, and we cannot guarantee that we will purchase shares up to the full dollar amount authorized by the 2024 Repurchase Program or that it will enhance long-term stockholder value. The failure to repurchase common stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively affect our stock price. Furthermore, our execution of the share repurchase program could affect the trading price of our common stock and increase volatility, and any announcement of a termination of the 2024 Repurchase Program may result in a decrease in the trading price of our common stock. In addition, the 2024 Repurchase Program could diminish our cash reserves.

We do not intend to pay dividends on our common stock and, consequently, the ability of common stockholders to achieve a return on investment will depend on appreciation, if any, in the price of our common stock.

Investors should not rely on an investment in our common stock to provide dividend income. Because we do not expect to pay any cash dividends for the foreseeable future, investors may be forced to sell their shares in order to realize a return on their investment, if any. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our Board of Directors and will depend on our financial condition, capital requirements, legal requirements, earnings, and other factors. Consequently, investors in our common stock should not rely on dividends in order to receive a return on their investment. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

General Risk Factors

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, leases, impairment of goodwill and intangible assets, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change or increase volatility of our reported or expected financial performance or financial condition. Refer to Note 2, Significant Accounting Policies, in the accompanying notes to our consolidated financial statements included in this Annual Report on Form 10-K for a description of recent accounting pronouncements.

We incurred goodwill impairment charges in the past and may incur goodwill or intangible asset impairment charges again in the future, which could adversely affect our business, financial condition and results of operations.

We evaluate indefinite-lived intangible assets, including goodwill and our tradename, for possible impairment annually, on the first day of the fourth quarter, or more frequently if events or circumstances indicate it is more likely than not that an impairment may have occurred. We evaluate long-lived assets for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable. During the fourth quarter of 2024, we concluded that a sustained decline in our stock price coupled with continuing net losses were significant enough factors to warrant a quantitative assessment. As a result of the goodwill impairment test conducted in the fourth quarter ended December 29, 2024, we concluded that the carrying value of our single reporting unit exceeded the fair value, and a goodwill impairment charge of $28.4 million was recorded, while $7.0 million of goodwill remained on our consolidated balance sheet. No goodwill impairment was recorded for the year ended December 28, 2025.

It is possible that we could incur another impairment charge for goodwill or intangible assets in future periods if (i) overall economic conditions in fiscal 2026 or future years vary from our current assumptions; (ii) business conditions or strategies change from our current assumptions; (iii) there is further deterioration to our stock price; (iv) investors require higher rates of return on equity investments in the marketplace; or (v) enterprise values of comparable publicly traded companies, or of actual sales transactions of comparable companies, were to decline, resulting in lower comparable multiples of revenues and earnings before interest, taxes, depreciation and amortization and, accordingly, lower implied values of goodwill and intangible assets. Any future impairment charge for goodwill or intangible assets could adversely affect our business, financial condition and results of operations.

There are claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to our brand.

As a public company, we face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include employee claims, commercial disputes, intellectual property issues, data protection and privacy claims, customer protection claims, and product-oriented allegations. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time and allocation. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on our senior management personnel and may not be able to retain or replace these individuals or recruit additional personnel, which could have a material adverse effect on our business, financial condition, and results of operations.

Our future success is substantially dependent on the continued service of our senior management. Changes in management, however, have the potential to disrupt our business, and any such disruption could adversely affect our operations, growth, financial condition and results of operations. Further, new members of management and the Board of Directors may have different perspectives on our operations and opportunities for our business, which may cause us to change our business plan or vision for our Company. The loss of services of these individuals or any other of our key employees could impair our ability to manage our business effectively, as we may not be able to find suitable individuals to replace them on a timely basis or at all, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, any departures of key personnel could be viewed in a negative light by investors and analysts, which could cause our common stock price to decline. We do not maintain key person insurance on any employee.

In addition to our senior management and the Board of Directors, we have other employees in positions responsible for our merchandising, marketing, software development, accounting, finance, information technology, and operations departments, that, if vacant, could cause a temporary disruption in our operations until such positions are filled, which could have a material adverse effect on our business, financial condition, and results of operations. Our success depends in part upon our ability to attract, motivate, and retain a sufficient number of employees who understand our business, customers, brand and corporate culture. Our planned growth will require us to hire and train even more personnel to manage such growth. If we are unable to hire and retain personnel capable of consistently performing at a high level, our ability to expand our business may be impaired.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises, or other catastrophic events.

Our principal offices and one of our distribution facilities are located in California, an area which has a history of wildfires and earthquakes, and are thus vulnerable to damage. We have a second distribution facility in Pennsylvania. Natural disasters, such as earthquakes, wildfires, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, whether occurring in the U.S. or internationally, could disrupt our operations in any of our offices and distribution facilities or the operations of one or more of our third-party providers or suppliers. For example, in January 2025, there were major wildfires in the Los Angeles area that impacted some of our employees. There have also been wildfires near our principal office. In particular, these types of events could impact our merchandise supply chain, including our ability to ship merchandise to customers from or to the impacted region, our suppliers' ability to ship merchandise or our ability to operate our platform. In addition, these types of events could negatively impact customer spending in the impacted regions. Sales of certain seasonal apparel items are dependent in part on the weather and may decline when weather conditions do not favor the use of this apparel. To the extent any of these events occur, our business and results of operations could be adversely affected.

Climate change and increased focus by governmental and non-governmental organizations, customers, consumers and investors on sustainability issues, including those related to climate change, may adversely affect our business and financial results and damage our reputation.

Our business and results of operations could be adversely affected by climate change and the adoption of new climate change related laws, policies and regulations. Certain concerns about climate change and greenhouse gas emissions have led to the adoption of various regulations and policies, including the Paris Agreement negotiated at the 2015 United Nations Conference on Climate Change. Climate change may impact our business in numerous ways. For example, governments may impose additional legal requirements and/or impose new taxes to finance efforts to reduce the impact of climate change, which may increase shipping and freight costs and prices for our products. We also face the risk that governmental or non-governmental organizations may increase their focus on the fashion sector and implement greater environmental regulation on the fashion sector in the U.S. or the fashion sector in other markets. For example, the fashion industry's process for dying fabrics uses large quantities of water, and the disposition of the waste water is often regulated and may affect the environment. Increased scrutiny and regulation of this practice may adversely affect our business. If we or our suppliers are required to comply with new or additional legislation and regulations to mitigate or reduce the potential impact of climate change, or if we choose to take voluntary steps to mitigate or reduce such potential impact, we may experience increases in raw material costs, energy, production, transportation, capital expenditures, insurance premiums and deductibles, which could adversely impact our business or results of operations. Inconsistency of legislation and regulations among jurisdictions may also adversely affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations, or industry standards, as well as any international treaties and accords, is uncertain given the breadth of potential regulatory change in the countries in which we operate. Additionally, some scientists have concluded that increasing concentrations of greenhouse gases in the earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. Increased frequency of extreme weather could cause increased incidence of disruption to the production and distribution of our products and an adverse impact on consumer demand and spending. If any such climate changes or additional climate change were to occur, they could have an adverse effect on our financial condition and results of operations.

Increased scrutiny and changing expectations from investors, customers, employees and others regarding our environmental, social and governance practices and reporting could cause us to incur additional costs, devote additional resources and expose us to additional risks, which could adversely impact our reputation, customer acquisition and retention, access to capital and employee retention.

Companies across industries are facing increasing scrutiny related to their ESG practices and reporting. Certain investors, customers, employees and other stakeholders have focused on ESG practices and placed importance on the implications and social cost of their investments, purchases and other interactions with companies. With this increased focus and demand, public reporting regarding ESG practices has become more broadly expected and required in certain circumstances.

Conversely, in recent years "anti-ESG" sentiment has gained momentum across the U.S., with several states and Congress having proposed or enacted "anti-ESG" policies, legislation, or initiatives or issued related legal opinions, and the Trump Administration having recently issued an executive order opposing diversity equity and inclusion ("DEI") initiatives in the private sector. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions and scrutiny could result in additional compliance obligations becoming the subject of investigations and enforcement actions or sustaining reputational harm. If our ESG practices and reporting do not meet investor, customer or employee expectations, which continue to evolve, our brand, reputation and customer retention may be negatively impacted.

Our ability to achieve any ESG objective or goal, and accurately and transparently report our progress is subject to numerous operational, financial, legal and other risks, many of which are dependent on the actions of third parties and outside of our control. Examples of such risks include:

- the availability and cost of low- or non-carbon-based energy sources;

- the evolving regulatory requirements affecting ESG standards or disclosures;

- the availability of suppliers that can meet our ESG standards;

- our ability to recruit, develop and retain talent in our labor markets; and

- the success of our organic growth and acquisitions or dispositions of businesses or operations.

If we fail, or are perceived to be failing, to meet the objectives, goals or standards included in any sustainability disclosure or the expectations of our various stakeholders or if we are perceived to have not responded appropriately by certain parties, it could negatively impact our reputation, customer acquisition and retention, access to capital and employee retention. In addition, in recent years, investor advocacy groups and certain institutional investors have placed importance on ESG matters. If, as a result of their assessment of our ESG practices, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our company. As the nature, scope and complexity of ESG reporting, diligence and disclosure requirements evolve, including the State of California's requirements regarding, among other matters, GHG emissions related reporting and/or climate financial risk disclosure, we may have to undertake additional costs to control, assess and report on ESG metrics. Any failure or perceived failure, whether or not valid, to pursue or fulfill our ESG goals, targets and objectives or to satisfy various ESG reporting standards within the timelines we announce, or at all, could increase the risk of litigation.

We are an emerging growth company, smaller reporting company, and non-accelerated filer, and the reduced disclosure requirements applicable to these statuses may make our common stock less attractive to investors.

We are an emerging growth company as defined in the JOBS Act and a smaller reporting company and non-accelerated filer as defined in the rules under the Exchange Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised financial accounting standards under the JOBS Act as an emerging growth company.

For as long as we continue to be an emerging growth company and/or both a smaller reporting company and non-accelerated filer, we may also take advantage of other exemptions from certain reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, exemption from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the report of independent registered public accounting firm, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute arrangements, and reduced financial reporting requirements. Investors may find our common stock less attractive because we will rely on these exemptions, which could result in a less active trading market for our common stock, increased price fluctuation, and a decrease in the trading price of our common stock.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of our IPO, or (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, or (3) the last day of the fiscal year in which we are deemed to be a "large accelerated filer," as defined in the rules under the Exchange Act, or (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We will no longer qualify as an emerging growth company as of the end of fiscal 2026, but will remain a smaller reporting company until our outstanding common stock held by nonaffiliates has a value of $250 million or more at the end of a second fiscal quarter and will remain a non-accelerated filer until we have a public float of $75 million or more at the end of a second fiscal quarter.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition, and results of operations.

As a privately held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we filed with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until we are no longer an emerging growth company, or if no longer an emerging growth company, so long as we are both a smaller reporting company and non-accelerated filer.

Once we are no longer an emerging growth company or both a smaller reporting company and non-accelerated filer, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation and the incurrence of significant additional expenditures. Testing and maintaining internal controls may divert our management's attention from other matters that are important to our business.

The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal control over financial reporting, investors may lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock, and we could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members.

As a publicly traded company, we have incurred and will continue to incur significant legal, accounting, and other expenses that we were not required to incur in the recent past, particularly after we are no longer (i) an emerging growth company as defined under the JOBS Act; or (ii) both a smaller reporting company and non-accelerated filer as defined in the rules under the Exchange Act. We are required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We are also required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We are also subject to other reporting and corporate governance requirements, including the requirements of Nasdaq, and certain provisions of the Sarbanes-Oxley Act, including Section 404 relating to internal control over financial reporting, and the regulations promulgated thereunder, which impose significant compliance obligations upon us. As a public company, among other things, we have to:

- prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable Nasdaq rules;

- maintain our majority independent Board of Directors and maintain certain committees of the board;

- maintain comprehensive financial reporting and disclosure compliance functions;

- maintain our investor relations function;

- maintain and enhance as necessary internal policies, including those relating to disclosure controls and procedures; and

- involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes have required a significant commitment of additional resources and many of our competitors have complied with these obligations longer than we have. We may not be successful in continuing to comply with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition, and results of operations. In addition, if we fail to comply with the requirements with respect to our internal accounting and audit functions, including the requirement that management assess the effectiveness of our internal control over financial reporting, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate Nasdaq listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements, which could have a material adverse effect on our business, financial condition, and results of operations.

The changes necessitated by becoming a public company has required a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our consolidated financial statements. Any such restatement could result in a loss of public confidence in the reliability of our consolidated financial statements and sanctions imposed on us by the SEC.

A global health emergency, epidemic or pandemic could have a material adverse effect on our business.

A global health emergency, epidemic or pandemic could have an adverse effect on our business, results of operations, and financial condition due to the occurrence of some or all of the following events or circumstances, among others:

- our and our third-party suppliers', logistics providers', and other business partners' inability to manage our or their business effectively;
- tightening of available credit;
- decrease in customer demand for our products;
- temporary inventory shortages caused by difficulties in predicting demand for our products and services and longer lead-times due to import/export conditions such as port congestion, and local government orders; and
- incurrence of significant increases to employee healthcare and benefits costs.

In addition, it remains uncertain how a global health emergency, an epidemic, or pandemic could impact our supply chain, consumer demand for our products and services, and consumer preferences generally.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

We have a cross-departmental approach to addressing cybersecurity risk, including input from our Board of Directors (the "Board"), Audit Committee, employees and third-party experts. The Board, Audit Committee, and senior management devote significant resources to cybersecurity and risk management processes to adapt to the changing cybersecurity landscape and respond to emerging threats in a timely and effective manner. We regularly assess the threat landscape and take a holistic view of cybersecurity risks, with a layered cybersecurity strategy based on prevention, detection and mitigation. Our information technology ("IT") team reviews cybersecurity risks periodically, and we have a set of Company-wide policies and procedures concerning cybersecurity matters, including policies related to encryption standards, remote access, multi factor authentication, confidential information, the use of the internet, social media, email and wireless devices and incident response. These policies go through an internal review process by members of management and appropriate Board committees, as applicable.

The Company's President and Chief Information Officer, who has a Certified Chief Information Security Officer certification and over a decade of experience leading information and cyber security oversight, is responsible for developing and implementing our information security program, overseeing our IT team and reporting on cybersecurity matters to the Audit Committee. We view cybersecurity as a shared responsibility, and we consult with third-party resources and advisors as needed on information security maturity assessments, penetration testing, dark web reviews, best practices to address new challenges, and, when applicable, digital forensics. All employees are required to complete annual information security trainings and have access to more frequent online information security trainings.

We continue to prioritize our investments in IT security, including additional end-user training, using layered defenses, identifying and protecting critical assets, strengthening monitoring and alerting capabilities and engaging experts. We regularly test defenses by performing simulations and drills at both a technical level (including through penetration tests) and by reviewing our operational policies and procedures with third-party experts. At the management level, our IT security team regularly monitors alerts and meets to discuss threat levels, trends and remediation. Further, we conduct periodic external penetration tests, bug bounty hackathons and maturity assessments to assess our processes and procedures and the threat landscape. These tests and assessments are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors and intellectual property.

Our Board previously had a Technology and Innovation Committee which oversaw jointly, alongside the Audit Committee, matters of technology, innovation, cybersecurity and information security. The Technology and Innovation Committee was dissolved in September 2024 as part of the Company's Board restructuring and its responsibilities were redistributed to the Audit Committee. The Audit Committee and the full Board actively participate in discussions with management and amongst themselves regarding cybersecurity risks. The Audit Committee receives quarterly cybersecurity reports, which include a review of key performance indicators, test results and related remediation, and recent threats and how the Company is managing those threats. The Audit Committee oversees cybersecurity disclosures and receives periodic reports from management and the IT team. Further, the Audit Committee periodically discusses the Company's actions to identify and detect threats, as well as its cybersecurity strategic roadmap.

In the fiscal year ended December 28, 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced undetected cybersecurity incidents. For additional information about these risks, see "Risks Related to Our Technology Infrastructure" in Item 1A-Risk Factors.

Item 2. Properties

We do not own any real property. Our corporate headquarters are located in a leased facility in Chico, California, which lease will terminate on May 31, 2026. In early 2026, we entered into a lease agreement for a new facility in Chico, California, which will become our new corporate headquarters, effective May 15, 2026. We also operate leased facilities in Los Angeles, California, which are primarily used for office, studio and in-person events. We operate two leased distribution facilities: a facility located in Easton, Pennsylvania; and a facility located in Ontario, California. In early 2025, we consolidated two of our distribution facilities by moving operations from our former distribution facility in Chico, California to our existing distribution facility in Ontario, California. We carefully evaluate our leased space needs and adjust our leases accordingly as they approach renewal or expiration.

See Note 6, *Leases,* of the accompanying notes to our consolidated financial statements included elsewhere within this Annual Report on Form 10-K for additional information on our leases.

Location	Type	Square Footage (approximate)
Chico, California	Current Corporate Headquarters (expires May 31, 2026)	7,600
Chico, California	Future Corporate Headquarters (effective May 15, 2026)	10,975
Los Angeles, California	Office, studio and event space	25,300
Ontario, California	Distribution facility	140,400
Easton, Pennsylvania	Distribution facility	258,200

Item 3. Legal Proceedings

We are from time to time subject to various legal proceedings and claims, including employment claims, wage and hour claims, intellectual property claims, contractual and commercial disputes and other matters that arise in the ordinary course of our business. While the outcome of these and other claims cannot be predicted with certainty, we do not believe that the outcome of these matters will have a material adverse effect on our business, financial condition, cash flows, or results of operations. We are not presently a party to any legal proceedings that we believe would, if determined adversely to us, materially and adversely affect our future business, financial condition, cash flows, or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

Our common stock is currently listed on the Nasdaq Capital Market under the symbol "LVLU" and began trading on the Nasdaq Global Market on November 11, 2021. Prior to that date, there was no public trading market for our common stock.

Reverse Stock Split

On June 11, 2025, the Company's Board of Directors approved a 1-for-15 reverse stock split (the "Reverse Stock Split") of the Company's common stock, par value $0.001 per share. On June 26, 2025, the Company filed a Certificate of Amendment to the Company's amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split. As a result, each stockholder of record on June 26, 2025 received one share of common stock for every fifteen shares held on the record date. No fractional shares were issued as a result of the Reverse Stock Split. Stockholders who otherwise would have been entitled to receive fractional shares because they held a number of shares of common stock not evenly divisible by the Reverse Stock Split ratio, received such number of shares of common stock rounded up to the nearest whole number. All share, equity award, and per share amounts have been retroactively adjusted to reflect this Reverse Stock Split, as applicable. The Reverse Stock Split was effective for purposes of trading on the Nasdaq Capital Market as of the opening of business on July 7, 2025.

Compliance with Nasdaq Continued Listing Standards and Transfer to Nasdaq Capital Market

On February 27, 2025, the Company received notice from Nasdaq that we were not in compliance with the Nasdaq Global Market's Listing Rule 5450(a)(1) because our common stock had failed to maintain a minimum bid price of $1.00 per share for a period of thirty (30) consecutive business days. On May 21, 2025, the Company received another notice from Nasdaq that we were not in compliance with Nasdaq Global Market's Listing Rule 5450(b)(1) because the Company's stockholders' equity as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 30, 2025 was approximately $6.6 million, which was below the minimum requirement of $10 million.

On May 27, 2025, the Company submitted an application for a transfer from the Nasdaq Global Market to the Nasdaq Capital Market, which was approved and became effective as of the opening of business on June 10, 2025. The transfer to the Nasdaq Capital Market addressed the deficiency with the minimum stockholders' equity. On July 21, 2025, the Company received notice from Nasdaq that we had also regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market based on the closing bid price of our common stock being at $1.00 per share or greater for the 10 consecutive business days from July 7 to July 18, 2025.

Our common stock continues to trade under the same symbol "LVLU".

Holders of Record

Broadridge Corporate Issuer Solutions, Inc. is the transfer agent and registrar for our common stock. As of March 20, 2026, there were 17 registered stockholders of record of our common stock. The actual number of stockholders is greater than this number and includes stockholders whose shares are held in street name by brokers and other nominees, and stockholders whose shares may be held in trust by other entities.

Dividends

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant. Our future ability to pay cash dividends on our capital stock is limited by the terms of our 2025 Credit Agreement and may be limited by any future debt instruments or preferred securities.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

Recent Sales of Unregistered Securities

None

Issuer Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 8, 2024, the Company's Board of Directors announced that it authorized a stock repurchase program allowing the Company to repurchase up to an aggregate amount of $2.5 million of its shares of common stock (the "2024 Repurchase Program"). The 2024 Repurchase Program may be modified, suspended or terminated by the Company's Board of Directors at any time. During the thirteen weeks ended December 28, 2025, no shares were repurchased pursuant to the Company's 2024 Repurchase Program. As of December 28, 2025, $1.1 million remained available under the 2024 Repurchase Program authorization.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in Part I, "Item 1A. Risk Factors" and other factors set forth in other parts of this Annual Report on Form 10-K. Discussion of the year-to-year comparisons between 2024 and 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2024.

Overview

Lulu's Fashion Lounge Holdings, Inc., a Delaware Corporation ("Lulus", "we", "our", or the "Company") is a women's clothing brand offering modern, feminine styles at accessible prices for every occasion. Our goal is to make every customer feel their most confident and beautiful for the moments that matter most. Lulus primarily serves a large, diverse community of Gen Z and Millennial women, who typically meet us in their 20s and stay with us through their 30s and beyond. We use direct customer feedback and insights to refine product offerings and elevate the customer experience. Lulus' world-class personal stylists, bridal concierge, and customer care team provide thoughtful, personalized service to shoppers around the world.

Recent Developments

Appointment of Permanent Chief Financial Officer

On February 3, 2026, the Company appointed Heidi Crane as its permanent Chief Financial Officer ("CFO"), effective February 4, 2026 ("CFO Effective Date"). Ms. Crane served as the Company's fractional CFO beginning in October 2025. Upon the CFO Effective Date, Ms. Crane transitioned to a full-time employee of the Company, as well as its principal financial officer and principal accounting officer.

Impact of Macroeconomic Trends on Business

Changing macroeconomic factors, including inflation, interest rates, tariffs or bans, world events, wars and domestic and international conflicts, existing and future laws, regulations and directives and executive orders, and overall consumer confidence with respect to current and future economic conditions have directly impacted our sales as discretionary consumer spending levels and shopping behavior fluctuate with these factors. We have responded to these factors by taking appropriate pricing, promotional and other actions to stimulate customer demand. These factors are expected to continue to have an impact on our business, results of operations, our growth and financial condition.

Liquidity

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The primary sources of funds for our business activities are cash flows from operations and our 2025 Credit Agreement. We believe the cash on hand, cash provided by operations and cash available under the 2025 Credit Agreement will enable us to meet our obligations for at least the next 12 months. For further information on the 2025 Credit Agreement, see Note 5, *Debt*.

Key Operating and Financial Metrics

We collect and analyze operating and financial data to assess the performance of our business and optimize resource allocation. The following table sets forth our key performance indicators for the periods presented (in thousands, except for percentages and Average Order Value).

	2025		2024		2023
Gross Margin	43.2 %		41.2 %		41.7 %
Net loss	$ (13,713)	$	(55,286)	$	(19,334)
Adjusted EBITDA (1)	$ (1,196)	$	(9,738)	$	3,231
Adjusted EBITDA margin (1)	(0.4)%		(3.1)%		0.9 %
Active Customers	2,330		2,620		2,830
Average Order Value	$ 140	$	137	$	133

(1) For a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure and why we consider them useful, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

Gross Margin

We define Gross Margin as gross profit as a percentage of our net revenue. Gross profit is equal to our net revenue less cost of revenue. Certain of our competitors and other retailers may report cost of revenue differently than we do. As a result, the reporting of our gross profit and Gross Margin may not be comparable to other companies.

Active Customers

We define Active Customers as the number of customers who have made at least one purchase across our platform in the prior 12-month period. Active Customer count is measured as of the last day of the relevant period. We consider the number of Active Customers to be a key performance metric on the basis that it is directly related to consumer awareness of our brand, our ability to attract visitors to our primarily digital platform, and our ability to convert visitors to paying customers. Active Customers counts are based on deduplication logic using customer account and guest checkout name, address, and email information.

Average Order Value

We define Average Order Value ("AOV") as the sum of the total gross sales before returns across our platform in a given period, plus shipping revenue, less discounts and markdowns, divided by the Total Orders Placed (as defined below) in that period. AOV reflects the average basket size of our customers. AOV may fluctuate as we continue investing in the development and introduction of new Lulus' merchandise and as a result of our promotional discount activity.

Total Orders Placed

We define Total Orders Placed as the number of customer orders placed across our platform during a particular period. An order is counted on the day the customer places the order. We do not adjust the number of Total Orders Placed for any cancellation or return that may have occurred subsequent to a customer placing an order. We consider Total Orders Placed as a key performance metric on the basis that it is directly related to our ability to attract and retain customers as well as drive purchase frequency. Total Orders Placed, together with AOV, is an indicator of the net revenue we expect to generate in a particular period.

Non-GAAP Financial Measures

We report our financial results in accordance with generally accepted accounting principles in the U.S. ("GAAP"). However, management believes that certain non-GAAP financial measures provide investors with additional useful information in evaluating our performance and that excluding certain items that may vary substantially in frequency and magnitude period-to-period from net loss provides useful supplemental measures that assist in evaluating our ability to generate earnings and to more readily compare these metrics between past and future periods. These non-GAAP financial measures may be different than similarly titled measures used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss) before interest expense, income taxes or benefit, depreciation and amortization adjusted to exclude the effects of equity-based compensation expense and other non-routine expenses. Adjusted EBITDA is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors and others in understanding and evaluating our operating results and in comparing operating results across periods.

To supplement our audited consolidated financial statements which are prepared in accordance with GAAP, we use "Adjusted EBITDA" and "Adjusted EBITDA Margin" (collectively referred to as "Adjusted EBITDA") which are non-GAAP financial measures. Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. There are several limitations related to the use of our non-GAAP financial measures as compared to the closest comparable GAAP measures. Some of these limitations include:

- Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

- Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

- Adjusted EBITDA does not reflect certain non-routine expenses that may represent a reduction in cash available to us;

- Adjusted EBITDA excludes equity-based compensation which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;

- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

- Other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments to exclude the impact of depreciation and amortization, interest expense, income taxes, equity-based compensation and goodwill impairment. It is reasonable to expect that some of these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and may complicate comparisons of our internal results of operations and results of operations of other companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the following reconciliation table help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations. Adjusted EBITDA Margin is a non-GAAP financial measure that we calculate as Adjusted EBITDA (as defined above) as a percentage of our net revenue.

The following table provides a reconciliation for Adjusted EBITDA and Adjusted EBITDA Margin:

	2025 (52 weeks)	2024 (52 weeks)	2023 (53 weeks)
		(in thousands)	
Net loss	$ (13,713)	$ (55,286)	$ (19,334)
Depreciation and amortization	5,114	5,480	4,819
Interest expense	2,464	1,271	1,728
Income tax provision (benefit)	188	2,333	(1,676)
Equity-based compensation expense (1)	4,481	8,090	17,694
Other non-routine expense (2)	270	—	—
Goodwill impairment	—	28,374	—
Adjusted EBITDA	$ (1,196)	$ (9,738)	$ 3,231
Net loss margin	(4.9)%	(17.5)%	(5.4)%
Adjusted EBITDA margin	(0.4)%	(3.1)%	0.9 %

(1) 2025 includes equity-based compensation expense for performance stock units ("PSUs") and restricted stock units ("RSUs") granted during the period and prior periods. 2024 includes equity-based compensation expense for PSUs and RSUs granted during the period and prior periods, equity-based awards granted in prior periods, as well as forfeitures partially offset by accelerated vesting expense associated with the resignation of directors during the period. 2023 includes equity-based compensation expense for PSUs granted during the period and RSUs granted during the period and prior periods, accelerated expense associated with the voluntary forfeiture of stock options, and equity-based awards granted in prior periods.

(2) 2025 includes non-routine severance expenses related to a reduction in force to streamline the Company's merchandising and buying function.

Free Cash Flow

Free Cash Flow is a non-GAAP financial measure that we calculate as net cash provided by operating activities less cash used for capitalized software development costs and purchases of property and equipment. We view Free Cash Flow as an important indicator of our liquidity because it measures the amount of cash we generate. Free Cash Flow does not represent the total residual cash flow available for discretionary purposes. Due to such limitations, Free Cash Flow should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally.

A reconciliation to non-GAAP Free Cash Flow from net cash provided by operating activities for the periods presented is as follows (in thousands):

	2025	2024	2023
Net cash provided by operating activities	$ 1,379	$ 2,601	$ 15,421
Capitalized software development costs	(1,816)	(1,574)	(2,055)
Purchases of property and equipment	(350)	(1,300)	(1,880)
Free Cash Flow	$ (787)	$ (273)	$ 11,486

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors that present significant opportunities for us but also pose risks and challenges, including what is discussed below. See Part I, "*Item 1A. Risk Factors*" included elsewhere in this Annual Report on Form 10-K.

Customer Acquisition

Our business performance depends in part on our continued ability to cost-effectively acquire new customers. We define customer acquisition cost ("CAC") as our brand and performance marketing expenses attributable to acquiring new customers, including, but not limited to, agency costs and marketing team costs but excluding any applicable equity-based compensation, divided by the number of customers who placed their first order with us in a given period. As a primarily digital brand, our marketing strategy is primarily focused on brand awareness marketing and digital advertising in channels like search, social, and programmatic – platforms that enable us to engage our customer where she spends her time, and in many cases also quickly track the success of our marketing, which allows us to adjust and optimize our marketing spend.

Customer Retention

Our continued success depends in part on our ability to retain and drive repeat purchases from our existing customers. We monitor retention across our entire customer base. Our goal is to attract and convert visitors into Active Customers and foster relationships that drive repeat purchases. During the trailing 12 months ended December 28, 2025, we served 2.3 million Active Customers compared to 2.6 million for the trailing 12 months ended December 29, 2024.

Inventory Management

We utilize a data-driven strategy that leverages our proprietary reorder algorithm to manage inventory as efficiently as possible. Our "test, learn, and reorder" approach consists of limited inventory purchases followed by the analysis of proprietary data including real-time transaction data and customer feedback, which then informs our selection and customization of popular merchandise prior to reordering in larger quantities. While our initial orders are limited in size and financial risk and our supplier partners are highly responsive, we nonetheless purchase inventory in anticipation of future demand and therefore are exposed to potential shifts in customer preferences and price sensitivity over time. We will adjust our inventory purchases to align with the current needs of the business.

Investment in Our Operations and Infrastructure

We will continue to invest in our operations and infrastructure to facilitate further operational efficiencies and growth of our business, while managing expenses to align with our net revenue expectations and goals to return to profitability. We will continue to carefully evaluate any new investments or capital spending initiatives as we believe that a disciplined approach to capital spending will enable us to generate positive returns on our investments over the long term.

Components of Our Results of Operations

Net Revenue

Net revenue consists primarily of gross sales, net of merchandise returns, international duties and taxes and promotional discounts and markdowns, generated from the sale of apparel, footwear, and accessories. Net revenue excludes sales taxes assessed by governmental authorities. We recognize net revenue at the point in time when control of the ordered product is transferred to the customer, which we generally determine to have occurred upon shipment.

Net revenue is impacted by our number of customers and their spending habits, AOV, product assortment and availability, and marketing and promotional activities. During any given period, we may seek to increase sales by increasing promotional discounts, and in other periods we may instead seek to increase sales by increasing our selling and marketing expenses. We consider both actions together, so increased promotional discounts in a period, which would reduce net revenue accordingly in such period, might also result in lower selling and marketing expenses in such period. Similarly, if we increase selling and marketing expenses in a given period, promotional discounts may be correspondingly reduced, thereby improving net revenue.

Cost of Revenue and Gross Profit

Cost of revenue consists of the product costs of merchandise sold to customers; shipping and handling costs, including all inbound, outbound, and return shipping expenses; rent, insurance, business property tax, utilities, depreciation and amortization, and repairs and maintenance related to our distribution facilities; and charges related to inventory shrinkage, damages, and our allowance for excess or obsolete inventory. Cost of revenue is primarily driven by growth in orders placed by customers, the mix of the product available for sale on our site, and transportation costs related to inventory receipts from our suppliers. We expect our cost of revenue to fluctuate as a percentage of net revenue primarily due to how we manage our inventory and merchandise mix.

Gross profit is equal to our net revenue less cost of revenue. We calculate Gross Margin as gross profit as a percentage of our net revenue. Our Gross Margin varies across Lulus, exclusive to Lulus, and third-party branded products. Exclusive to Lulus consists of products that we develop with design partners and have exclusive rights to sell across our platform, but that do not bear the Lulus brand. Gross Margin on sales of Lulus and exclusive to Lulus merchandise is generally higher than Gross Margin on sales of third-party branded products, which we offer for customers to "round out" the shopping basket. As we continue to optimize our distribution capabilities and gain more negotiation leverage with suppliers, our Gross Margin may fluctuate from period to period depending on the interplay of these factors.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of payment processing fees, advertising, targeted online performance marketing and customer order courtesy adjustments. Selling and marketing expenses also include our spend on brand marketing channels, including compensation and free products to social media influencers, events, and other forms of online and offline marketing related to growing and retaining the customer base. As discussed in "Net Revenue" above, in any given period, the amount of our selling and marketing expense can be affected by the use of promotional discounts in such period.

General and Administrative Expenses

General and administrative expenses consist primarily of fixed and variable labor payroll and benefits costs, including equity-based compensation for our employees involved in general corporate functions including finance, merchandising, marketing, and technology, as well as costs associated with the use by these functions of facilities and equipment, including depreciation and amortization, rent and other occupancy expenses. General and administrative expenses are primarily driven by headcount related costs required to support our business and meet our obligations as a public company.

Goodwill impairment

Goodwill as described in Note 2, *Significant Accounting Policies,* is stated at the excess of the acquisition price over the fair value of net assets acquired in a purchase acquisition and is not amortized. The Company reviews its goodwill for impairment at least annually (on the first day of the fourth quarter) or more frequently whenever events or changes in circumstances indicate that the carrying amount may be impaired. If the carrying value of the goodwill exceeds the fair value, the Company recognizes goodwill impairment.

Interest Expense

Interest expense consists of interest expense related to the prior credit agreement with Bank of America ("Prior Credit Agreement") and the 2025 Credit Agreement.

Benefit (Provision) for Income Taxes

The benefit (provision) for income taxes represents federal, state, and local income taxes. The effective rate differs from the statutory rate primarily due to non-deductible equity-based compensation expenses, non-deductible officer compensation, valuation allowance and state taxes. Our effective tax rate will change from quarter to quarter based on recurring and nonrecurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, the impact of permanent tax adjustments, tax audit settlements, and the interaction of various tax strategies.

We regularly assess the realizability of deferred tax assets ("DTAs") and record a valuation allowance to reduce the DTAs to the amount that is more likely than not to be realized. In assessing the realizability of our DTAs, we weigh all available positive and negative evidence. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Due to the weight of objectively verifiable negative evidence, we established a valuation allowance as of December 29, 2024 of $14.9 million and increased the allowance to $16.7 million as of December 28, 2025.

Our Results of Operations

The following tables set forth our consolidated results of operations for the years presented and as a percentage of net revenue:

	2025	2024	2025 VS 2024	2023
		(in thousands, except percentages)		
Net revenue	$ 282,284	$ 315,887	(11)%	$ 355,175
Cost of revenue	160,230	185,639	(14)	206,949
Gross profit	122,054	130,248	(6)	148,226
Selling and marketing expenses	66,601	72,927	(9)	76,312
General and administrative expenses	68,080	81,334	(16)	92,129
Goodwill impairment	—	28,374	(100)	—
Loss from operations	(12,627)	(52,387)	(76)	(20,215)
Interest expense	(2,464)	(1,271)	94	(1,728)
Other income, net	1,566	705	122	933
Loss before benefit (provision) for income taxes	(13,525)	(52,953)	(74)	(21,010)
Income tax benefit (provision)	(188)	(2,333)	(92)	1,676
Net loss	$ (13,713)	$ (55,286)	(75)%	$ (19,334)

NM – not meaningful

	2025	2024	2023
Net revenue	100 %	100 %	100 %
Cost of revenue	57	59	58
Gross profit	43	41	42
Selling and marketing expenses	24	23	22
General and administrative expenses	24	26	26
Goodwill impairment	—	9	—
Loss from operations	(5)	(17)	(6)
Interest expense	(1)	—	—
Other income, net	1	—	—
Loss before benefit (provision) for income taxes	(5)	(17)	(6)
Income tax benefit (provision)	—	(1)	—
Net loss	(5)%	(18)%	(6)%

Comparisons for the Fiscal Years Ended December 28, 2025 and December 29, 2024

Net Revenue

Net revenue decreased in 2025 by $33.6 million, or 11%, compared to 2024. The decrease was primarily due to a decline of 15% in Total Orders Placed, along with slightly higher return rates partially offset by higher AOV compared to 2024.

Cost of Revenue

Cost of revenue decreased in 2025 by $25.4 million, or 14% compared to 2024, which was primarily driven by lower shipping costs and product cost due to favorable shipping rates and reduced sales volume.

Gross Profit

Gross profit decreased in 2025 by $8.2 million or 6% compared to 2024 which was primarily driven by the impact of the lower volume of sales, partially offset by improvements in merchandise margins and logistics costs.

Selling and Marketing Expenses

Selling and marketing expenses decreased in 2025 by $6.3 million, or 9% compared to 2024, due to lower online marketing costs of $4.9 million, lower merchant processing fees of $0.9 million along with reduced marketing software spend and other marketing costs of $0.5 million.

General and Administrative Expenses

General and administrative expenses decreased in 2025 by $13.3 million, or 16%, compared to 2024. The decrease was primarily due to a $4.9 million decrease in fixed labor and benefits costs driven by reduced fixed headcount, a $3.7 million decrease in equity-based compensation expense, a $2.0 million decrease in variable labor and benefits associated with lower sales volume and increased process efficiency, a $1.2 million decrease in liability insurance and legal and professional fees and a $1.5 million decrease in software, occupancy, depreciation and amortization.

Goodwill Impairment

No goodwill impairment was recognized in 2025. In 2024 we recorded a non-cash goodwill impairment expense of $28.4 million.

Interest Expense

Interest expense increased in 2025 by $1.2 million, or 94%, compared to 2024. The increase is primarily attributable to higher average borrowings and write-off of loan amendment fees related to the Prior Credit Agreement of $0.9 million.

Income Tax Provision

Our income tax provision was $0.2 million in 2025 compared to $2.3 million in 2024. The decrease of $2.1 million was primarily due to a decrease in deferred tax provision of $4.5 million which was partially offset by a state income tax benefit of $2.4 million that included a one-time state refund benefit of $2.2 million received in 2024.

Quarterly Trends and Seasonality

We experience moderate seasonal fluctuations in aggregate sales volume during the year. Seasonality in our business does not follow that of traditional retailers, such as a typical concentration of revenue in the holiday quarter. Our net revenue is typically highest in the second and third quarters due to the increased demand for event dresses in the spring and summer. Net revenue is typically the lowest in the first and fourth quarters when event dresses are less in demand. The seasonality of our business has resulted in variability in our total net revenue quarter-to-quarter. We believe that this seasonality has affected and will continue to affect our results of operations. We recognized 23%, 29%, 26%, and 22% of our annual net revenue during the first, second, third, and fourth quarters of 2025, respectively.

While our quarterly gross profit generally fluctuates in line with our net revenue, it is also based on how we manage our inventory and merchandise mix and can be further affected by non-recurring, external factors, such as global pandemics or trade wars.

Selling and marketing expenses generally fluctuate with net revenue. Further, in any given period, the amount of our selling and marketing expense can be affected by the use of promotional discounts in such period. In addition, we may increase or decrease marketing spend to assist with optimizing inventory mix and quantities.

General and administrative expenses consist primarily of payroll and benefit costs and vary quarter to quarter due to changes in the number of seasonal workers to meet demand based on our seasonality.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources are cash generated from operating activities and borrowings under our 2025 Credit Agreement. Our primary requirements for liquidity and capital are inventory purchases, payroll and general operating expenses, capital expenditures associated with our distribution facilities, capitalized software and debt service requirements.

Credit Facilities

On November 15, 2021, we entered into the Prior Credit Agreement with Bank of America (the "lender") to provide a revolving facility that provided for borrowings up to $50.0 million with a maturity date of November 15, 2024. The Prior Credit Agreement was amended subsequently by five amendments which modified a number of terms, including extending the maturity date to August 22, 2025, reducing and ultimately prohibiting further borrowings, revising the applicable interest rates, revising or providing limited waivers of compliance with certain financial covenants, and adding covenants related to achieving a refinancing transaction. The interest rates in effect under the Prior Credit Agreement, as amended, during the thirteen and thirty-nine weeks ended September 28, 2025 were as follows: (a) in the case of Base Rate Loans, the Base Rate plus 5% (increased from a margin of 4%), (b) in the case of Term SOFR Loans, Term SOFR (subject to a credit spread adjustment of 10 basis points) plus (i) 6% (increased from a margin of 5%), and (c) the Letter of Credit Fee of 6% (increased from 5%).

On June 23, 2025, we entered into a Forbearance Agreement (the "Forbearance Agreement") related to the Prior Credit Agreement with the lenders party thereto and Bank of America, N.A., as administrative agent (the "Administrative Agent"), and Swing Line Lender and an L/C Issuer (the "Lenders"). Pursuant to the terms of the Forbearance Agreement, the Administrative Agent and Lenders agreed that they would forbear, during the Forbearance Period (as defined in the Forbearance Agreement), from exercising any and all rights and remedies with respect to or arising out of the events of default that occurred as a result of the Company's failure to comply with certain Refinancing Transaction Milestones (as defined in the Forbearance Agreement) by the specified dates under Sections 6.19(a), (c) and (d) of the Prior Credit Agreement. On August 11, 2025, we entered into an amendment to the Forbearance Agreement and the fifth amendment to the Prior Credit Agreement which extended the Forbearance Period and maturity date to August 22, 2025. Under the terms of the Forbearance Agreement, as amended, the Refinancing Transaction Milestones were due on the maturity date. No fees were paid in connection with the forbearance. The Forbearance Agreement was not entered into as a result of financial distress, but rather to provide additional time to finalize and execute the 2025 Credit Agreement.

On August 14, 2025, we entered into the 2025 Credit Agreement. The 2025 Credit Agreement is comprised of an asset-based revolving credit facility with a $20.0 million commitment, a $5.0 million uncommitted accordion and a $1.0 million sublimit for letters of credit. The amount that the Borrowers may borrow under the 2025 Credit Agreement is based on a borrowing base calculated on advance rates for various assets serving as collateral for the 2025 Credit Agreement. Borrowings under the 2025 Credit Agreement bear interest at a rate equal to the 30-day SOFR rate plus 3.95%. The 2025 Credit Agreement is secured by a first-priority security interest in and lien upon all tangible and intangible personal property of the Borrowers now owned or acquired in the future. The 2025 Credit Agreement includes covenants that limit the Borrowers' ability to incur indebtedness, to create liens or other encumbrances, to make certain payments and investments, to engage in transactions with affiliates, to guarantee indebtedness and to sell or otherwise dispose of assets and merge or consolidate with other entities. The 2025 Credit Agreement also includes a financial covenant for minimum excess availability under the 2025 Credit Agreement. It also requires us to maintain lockbox accounts and cash management arrangements under the control of the Administrative Agent, who has full dominion and control over each Collection Account and all Deposit Accounts (except Excluded Accounts). Outstanding borrowings are classified as current liabilities, however, the 2025 Credit Agreement does not mature until August 14, 2028.

On October 28, 2025, we entered into an amendment to the 2025 Credit Agreement, which clarified the terms related to the manner in which interest is calculated, provides us greater flexibility with respect to the location of our corporate headquarters and extends the amount of time to produce our borrowing base reports.

The initial funding of the 2025 Credit Agreement occurred on August 14, 2025, and the proceeds were used in part to repay approximately $6.0 million outstanding under the Prior Credit Agreement. In connection with entering into the 2025 Credit Agreement and the repayment in full of all outstanding obligations under the Prior Credit Agreement, the Prior Credit Agreement, along with the related Forbearance Agreement, as amended, were terminated.

As of December 28, 2025, the outstanding borrowing under the 2025 Credit Agreement was $14.4 million in addition to a $0.3 million letter of credit outstanding. After giving effect to the excess availability covenant and the outstanding letter of credit, the unused availability was $1.3 million. During 2025, the Company borrowed $115.1 million and repaid $100.7 million under the 2025 Credit Agreement and had a weighted average interest rate of 10.7%.

Availability and Use of Cash

As of December 28, 2025, we had cash and cash equivalents of $2.7 million. During the year ended December 28, 2025, we took certain cost reduction and cash conservation measures, including headcount reductions, adjustments to marketing spend, and other fixed, variable, and capital spend. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The primary sources of funds for our business activities are cash flows from operations and our 2025 Credit Agreement. We believe the cash on hand, cash provided by operations and cash available under the 2025 Credit Agreement will enable us to meet our obligations for at least the next 12 months. For further information on the 2025 Credit Agreement, see Note 5, *Debt*. Actual results of operations will depend on numerous factors, many of which are beyond our control as further discussed in Part I, "*Item 1A. Risk Factors*" included elsewhere in this Annual Report on Form 10-K.

Repurchases Pursuant to the 2024 Repurchase Program

On May 3, 2024, our Board of Directors authorized a stock repurchase program to repurchase up to $2.5 million of our common stock (the "2024 Repurchase Program"). During 2025, we repurchased 123,934 shares of common stock in open market transactions pursuant to 10b5-1 purchase plans entered into by the Company for a total cost of $0.9 million. As of December 28, 2025, there was $1.1 million available under the 2024 Repurchase Program authorization.

The actual timing, number, and value of shares repurchased in the future will be determined at our discretion and will continue to depend on a number of factors, including market conditions, applicable legal requirements, our capital needs, and whether there is a better alternative use of capital. Repurchases will continue to be funded from our existing cash and cash equivalents, or future cash flow. The 2024 Repurchase Program may be modified, suspended, or terminated at any time. For further information on the 2024 Repurchase Program, see Note 8, *Stockholder's Equity*, of the accompanying notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Cash Flow Analysis

The following table summarizes our cash flows for the periods indicated:

	2025	2024	2023
		(in thousands)	
Net cash provided by (used in):			
Operating activities	$ 1,379	$ 2,601	$ 15,421
Investing activities	(2,131)	(2,874)	(4,003)
Financing activities	(1,047)	2,227	(19,131)
Net increase (decrease) in cash and cash equivalents	$ (1,799)	$ 1,954	$ (7,713)

Operating Activities

Net cash provided by operating activities consists primarily of net loss adjusted for certain non-cash items, including depreciation, amortization, noncash lease expense, equity-based compensation, amortization of debt discount and debt issuance costs, and the effect of changes in working capital and other activities.

During 2025, net cash provided by operating activities was $1.4 million, which primarily consisted of a net loss of $13.7 million, partially offset by non-cash charges of $14.3 million and a net change of $0.8 million in operating assets and liabilities. The non-cash charges were primarily comprised of $5.1 million of depreciation and amortization, $4.5 million of equity-based compensation expense, and $4.5 million of non-cash lease expense. The net change in operating assets and liabilities was primarily driven by a $3.1 million decrease in income tax receivable due to the receipt of state income tax refunds and a $2.2 million increase in accrued expenses and other current liabilities primarily driven by increase in returns reserve and stored-value card liabilities. These increases were partially offset by a $4.3 million decrease in operating lease liabilities and a $2.7 million increase in accounts payable.

During 2024, net cash provided by operating activities was $2.6 million, which primarily consisted of a net loss of $55.3 million, partially offset by non-cash charges of $50.4 million and a net change of $7.5 million in operating assets and liabilities. The non-cash charges were primarily comprised of $28.4 million of goodwill impairment, $8.1 million of equity-based compensation expense, $5.5 million of depreciation and amortization, $4.1 million of non-cash lease expense and $3.8 million of deferred income taxes. The net change in operating assets and liabilities was primarily driven by a $4.8 million increase in accrued expenses and other current liabilities primarily driven by increase in returns reserve and stored-value card liabilities, a $2.1 million decrease in accounts payable related to purchases activity in line with sales, a $1.4 million decrease of accounts receivable driven by lower sales and a $1.4 million increase in inventory. These increases were partially offset by a $3.5 million decrease in operating lease liabilities.

Investing Activities

Our primary investing activities have consisted of purchases of equipment to support our overall business growth and internally developed software for the continued development of our proprietary technology infrastructure. Purchases of property and equipment may vary from period to period due to the timing of the expansion or contraction of our operations. We have no material commitments for capital expenditures.

During 2025, as compared to 2024, net cash used in investing activities decreased by $0.8 million, primarily due to lower purchases of property and equipment.

Financing Activities

Financing activities consist primarily of borrowings and repayments related to our revolving facility under the Prior Credit Agreement and the 2025 Credit Agreement.

During 2025, cash used in financing activities was $1.0 million, primarily due to $100.7 million of repayments under our 2025 Credit Agreement, $13.1 million of repayments under our Prior Credit Agreement, $1.3 million of principal payments of finance lease obligations, and $0.9 million used in the repurchase of our common stock, partially offset by $115.1 million of proceeds from borrowings under our 2025 Credit Agreement.

During 2024, cash provided by financing activities was $2.2 million, primarily due to $33.1 million of proceeds from borrowings under our Prior Credit Agreement which was partially offset by $28.0 million of repayments under our Prior Credit Agreement, $1.4 million of principal payments on finance lease obligations, $1.3 million of withholding tax payments related to the vesting of equity-based awards and $0.5 million used in the repurchase of our common stock.

Contractual Obligations and Other Commitments

Our most significant contractual obligations relate to our 2025 Credit Agreement and operating lease obligations on our distribution facilities and corporate offices. For information on our 2025 Credit Agreement, see Note 5, *Debt*, and for information on our contractual obligations for operating leases, see Note 6, *Leases*, of the accompanying notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with GAAP. The preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the assumptions and estimates associated with revenue recognition, equity-based compensation, and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 2, *Significant Accounting Policies*, of the accompanying notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Revenue Recognition

While our revenue recognition does not involve significant judgment, it represents an important accounting policy. We generate revenue both from the sale of merchandise products sold directly to end customers and to wholesale customers. We recognize revenue when the product is transferred to the customer, which is generally upon shipment. We estimate a reserve of future returns based on historical return rates. There is judgment in utilizing historical trends for estimating future returns. Our refund for sales returns is included in returns reserve and asset for recovery on the consolidated balance sheets and represents the expected value of the refund that will be due to our customers.

The Company also estimates breakage related to store credits using historical redemption rates for each store credit issuance year, which reflects customer redemption patterns. The Company periodically evaluates redemption patterns and may record adjustments to its breakage estimate from time to time. These changes may impact trends for the quarter and/or year in the period the changes are made.

Income Taxes

We compute our provision for income taxes using the asset and liability method, under which DTAs and DTLs are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. DTAs and DTLs are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which they are expected to be realized or settled.

DTAs are evaluated for future realization and reduced by a valuation allowance to the amount that is more likely than not to be realized. We consider many factors when assessing the likelihood of future realization, including our recent cumulative loss, earnings expectations in earlier future years, and other relevant factors.

As of December 28, 2025, we had approximately $23.9 million in gross DTAs and $8.1 million in gross DTLs, which resulted in a net DTA of $15.8 million. These DTAs include approximately $5.9 million related to net operating loss carryforwards that can be used to offset taxable income in future periods and reduce our income taxes payable in those future periods. Some of these net operating loss carryforwards will expire if they are not used within certain periods. At this time, based on evidence currently available, we consider it more likely than not that we will not have sufficient taxable income in the future that will allow us to realize the DTAs. Due to the weight of objectively verifiable negative evidence, we established a valuation allowance in the prior year of $14.9 million and increased the allowance to $16.7 million as of December 28, 2025, which reduced the tax benefit recognized in the current year, impacting our results of operations.

Recent Accounting Pronouncements

See Note 2, *Significant Accounting Policies—Recently Issued Accounting Pronouncements*, of the accompanying notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial position and our results of operations.

JOBS Act Accounting Election

We are an "emerging growth company," as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, our consolidated financial statements and our unaudited interim consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our operations are solely based within the U.S. and the majority of our sales are within the U.S. We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest Rate Sensitivity

Cash and cash equivalents are held primarily in money market funds and cash deposits. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. Interest on any borrowings incurred pursuant to our 2025 Credit Agreement, accrue at a floating rate based on a formula tied to certain market rates at the time of incurrence; however, we do not expect that any change in prevailing interest rates will have a material impact on our results of operations.

Foreign Currency Risk

All of our domestic sales and operating expenses are denominated in U.S. dollars, and therefore, our income/(loss) before income taxes is not currently subject to foreign currency risk.

Inflation

We have experienced inflationary pressures in our supply chain and in our operating costs, as well as impacts related to our customers' spending levels, which fluctuate with inflation. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 8. Financial Statements and Supplementary Data.


LULU'S FASHION LOUNGE HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Lulu's Fashion Lounge Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lulu's Fashion Lounge Holdings, Inc. and subsidiaries (the "Company") as of December 28, 2025, and December 29, 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows, for each of the three years in the period ended December 28, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2025, and December 29, 2024, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California
March 30, 2026

We have served as the Company's auditor since 2017.

LULU'S FASHION LOUNGE HOLDINGS, INC.

Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 28, 2025		December 29, 2024	
Assets				
Current assets:				
Cash and cash equivalents	$	2,661	$	4,460
Accounts receivable		1,712		2,158
Inventory, net		32,444		34,036
Assets for recovery		2,197		2,383
Income tax refund receivable, net		1,028		4,177
Prepaids and other current assets		3,606		4,287
Total current assets		43,648		51,501
Property and equipment, net		2,311		3,642
Goodwill		7,056		7,056
Tradename		18,509		18,509
Intangible assets, net		2,680		2,762
Lease right-of-use assets		14,521		24,030
Other noncurrent assets		639		698
Total assets	$	89,364	$	108,198
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	8,340	$	10,991
Accrued expenses and other current liabilities		17,411		15,985
Returns reserve		10,289		9,765
Stored-value card liability		18,231		17,883
Asset based revolving credit facility – current		14,390		—
Revolving line of credit		—		13,090
Lease liabilities, current		6,402		6,611
Total current liabilities		75,063		74,325
Lease liabilities, noncurrent		10,389		19,653
Other noncurrent liabilities		898		852
Total liabilities		86,350		94,830
Commitments and Contingencies (Note 7)				
Stockholders' equity:				
Preferred stock: $0.001 par value, 10,000,000 shares authorized, and no shares issued or outstanding		—		—
Common stock: $0.001 par value, 250,000,000 shares authorized; 2,971,729 and 2,804,542 shares issued and outstanding as of December 28, 2025 and December 29, 2024, respectively[1]		43		42
Additional paid-in capital		266,557		262,313
Accumulated deficit		(262,204)		(248,491)
Treasury stock, at cost, 146,555 shares and 22,621 shares as of December 28, 2025 and December 29, 2024, respectively[1]		(1,382)		(496)
Total stockholders' equity		3,014		13,368
Total liabilities and stockholders' equity	$	89,364	$	108,198

[1] Shares have been adjusted to reflect the 1-for-15 reverse stock split that became effective as of the opening of business on July 7, 2025. Refer to Note 8, *Stockholder's Equity* in the accompanying Notes to the Consolidated Financial Statements for additional details.

The accompanying notes are an integral part of the consolidated financial statements.

LULU'S FASHION LOUNGE HOLDINGS, INC.

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

		Fiscal Years Ended	
	December 28, 2025 (52 weeks)	December 29, 2024 (52 weeks)	December 31, 2023 (52 weeks)
Net revenue	$ 282,284	$ 315,887	$ 355,175
Cost of revenue	160,230	185,639	206,949
Gross profit	122,054	130,248	148,226
Selling and marketing expenses	66,601	72,927	76,312
General and administrative expenses	68,080	81,334	92,129
Goodwill impairment	—	28,374	—
Loss from operations	(12,627)	(52,387)	(20,215)
Interest expense	(2,464)	(1,271)	(1,728)
Other income, net	1,566	705	933
Loss before benefit (provision) for income taxes	(13,525)	(52,953)	(21,010)
Income tax benefit (provision)	(188)	(2,333)	1,676
Net loss and comprehensive loss	(13,713)	(55,286)	(19,334)
Basic loss per share[1]	$ (4.90)	$ (20.00)	$ (7.27)
Diluted loss per share[1]	$ (4.90)	$ (20.00)	$ (7.27)
Basic weighted-average shares outstanding[1]	2,799,732	2,764,594	2,658,608
Diluted weighted-average shares outstanding[1]	2,799,732	2,764,594	2,658,608

[1] Amounts have been adjusted to reflect the 1-for-15 reverse stock split that became effective as of the opening of business on July 7, 2025. Refer to Note 8, *Stockholder's Equity* in the accompanying Notes to the Consolidated Financial Statements for additional details.

The accompanying notes are an integral part of the consolidated financial statements.

LULU'S FASHION LOUNGE HOLDINGS, INC.

Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Common Stock		Additional Paid-In	Accumulated	Treasury Stock		Total Stockholders'
	Shares[1]	Amount	Capital	Deficit	Shares[1]	Amount	Equity
Balance as of January 1, 2023	2,617,289	$ 39	$ 238,725	$ (173,871)	—	$ —	$ 64,893
Issuance of common stock for vesting of RSUs	128,833	2	—	—	—	—	2
Issuance of common stock for special compensation award	13,928	—	376	—	—	—	376
Issuance of common stock for employee stock purchase plan (ESPP)	6,685	—	487	—	—	—	487
Shares withheld for withholding tax on RSUs	(58,546)	—	(1,961)	—	—	—	(1,961)
Forfeited shares of restricted stock	(309)	—	—	—	—	—	—
Equity-based compensation	—	—	16,489	—	—	—	16,489
Net loss and comprehensive loss	—	—	—	(19,334)	—	—	(19,334)
Balance as of December 31, 2023	2,707,880	$ 41	$ 254,116	$ (193,205)	—	$ —	$ 60,952
Issuance of common stock for vesting of RSUs	132,330	1	—	—	—	—	1
Issuance of common stock for ESPP	7,316	—	239	—	—	—	239
Issuance of common stock under 2023 MBO Bonus Plan	6,373	—	10	—	—	—	10
Shares withheld for withholding tax on RSUs	(46,932)	—	(1,187)	—	—	—	(1,187)
Shares withheld for withholding tax on 2023 MBO Bonus Plan	(2,425)	—	(54)	—	—	—	(54)
Equity-based compensation	—	—	9,189	—	—	—	9,189
Repurchase of common stock	—	—	—	—	(22,621)	(496)	(496)
Net loss and comprehensive loss	—	—	—	(55,286)	—	—	(55,286)
Balance as of December 29, 2024	2,804,542	$ 42	$ 262,313	$ (248,491)	(22,621)	$ (496)	$ 13,368
Issuance of common stock for vesting of RSUs	143,214	1	—	—	—	—	1
Issuance of common stock for ESPP	12,609	—	69	—	—	—	69
Issuance of common stock for Reverse Stock Split rounding	51,364	—	—	—	—	—	—
Shares withheld for withholding tax on RSUs	(40,000)	—	(258)	—	—	—	(258)
Equity-based compensation	—	—	4,540	—	—	—	4,540
Repurchase of common stock	—	—	—	—	(123,934)	(886)	(886)
Other	—	—	(107)	—	—	—	(107)
Net loss and comprehensive loss	—	—	—	(13,713)	—	—	(13,713)
Balance as of December 28, 2025	2,971,729	$ 43	$ 266,557	$ (262,204)	(146,555)	$ (1,382)	$ 3,014

[1] Amounts have been adjusted to reflect the 1-for-15 reverse stock split that became effective as of the opening of business on July 7, 2025. Refer to Note 8, *Stockholder's Equity* in the accompanying Notes to the Condensed Consolidated Financial Statements for additional details.

The accompanying notes are an integral part of the consolidated financial statements.

LULU'S FASHION LOUNGE HOLDINGS, INC.

Consolidated Statements of Cash Flows
(in thousands)

		Fiscal Years Ended				
		December 28, 2025 (52 weeks)		December 29, 2024 (52 weeks)		December 31, 2023 (52 weeks)
Cash Flows from Operating Activities						
Net loss	$	(13,713)	$	(55,286)	$	(19,334)
Adjustments to reconcile net loss to net cash provided by operating activities:						
Depreciation and amortization		5,114		5,480		4,819
Noncash lease expense		4,518		4,069		3,663
Gain on lease modification		(92)		—		—
Gain on lease termination		(229)		—		—
Amortization of debt discount and debt issuance costs		544		159		156
Loss on disposal of property and equipment		2		276		19
Equity-based compensation expense		4,481		8,090		17,694
Deferred income taxes		—		3,802		(2,539)
Goodwill impairment		—		28,374		—
Changes in operating assets and liabilities:						
Accounts receivable		446		1,384		366
Inventories		1,592		1,436		7,714
Assets for recovery		186		728		779
Income taxes (receivable) payable		3,149		(832)		2,752
Prepaid and other current assets		101		1,068		(1,803)
Accounts payable		(2,658)		2,141		3,580
Accrued expenses and other current liabilities		2,190		4,832		918
Operating lease liabilities		(4,299)		(3,488)		(3,317)
Other noncurrent liabilities		47		368		(46)
Net cash provided by operating activities		1,379		2,601		15,421
Cash Flows from Investing Activities						
Capitalized software development costs		(1,816)		(1,574)		(2,055)
Purchases of property and equipment		(350)		(1,300)		(1,880)
Other		35		—		(68)
Net cash used in investing activities		(2,131)		(2,874)		(4,003)
Cash Flows from Financing Activities						
Proceeds from borrowings on revolving line of credit		—		33,090		13,000
Repayments on revolving line of credit		(13,090)		(28,000)		(30,000)
Proceeds from borrowings on Asset Based Revolving Credit Facility		115,102		—		—
Repayments on Asset Based Revolving Credit Facility		(100,712)		—		—
Proceeds from issuance of common stock under ESPP		69		239		487
Principal payments on finance lease obligations		(1,290)		(1,365)		(983)
Withholding tax payments related to vesting of RSUs and 2023 Bonus Plan		(240)		(1,241)		(1,629)
Repurchase of common stock		(886)		(496)		—
Other		—		—		(6)
Net cash provided by (used in) financing activities		(1,047)		2,227		(19,131)
Net increase (decrease) in cash and cash equivalents		(1,799)		1,954		(7,713)
Cash and cash equivalents at beginning of period		4,460		2,506		10,219
Cash and cash equivalents at end of period	$	2,661	$	4,460	$	2,506

(Continued)

72

LULU'S FASHION LOUNGE HOLDINGS, INC.

Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Years Ended					
	December 28, 2025 (52 weeks)		December 29, 2024 (52 weeks)		December 31, 2023 (52 weeks)	
Supplemental Disclosure						
Cash paid (refunded) during the period for:						
Income taxes, net	$	(3,007)	$	(1,004)	$	(1,947)
Interest	$	1,864	$	1,051	$	1,632
Operating leases	$	5,267	$	5,148	$	5,191
Finance leases	$	1,340	$	1,455	$	1,111
Supplemental Disclosure of Non-Cash Investing and Financing Activities						
Right-of-use assets acquired under operating lease obligations	$	—	$	—	$	1,053
Assets acquired under finance lease obligations	$	—	$	42	$	983
Purchases of property and equipment included in accounts payable and accrued expenses	$	12	$	3	$	175
Capitalized software development costs included in accrued expenses	$	40	$	—	$	—
Remeasurement of operating lease right-of-use assets for lease modification	$	3,527	$	—	$	—
Derecognition of operating lease liabilities and assets upon lease termination	$	342	$	—	$	—
						(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

LULU'S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

1. Description of Business, Organization and Liquidity

Organization and Business

Lulu's Fashion Lounge Holdings, Inc., a Delaware Corporation ("Lulus", "we", "our", or the "Company"), was formed on August 25, 2017 as a holding company and its primary asset is an indirect membership interest in Lulu's Fashion Lounge, LLC, the operating company. Prior to the Company's initial public offering, the Company was majority-owned by Lulu's Holdings, L.P. (the "LP"), the prior parent company. In connection with the Company's initial public offering, the LP was liquidated.

Lulu's Fashion Lounge, LLC was founded in 1996, starting as a vintage boutique in Chico, California that began selling online in 2005 and transitioned to a purely online business in 2008. The LP was formed in 2014 as a holding company and purchased 100% of Lulu's Fashion Lounge, LLC's outstanding common stock in 2014. The Company, based in Chico, California, through Lulu's Fashion Lounge, LLC, is a women's clothing brand offering modern, feminine styles at accessible prices for every occasion. Our goal is to make every customer feel their most confident and beautiful for the moments that matter most.

Impact of Macroeconomic Trends on Business

Changing macroeconomic factors, including inflation, interest rates, tariffs or bans, world events, wars and domestic and international conflicts, existing and future laws, regulations, directives and executive orders, and overall consumer confidence with respect to current and future economic conditions have directly impacted our sales as discretionary consumer spending levels and shopping behavior fluctuate with these factors. We have responded to these factors by taking appropriate pricing, promotional and other actions to stimulate customer demand. These factors are expected to continue to have an impact on our business, results of operations, our growth and financial condition.

Liquidity

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The primary sources of funds for our business activities are cash flows from operations and our 2025 Credit Agreement. We believe the cash on hand, cash provided by operations and cash available under the 2025 Credit Agreement will enable us to meet our obligations for at least the next 12 months. For further information on the 2025 Credit Agreement, see Note 5, *Debt*.

2. Significant Accounting Policies

Basis of Presentation and Fiscal Year

The Company's fiscal year consists of a 52-week or 53-week period ending on the Sunday nearest December 31. The fiscal years ended December 28, 2025 ("2025"), ended December 29, 2024 ("2024) and ended December 31, 2023 ("2023") consisted of 52-weeks.

The consolidated financial statements and accompanying notes include the accounts of the Company and its wholly owned subsidiaries, after elimination of all intercompany balances and transactions. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the requirements of the Securities and Exchange Commission ("SEC"). As further discussed in the Reverse Stock Split section below, all per share amounts and common stock amounts have been adjusted on a retroactive basis to reflect the Reverse Stock Split (as defined below).

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The significant estimates and assumptions made by management relate to sales return reserves and related assets for recovery, store credit breakage, lease right-of-use assets and related lease liabilities, income tax valuation allowance, and fair value of equity awards. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

The Company estimates breakage related to store credits using historical redemption rates for each store credit issuance year, which reflects customer redemption patterns. The Company evaluates redemption patterns and may record adjustments to its breakage estimate from time to time.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. Such amounts may exceed federally insured limits. The Company reduces credit risk by depositing its cash with major credit-worthy financial institutions within the United States (the U.S."). To date, the Company has not experienced any losses on its cash deposits. As of December 28, 2025, two single wholesale customers represented 15% and 37%, respectively, of the Company's accounts receivable balance. As of December 29, 2024, no single customer represented greater than 10% of the Company's accounts receivable balance. No single customer accounted for greater than 10% of the Company's net revenue during 2025, 2024 and 2023.

Accounts Receivable

Accounts receivable consist primarily of receivables from credit card processing agencies and wholesale customers. Based on historical collections from these agencies and wholesale customers, an immaterial allowance for doubtful accounts was deemed necessary as of December 28, 2025, and December 29, 2024.

Inventory

Inventory consists of finished goods, which are recorded at the lower of cost or net realizable value, with cost determined using the first-in-first-out method. The cost of inventory consists of merchandise costs and inbound freight costs. Inventory levels are reviewed to identify slow-moving merchandise, and promotions and markdowns are used to clear merchandise. In the period in which the Company determines estimated selling price, less costs to sell, is below cost, or identifies excess, obsolete, or unsalable items, the Company writes its inventory down to its net realizable value.

Property and Equipment, net

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from one to six years. Improvements that extend the life of a specific asset are capitalized, while normal maintenance and repairs are expensed as incurred. When assets are sold or otherwise retired, their cost and related accumulated depreciation are removed from the consolidated balance sheet with any resulting gain or loss reflected in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Goodwill and Tradename

Goodwill is stated at the excess of the acquisition price over the fair value of net assets acquired in a purchase acquisition and is not amortized. Goodwill arose from the LP's purchase of 100% of the outstanding common stock of Lulu's Fashion Lounge, LLC on July 25, 2014 and the Company has one reporting unit. The Company's tradename is an indefinite-lived intangible asset and is not amortized. The Company reviews its goodwill and tradename for impairment at least annually (on the first day of the fourth quarter) or more frequently whenever events or changes in circumstances indicate that the carrying amount may be impaired.

When testing goodwill for impairment, the Company first performs an assessment of qualitative factors ("Step 0 Test"). The qualitative assessment includes assessing the totality of relevant events and circumstances that affect the fair value or carrying value of the reporting unit. These events and circumstances include macroeconomic conditions, industry and competitive environment conditions, overall financial performance, reporting unit specific events and market considerations. The Company also considers recent valuations of the reporting unit, including the magnitude of the difference between the most recent fair value estimate and the carrying value, as well as both positive and adverse events and circumstances, and the extent to which each of the events and circumstances identified may affect the comparison of a reporting unit's fair value with its carrying value. If the qualitative assessment results in a conclusion that it is more likely than not that the fair value of a reporting unit exceeds the carrying value, then no further testing is performed for that reporting unit.

As of the annual goodwill impairment assessment date for fiscal year 2025, the Company performed a qualitative assessment of its goodwill and concluded that it was more likely than not that the fair value of its reporting unit exceeds its carrying value. Management evaluated relevant events and circumstances throughout fiscal 2025, including market conditions, operating results, stock price performance, and overall financial trends, and determined that no events occurred during the year that would indicate a triggering event or require a quantitative goodwill impairment test. Accordingly, no goodwill impairment was recorded for the year ended December 28, 2025. The goodwill balance remained $7.0 million on the consolidated balance sheet at year end.

As of the annual goodwill impairment assessment performed on the first day of the fourth quarter, for fiscal year 2024, the Company conducted a qualitative assessment of its goodwill and determined that it is more likely than not that the fair value of its reporting unit exceeds the carrying value of the reporting unit. However, during the fourth quarter of fiscal 2024, due to a sustained decline in its stock price coupled with continuing net losses, we concluded that these were significant enough factors to warrant a quantitative assessment utilizing a combination of (i) the guideline public company method applying revenue and EBITDA multiples of similar companies and (ii) the discounted cash flow method. As a result of the quantitative goodwill impairment test conducted in the fourth quarter ended December 29, 2024, we concluded that the carrying value of the Company's single reporting unit exceeded the fair value, and a goodwill impairment charge of $28.4 million was recorded, while $7.0 million of goodwill remained on our consolidated balance sheet as of December 29, 2024. No goodwill impairment was recorded for the year ended December 31, 2023.

When testing the tradename for impairment, the Company first performs an assessment of qualitative factors. If qualitative factors indicate that it is more likely than not that the fair value of the tradename is less than its carrying amount, the Company tests the tradename for impairment at the asset level. The Company determines the fair value of the tradename and compares it to the carrying value. If the carrying value of the tradename exceeds the fair value, the Company recognizes an impairment loss in an amount equal to the excess.

The Company performed the qualitative assessment of its tradename for fiscal year 2025 and determined that it is more likely than not that the fair value of the tradename exceeds the carrying value of the reporting unit.

The Company performed the qualitative assessment of its tradename for fiscal year 2024 and concluded that a sustained decline in its stock price coupled with continuing net losses were significant enough factors to warrant a quantitative assessment in the fourth quarter of 2024. The Company utilized the income-based relief-from-royalty method to value the trademark intangible assets. Under this method, revenues expected to be generated by the trademark are multiplied by a selected royalty rate. The royalty rate was selected based on consideration of i) royalty rates received by market participants in industries similar to the Company's and ii) the current operating performance of the reporting unit. The estimated after-tax royalty revenue stream is then discounted to present value using the reporting unit's WACC plus a spread that factors in the risk of the intangible asset.

The results of the quantitative assessment for fiscal year 2024 indicated that the fair value of the tradename exceeded the carrying value of the reporting unit and there was no impairment. There were no additions to, disposals of, or impairments of the tradename during 2025, 2024 and 2023. There was no accumulated impairment of the tradename as of December 28, 2025 and December 29, 2024.

Intangible Assets, net

Intangible assets, net consists of capitalized internal-use software development, which is amortized over a 3-year period. The Company capitalizes certain costs in connection with obtaining or developing software for internal use. Additionally, the Company capitalizes qualifying costs incurred for upgrades and enhancements that result in additional functionality to existing software. Amortization of such costs begins when the project is substantially complete and ready for its intended use. Costs related to design or maintenance are expensed as incurred. Intangible asset amortization expense was $1.9 million, $2.1 million and $1.9 million during 2025, 2024 and 2023, respectively.

Intangible assets are amortized on a straight-line basis over the estimated useful life of the assets. The Company reviews intangible assets for impairment under the long-lived asset model described below. No impairment of intangible assets was recorded during the years presented.

Long-Lived Asset Impairment

The Company evaluates long-lived assets, including lease right-of-use assets, for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition. To the extent that projected undiscounted future net cash flows attributable to the asset are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its estimated fair value. There was no impairment recorded during the years presented.

Leases

Contracts that have been determined to convey the right to use an identified asset are evaluated for classification as an operating or finance lease. For the Company's operating and finance leases, the Company records a lease liability based on the present value of the lease payments at lease inception. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its incremental borrowing rate ("IBR"). The determination of the IBR requires judgment and is primarily based on publicly-available information for companies within similar industries and with similar credit profiles. The Company adjusts the rate for the impact of collateralization, the lease term and other specific terms included in each lease arrangement. The IBR is determined at the lease commencement and is subsequently reassessed upon a modification to the lease arrangement. The right-of-use asset is recorded based on the corresponding lease liability at lease inception, adjusted for payments made to the lessor at or before the commencement date, initial direct costs incurred and any tenant incentives allowed for under the lease. The Company does not include optional renewal terms or early termination provisions unless the Company is reasonably certain such options would be exercised at the inception of the lease. Lease right-of-use assets, current portion of lease liabilities, and lease liabilities, net of current portion are included on the consolidated balance sheets.

Fixed lease expense for operating leases is recognized on a straight-line basis, unless the right-of-use assets have been impaired, over the reasonably assured lease term based on the total lease payments and is included in operating expenses in the consolidated statements of operations and comprehensive loss. Fixed and variable lease expense on operating leases is recognized within operating expenses in the consolidated statements of operations and comprehensive loss. Finance lease expenses are recognized on a straight-line basis. Fixed and variable expenses are captured within interest expense and depreciation expense, which has components within general and administrative expenses and cost of revenue. The Company's non-lease components are primarily related to maintenance, insurance and taxes, which varies based on future outcomes and is thus recognized in lease expense when incurred.

Revenue Recognition

The Company generates revenue primarily from the sale of merchandise products directly to end customers. The sale of products is a distinct performance obligation, and revenue is recognized at a point in time when control of the promised product is transferred to customers, which the Company determined occurs upon shipment based on its evaluation of the related shipping terms. Revenue is recognized in an amount that reflects the transaction price consideration that the Company expects to receive in exchange for those products. The Company's payment terms are typically at the time of order processing and shipment.

The Company elected to exclude from revenue taxes assessed by governmental authorities, including value-added and other sales-related taxes, that are imposed on and concurrent with revenue-producing activities. The Company has elected to apply the practical expedient, relative to e-commerce sales, which allows an entity to account for shipping and handling as fulfillment activities, and not a separate performance obligation. Accordingly, the Company recognizes revenue for only one performance obligation, the sale of the product, at shipping point (when the customer gains control). Shipping and handling costs associated with outbound freight are accounted for as fulfillment costs and are included in cost of goods sold. The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less.

Revenue from merchandise product sales is reported net of sales returns, which includes an estimate of future returns based on historical return rates, with a corresponding reduction to cost of sales. There is judgment in utilizing historical trends for estimating future returns. The Company's refund liability for sales returns is included in the returns reserve on its consolidated balance sheets and represents the expected value of the refund that will be due to the Company's customers. The Company also has corresponding assets for recovery that represent the expected net realizable value of the merchandise inventory to be returned.

The Company sells stored-value gift cards to customers and offers online store credit for certain returns and promotions. The stored-value gift cards and store credits do not have an expiration date. The Company recognizes revenue from stored-value gift cards and store credits when the card or credit is redeemed by the customer. The Company has determined that sufficient evidence exists to support an estimate for stored-value gift card and store credit breakage. Subject to requirements to remit balances to governmental agencies, breakage is recognized as revenue in proportion to the pattern of rights exercised by the customer, which is substantially within thirty-six months from the date of issuance. The amount of breakage recognized in revenue during 2025, 2024 and 2023 was $4.8 million, $1.3 million and $1.0 million, respectively.

The Company has two types of contractual liabilities: (i) cash collections from its customers prior to delivery of products purchased ("deferred revenue"), which are initially recorded within accrued expenses and recognized as revenue when the products are shipped, (ii) unredeemed gift cards and online store credits, which are initially recorded as a stored-value card liability and are recognized as revenue in the period they are redeemed.

The following table summarizes the significant changes in the contract liabilities balances during 2025, 2024 and 2023 (in thousands):

	Stored-Value Cards
Balance as of January 1, 2023	$ 10,828
Revenue recognized that was included in contract liability balance at the beginning of the period	(4,073)
Increase due to cash received, excluding amounts recognized as revenue (including breakage) during the period	6,387
Balance as of December 31, 2023	13,142
Revenue recognized that was included in contract liability balance at the beginning of the period	(3,722)
Increase due to cash received, excluding amounts recognized as revenue (including breakage) during the period	8,463
Balance as of December 29, 2024	17,883
Revenue recognized that was included in contract liability balance at the beginning of the period	(5,006)
Increase due to cash received, excluding amounts recognized as revenue (including breakage) during the period	5,354
Balance as of December 28, 2025	$ 18,231

Cost of Revenue

Cost of revenue consists of the product costs of merchandise sold to customers; shipping and handling costs including all inbound, outbound, and return shipping expenses; rent, insurance, business property tax, utilities, depreciation and amortization, and repairs and maintenance related to the Company's distribution facilities; and charges related to inventory shrinkage, damages and the allowance for excess or obsolete inventory.

General and Administrative Expenses

General and administrative expenses consist primarily of fixed and variable labor payroll and benefits costs, including equity-based compensation for the Company's employees involved in general corporate functions including finance, merchandising, marketing, and technology, as well as costs associated with the use by these functions of facilities and equipment, including depreciation and amortization, rent and other occupancy expenses. General and administrative expenses are primarily driven by headcount related costs required to support the Company's business and meet its obligations as a public company.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of customer service, payment processing fees, advertising, targeted online performance marketing and search engine optimization costs. Selling and marketing expenses also include spend on brand marketing channels, including cash and free clothing compensation to influencers, events and other forms of online and offline marketing related to growing and retaining the customer base. Advertising costs included in selling and marketing expenses were $50.4 million, $55.4 million, and $58.5 million in 2025, 2024 and 2023, respectively.

Equity-Based Compensation

The Company grants stock-based awards to certain employees, officers, directors, and other non-employee service providers. Equity-based compensation is measured at the grant date or modification date for all equity-based awards made to employees and non-employees based on the estimated fair value of the awards. Equity-based compensation expense is recognized on a straight-line basis over the period the employee or non-employee is required to provide service in exchange for the award, which is generally the vesting period. The Company classifies equity-based compensation expense as general and administrative expense in the Company's consolidated statements of operations and comprehensive loss.

The Company has elected to recognize forfeitures by reducing the equity-based compensation expense in the same period as the forfeitures occur.

The fair value of grants of restricted stock or RSUs is based on the fair value of the Company's common stock underlying the award on the grant date or modification date. For stock option awards, the Company applies the Black-Scholes option pricing model to determine the fair value. The model utilizes the estimated per share fair value of the Company's underlying common stock at the grant date, the expected or contractual term of the option, the expected stock price volatility, risk-free interest rates, and the expected dividend yield of the common stock.

The Company bases its estimate of expected volatility on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market capitalization data. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The Company has elected to use the "simplified method" to determine the expected term which is the midpoint between the vesting date and the end of the contractual term because it has insufficient history upon which to base an assumption about the term; the Company believes the simplified method approximates a term if it were to be based on expected life. The expected dividend yield is 0.0% as the Company has not paid and does not anticipate paying dividends on its common stock.

Determining the grant date fair value of options using the Black-Scholes option pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets ("DTAs") and deferred tax liabilities ("DTLs") are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and for operating losses and tax credit carryforwards. DTAs and DTLs are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which they are expected to be realized or settled.

DTAs are evaluated for future realization and reduced by a valuation allowance to the amount that is more likely than not to be realized. The Company considers many factors when assessing the likelihood of future realization, including recent cumulative losses, earnings expectations in earlier future years, and other relevant factors.

The Company believes that it is more likely than not that forecasted income, together with future reversals of existing taxable temporary differences and results of recent operations, will not be sufficient to fully recover the DTAs. Due to the weight of objectively verifiable negative evidence, we established a valuation allowance in the prior year of $14.9 million and increased the allowance to $16.7 million as of December 28, 2025, which reduced the tax benefit recognized in the current year, impacting our results of operations.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits, if any, as income tax expense.

Net Loss Per Share Attributable to Common Stockholders

The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities as the application of the if converted method is not more dilutive. The two-class method requires loss available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company considers its redeemable preferred stock and convertible preferred stock to be participating securities. In accordance with the two-class method, net loss is adjusted for earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net loss per share attributable to common stockholders. The redeemable preferred stock and convertible preferred stock contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in the Company's losses. As such, where applicable, net losses were not allocated to these securities.

Basic net loss per share attributable to common stockholders is computed using net loss attributable to common stockholders divided by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders represents net loss attributable to common stockholders divided by the weighted average number of shares of common stock outstanding during the period, including the effects of any dilutive securities outstanding. Due to the net loss for all periods presented, no potentially dilutive securities had an impact on diluted loss per share for any period.

The following securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the fiscal years presented because including them would have been anti-dilutive (on an as-converted basis):

	2025	2024	2023
Stock options	10,760	10,760	10,760
Unvested restricted stock	—	—	1,559
RSUs	107,137	243,582	237,894
PSUs	160,771	144,105	120,771
ESPP shares	13,941	7,738	7,834
2023 Bonus Plan	—	—	13,098
Total	292,609	406,185	391,916

Redeemable Preferred Stock

The Company has elected to record its redeemable preferred stock at the greater of its redemption value or the issuance date fair value, net of issuance costs, as it is probable of becoming redeemable due to the passage of time. Any change to the carrying value of redeemable preferred stock recognized in each period is recorded to additional paid-in capital, or in the absence of additional paid-in capital, recorded to accumulated deficit.

The issuance date fair value of the redeemable preferred stock shares purchased by entities related to current employees, board members, and service providers was higher than the consideration paid and such excess was recorded as equity-based compensation. The excess of the fair value over consideration paid for redeemable preferred stock shares purchased by an existing convertible preferred stockholder was accounted for as a deemed dividend and recorded in additional paid-in capital.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive loss other than the net loss incurred from operations. Thus, comprehensive loss is the same as net loss for the periods presented.

Recently Adopted Accounting Pronouncements

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

In December 2023, Financial Accounting Standards Board's ("FASB") issued Accounting Standards Update ("ASU"), FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which amends existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. ASU 2023-09 is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company adopted this guidance for fiscal 2025, on a prospective basis. The adoption did not have a material impact on our consolidated financial statements except for additional disclosures. See Note 9, *Income Taxes* in the accompanying notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In March 2024, FASB issued ASU 2024-02, *Codification Improvements—Amendments to Remove References to the Concepts Statements,* which is intended to simplify the Codification and draw a distinction between authoritative and nonauthoritative literature. ASU 2024-02 is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company adopted this guidance for fiscal 2025, on a prospective basis, and it did not have a material impact on our consolidated financial statements or related disclosures.

Recently Issued Accounting Pronouncements

In November 2024, FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40),* which is intended to disclose specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. We are currently evaluating this pronouncement to determine its impact on our financial statements and related disclosures.

In July 2025, FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provides all entities with practical expedient of developing reasonable and supportable forecasts as part of estimating expected credit losses, that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025 (and interim reporting periods within those annual reporting periods). Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. We are currently evaluating this pronouncement to determine its impact on our financial statements and related disclosures.

In September 2025, FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal Use Software (Topic 350-40): Targeted Improvements to the Accounting for Internal-Use Software,* which amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027 (and interim reporting periods within those annual reporting periods). Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. We are currently evaluating this pronouncement to determine its impact on our financial statements and related disclosures.

In December 2025, FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements,* which improve the guidance in Topic 270, Interim Reporting, by improving the navigability of the required interim disclosures and clarifying when that guidance is applicable. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting periods beginning after December 15, 2028, for entities other than public business entities. The amendments in this Update can be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted for all entities. We are currently evaluating this pronouncement to determine its impact on our financial statements and related disclosures.

In December 2025, FASB issued ASU 2025-12, *Codification Improvements*, which represent changes to the codification that clarify, correct errors, or make minor improvements. The amendments make the codification easier to understand and apply. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026 (and interim reporting periods within those annual reporting periods). Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. We are currently evaluating this pronouncement to determine its impact on our financial statements and related disclosures.

3.   **Fair Value Measurements**

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes three levels of the fair value hierarchy as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The Company's financial instruments consist of cash and cash equivalents, accounts payable, accrued expenses, other current liabilities and borrowings under the 2025 Credit Agreement. As of December 28, 2025 and December 29, 2024, the carrying values of cash and cash equivalents, accounts payable, accrued expenses and other current liabilities approximate fair value due to their short-term maturities.

On August 14, 2025, the Company and its subsidiaries (collectively, the "Borrowers") entered the 2025 Credit Agreement which is an asset-based revolving credit facility with a $20.0 million commitment, a $5.0 million uncommitted accordion and a $1.0 million sublimit for letters of credit. The amount that may be borrowed under the 2025 Credit Agreement is based on a borrowing base calculated based on advance rates for various assets serving as collateral for the 2025 Credit Agreement. Borrowings bear interest at a rate equal to the 30-day SOFR rate plus 3.95% and is secured by a first-priority security interest in and lien upon all tangible and intangible personal property of the Borrowers, now owned or acquired in the future. Because the interest rate is variable and reset based on SOFR with a market-based margin, the fair value of amounts outstanding under the 2025 Credit Agreement approximates carrying value.

As of the annual goodwill and tradename impairment assessment date for fiscal year 2025, the Company performed a qualitative assessment of its goodwill, tradename and intangible assets as of December 28, 2025 and determined that no events or changes in circumstances were identified that would indicate potential impairment related to the goodwill, tradename, and intangible assets recorded during the fifty-two weeks ended December 28, 2025.

As of the annual goodwill and tradename impairment assessment date performed on the first day of the fourth quarter, for fiscal year 2024, the Company performed a qualitative assessment of its goodwill and tradename and determined that it is more likely than not that the fair value of its reporting unit exceeds the carrying value of the reporting unit. However, during the fourth quarter of 2024, due to a sustained decline in its stock price coupled with continuing net losses the Company concluded that they were significant enough factors to warrant a quantitative assessment of its goodwill and tradename. For goodwill assessment, the Company utilized a combination of (i) the guideline public company method applying revenue and EBITDA multiples of similar companies and (ii) the discounted cash flow method. The fair value determination used in the impairment assessment requires estimates of the fair values based on present value or other valuation techniques or a combination thereof, necessitating subjective judgments and assumptions by management. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. As a result of the goodwill impairment test conducted in the fourth quarter ended December 29, 2024, the Company concluded that the carrying value of the Company's single reporting unit exceeded the fair value, and a goodwill impairment charge of $28.4 million was recorded. No goodwill impairment was recorded for the year ended December 31, 2023. The carrying values of goodwill is $7.0 million as of December 28, 2025, and December 29, 2024. For fiscal year 2024, for tradename assessment, the Company utilized the income-based relief-from-royalty method to value the trademark intangible assets. Under this method, revenues expected to be generated by the trademark are multiplied by a selected royalty rate. The royalty rate was selected based on consideration of (i) royalty rates received by market participants in industries similar to the Company's and (ii) the current operating performance of the reporting unit. The estimated after-tax royalty revenue stream is then discounted to present value using the reporting unit's WACC plus a spread that factors in the risk of the intangible asset. There were no additions to, disposals of, or impairments of the tradename during 2025, 2024 and 2023. There was no accumulated impairment of the tradename as of December 28, 2025, and December 29, 2024.

The fair value measurement associated with the quantitative goodwill and tradename tests for fiscal year 2024 is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement.

4.   **Balance Sheet Components**

Property and Equipment, net

Property and equipment, net consisted of the following (in thousands) as of:

	Estimated Useful Lives in Years	December 28, 2025	December 29, 2024
Leasehold improvements	1 – 6	$ 3,504	$ 5,011
Equipment	1 – 5	3,589	3,799
Furniture and fixtures	1 – 6	1,742	1,698
Total property and equipment		8,835	10,508
Less: accumulated depreciation and amortization		(6,524)	(6,866)
Property and equipment, net		$ 2,311	$ 3,642

Depreciation of property and equipment was $3.2 million, $3.4 million, and $2.9 million for 2025, 2024 and 2023, respectively.

Intangible Assets, net

Intangible assets, net consists of capitalized internal-use software development, which is amortized over a 3-year period.

The gross carrying amount of capitalized software was $17.0 million and $15.1 million as of December 28, 2025 and December 29, 2024, respectively, and accumulated amortization was $14.3 million and $12.3 million, respectively. Intangible asset amortization expense was $1.9 million, $2.1 million and $1.9 million during 2025, 2024 and 2023, respectively.

As of December 28, 2025, estimated future amortization expense related to capitalized software is expected to be approximately $1.5 million in fiscal 2026, $0.9 million in fiscal 2027 and $0.3 million in fiscal 2028.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands) as of:

	December 28, 2025	December 29, 2024
Accrued compensation and benefits	$ 4,826	$ 5,707
Accrued marketing	4,659	2,364
Accrued inventory	3,369	4,353
Accrued freight	2,460	1,897
Other	2,097	1,664
Accrued expenses and other current liabilities	$ 17,411	$ 15,985

5.   **Debt**

Credit Facility

On November 15, 2021, the Company entered into the Prior Credit Agreement with Bank of America (the "lender") to provide a revolving facility that provided for borrowings up to $50.0 million with a maturity date of November

15, 2024. The Prior Credit Agreement was amended subsequently by five amendments which modified a number of terms, including extending the maturity date to August 22, 2025, reducing and ultimately prohibiting further borrowings, revising the applicable interest rates, revising or providing limited waivers of compliance with certain financial covenants, and adding covenants related to achieving a refinancing transaction. The interest rates in effect under the Prior Credit Agreement, during the thirteen and thirty-nine weeks ended September 28, 2025 were as follows: (a) in the case of Base Rate Loans, the Base Rate plus (i) 5% (increased from a margin of 4%), (b) in the case of Term SOFR Loans, Term SOFR (subject to a credit spread adjustment of 10 basis points) plus (i) 6% (increased from a margin of 5%), and (c) the Letter of Credit Fee of (i) 6% (increased from 5%).

On June 23, 2025, the Company entered into a Forbearance Agreement (the "Forbearance Agreement") related to the Prior Credit Agreement with the lenders party thereto and Bank of America, N.A., as administrative agent (the "Administrative Agent"), and Swing Line Lender and an L/C Issuer (the "Lenders"). Pursuant to the terms of the Forbearance Agreement, the Administrative Agent and Lenders agreed that they would forbear, during the Forbearance Period as defined in the Forbearance Agreement), from exercising any and all rights and remedies with respect to or arising out of the events of default that occurred as a result of the Company's failure to comply with certain Refinancing Transaction Milestones (as defined in the Forbearance Agreement) by the specified dates under Sections 6.19(a), (c) and (d) of the Prior Credit Agreement. On August 11, 2025, the Company entered into an amendment to the Forbearance Agreement and the fifth amendment to the Prior Credit Agreement which extended the Forbearance Period and maturity date to August 22, 2025. Under the terms of the Forbearance Agreement, as amended, the Refinancing Transaction Milestones were due on the maturity date. No fees were paid in connection with the forbearance. The agreement was not entered into as a result of financial distress, but rather to provide additional time to finalize and execute the 2025 Credit Agreement.

On August 14, 2025, the Borrowers entered into the 2025 Credit Agreement. The 2025 Credit Agreement is comprised of an asset-based revolving credit facility with a $20.0 million commitment, a $5.0 million uncommitted accordion and a $1.0 million sublimit for letters of credit. The amount that the Borrowers may borrow under the 2025 Credit Agreement is based on a borrowing base calculated based on advance rates for various assets serving as collateral for the 2025 Credit Agreement. Borrowings under the 2025 Credit Agreement bear interest at a rate equal to the 30-day SOFR rate plus 3.95%. The 2025 Credit Agreement is secured by a first-priority security interest in and lien upon all tangible and intangible personal property of the Borrowers, now owned or acquired in the future. The 2025 Credit Agreement includes covenants that limit the Borrowers' ability to incur indebtedness, to create liens or other encumbrances, to make certain payments and investments, to engage in transactions with affiliates, to guarantee indebtedness and to sell or otherwise dispose of assets and merge or consolidate with other entities. The 2025 Credit Agreement also includes a financial covenant for minimum excess availability under the 2025 Credit Agreement. It also requires the Company to maintain lockbox accounts and cash management arrangements under the control of the Administrative Agent, who has full dominion and control over each Collection Account and all Deposit Accounts (except Excluded Accounts). Outstanding borrowings are classified as current liabilities, however, the 2025 Credit Agreement does not mature until August 14, 2028. On October 28, 2025, the Company entered into an amendment to the 2025 Credit Agreement, which included some clarifying and non-material changes to certain terms in the 2025 Credit Agreement.

The initial funding of the 2025 Credit Agreement occurred on August 14, 2025, and the proceeds were used in part to repay approximately $6.0 million outstanding under the Prior Credit Agreement. In connection with entering into the 2025 Credit Agreement and the repayment in full of all outstanding obligations under the Prior Credit Agreement, the Prior Credit Agreement, along with the related Forbearance Agreement, as amended, were terminated.

As of December 28, 2025, the outstanding borrowing under the 2025 Credit Agreement was $14.4 million in addition to a $0.3 million letter of credit outstanding. After giving effect to the excess availability covenant and the outstanding letter of credit, the unused availability was $1.3 million. During 2025, the Company borrowed $115.1 million and repaid $100.7 million under the 2025 Credit Agreement and had a weighted average interest rate of 10.7%.

Debt Discounts and Issuance Costs

Debt discounts and issuance costs are deferred and amortized over the life of the related loan. The associated expense is included in interest expense in the consolidated statements of operations and comprehensive loss. Debt issuance costs related to the 2025 Credit Agreement are included in prepaids and other current assets in the consolidated balance sheets. As of December 28, 2025 and December 29, 2024, unamortized debt issuance costs recorded within prepaids and other current assets were $0.6 million, related to the 2025 Credit Agreement and $0.1 million, related to the Prior Credit Agreement, respectively.

6.   Leases

The Company is a lessee under various lease agreements. The determination of whether an arrangement contains a lease, and the lease classification is made at lease commencement (date upon which the Company takes possession of the asset). At lease commencement, the Company also measures and recognizes a right-of-use asset, representing the Company's right to use the underlying asset, and a lease liability, representing the Company's obligation to make lease payments under the terms of the arrangement. The lease term is defined as the noncancelable portion of the lease term plus any periods covered by an option to extend the lease if it is reasonably certain that the option will be exercised. For the purposes of recognizing right-of-use assets and lease liabilities associated with the Company's leases, the Company has elected the practical expedient of not recognizing a right-of-use asset or lease liability for short-term leases, which are leases with a term of 12 months or less. The Company has multiple finance leases and operating leases that are combined and included in the lease right-of-use assets, lease liabilities, current, and lease liabilities, noncurrent on the Company's consolidated balance sheets.

The Company primarily leases its distribution facilities, corporate offices and retail stores under operating lease agreements expiring on various dates through 2030, most of which contain options to extend. In addition to payment of base rent, the Company is also required to pay property taxes, insurance, and common area maintenance expenses. The Company records lease expense on a straight-line basis over the term of the lease. In early 2025, the Company consolidated two of its distribution facilities by moving operations from its former distribution facility in Chico, California to its existing distribution facility in Ontario, California. During the fifty-two weeks ended December 28, 2025, the Company modified the terms and discount rate of four of its operating leases. As a result of the modification, the Company derecognized the related right-of-use asset and lease liability of $3.5 million and $3.6 million, respectively. The modification resulted in the recognition of a gain of $0.1 million. During the fifty-two weeks ended December 28, 2025, the Company terminated the lease agreement for one of its leases located in Chico, California. As a result of the termination, the Company derecognized the remaining lease liability of $0.4 million, resulting in a gain of $0.2 million. Termination penalties of $0.2 million, net of deposits, were included in accrued expenses and other current liabilities and subsequently paid before the period ended December 28, 2025.

The Company also leases equipment under finance lease agreements expiring on various dates through April 2029.

LULU'S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

As of December 28, 2025, the future minimum lease payments for the Company's operating and finance leases for each of the next five fiscal years, and thereafter, were as follows (in thousands):

Fiscal Year:	Operating Leases		Finance Leases		Total	
2026	$	6,180	$	768	$	6,948
2027		5,666		84		5,750
2028		5,502		13		5,515
2029		—		2		2
2030		—		—		—
Thereafter		—		—		—
Total undiscounted lease payments		17,348		867		18,215
Present value adjustment		(1,408)		(16)		(1,424)
Total lease liabilities		15,940		851		16,791
Less: lease liabilities, current		(5,647)		(755)		(6,402)
Lease liabilities, noncurrent	$	10,293	$	96	$	10,389

Under the terms of the remaining lease agreements, the Company is also responsible for certain variable lease payments that are not included in the measurement of the lease liability, including non-lease components such as common area maintenance fees, taxes, and insurance.

The following information represents supplemental disclosure of lease costs, components of the statement of cash flows related to operating and finance leases and components of right-of-use assets (in thousands):

		December 28, 2025
Finance lease cost		
Amortization of ROU assets	$	1,464
Interest on lease liabilities		50
Operating lease cost		5,655
Short-term lease cost		33
Variable lease cost		1,031
Total lease cost	$	8,233
Lease cost included in cost of revenue	$	7,089
Lease cost included in general and administrative expenses	$	1,144
Weighted-average remaining lease term - finance leases		11 months
Weighted-average remaining lease term - operating leases		35 months
Weighted-average discount rate - finance leases		4.40%
Weighted-average discount rate - operating leases		6.13%

7.   Commitments and Contingencies

Litigation and Other

From time to time, the Company may be a party to litigation and subject to claims incurred in the ordinary course of business, including personal injury and indemnification claims, labor and employment claims, threatened claims, breach of contract claims, and other matters. The Company accrues a liability when management believes information available prior to the issuance of the consolidated financial statements indicates it is probable a loss has been incurred as of the date of the consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred. Although the results of litigation and claims are inherently unpredictable, management concluded that it was not probable that it had incurred a material loss during the periods presented related to such loss contingencies. However, an immaterial reserve was recorded for contingencies.

During the normal course of business, the Company may be a party to claims that are not covered by insurance. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, management does not believe that the resolution of any such claims would have a material adverse effect on the Company's consolidated financial statements. As of December 28, 2025, the Company was not aware of any currently pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on its consolidated financial statements.

Indemnification

The Company also maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify the Company's directors. To date, the Company has not incurred any material costs and has not accrued any liabilities in the consolidated financial statements as a result of these provisions.

8.   Stockholders' Equity

Common Stock

The Company has authorized the issuance of 250,000,000 shares of common stock, $0.001 par value ("common stock") as of December 28, 2025. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be applicable to any outstanding share of preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared by the Board of Directors. No dividends have been declared to date. As of December 28, 2025, the Company has reserved 10,760 shares of common stock for issuance upon the exercise of stock options, and 244,449 shares of common stock available for future issuance under the Omnibus Equity Plan, and 74,764 shares of common stock available for future issuance under the 2021 Employee Stock Purchase Plan (the "ESPP"), as adjusted on a retroactive basis for the Reverse Stock Split. Refer to "Reverse Stock Split" within this Note 8, *Stockholder's Equity* for additional details. Both equity plans are further described below.

Preferred Stock

Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Company is authorized to issue 10,000,000 shares of preferred stock having a par value of $0.001 per share. The Company's Board of Directors has the authority to issue preferred stock and to determine the rights, preferences, privileges, and restrictions, including voting rights, of those shares. As of December 28, 2025, no shares of preferred stock were issued and outstanding.

Equity-Based Compensation

Omnibus Equity Plan and Employee Stock Purchase Plan

In connection with the closing of the IPO, the Company adopted the Omnibus Equity Plan and the ESPP.

Under the Company's Omnibus Equity Plan, incentive awards may be granted to employees, directors, and consultants of the Company. The Company initially reserved 247,933 shares of common stock, for future issuance under the Omnibus Equity Plan, including any shares subject to awards under the 2021 Equity Incentive Plan (the "2021 Equity Plan") that are forfeited or lapse unexercised. The number of shares reserved for issuance under the Omnibus Equity Plan automatically increases on the first day of each fiscal year, starting in 2022 and continuing through 2031, by a number of shares equal to (a) 4% of the total number of shares of the Company's common stock outstanding on the last day of the immediately preceding fiscal year or (b) such smaller number of shares as determined by the Company's Board of Directors. The Company has registered shares issuable under the Omnibus Equity Plan pursuant to various Registration Statements on Form S-8.

Under the ESPP, the Company initially reserved 49,587 shares of common stock, for future issuance. The number of shares of common stock reserved for issuance automatically increases on the first day of each fiscal year beginning in 2022 and ending in 2031, by a number of shares equal to (a) 1% of the total number of shares of the Company's common stock outstanding on the last day of the immediately preceding fiscal year or (b) such smaller number of shares as determined by the Company's Board of Directors. The Company has registered shares issuable under the ESPP pursuant to various Registration Statements on Form S-8.

As of December 28, 2025, the Company had 244,449 and 74,764 shares available for issuance under the Omnibus Equity Plan and ESPP, respectively. The compensation committee of the Company's Board of Directors (the "Compensation Committee") administers the Omnibus Equity Plan and determines to whom awards will be granted, the exercise price of any options, the rates at which awards vest and the other terms and conditions of the awards granted under the Omnibus Equity Plan. The Compensation Committee may or may not issue the full number of shares that are reserved for issuance.

The Company's initial ESPP offering period commenced on August 26, 2022. The ESPP consists of consecutive, overlapping 12-month offering periods that begin on each August 26 and February 26 during the term of the ESPP, and end on each August 25 and February 25 occurring 12 months later, as applicable. Each offering period is comprised of two consecutive six-month purchase periods that begin on each August 26 and February 26 within each offering period and end on each February 25 and August 25, respectively, thereafter. The duration and timing of offering periods and purchase periods may be changed by the Company's Board of Directors or Compensation Committee at any time. The ESPP allows participants to purchase shares of the Company's common stock at a 15 percent discount from the lower of the Company's stock price on (i) the first day of the offering period or on (ii) the last day of the purchase period and includes a rollover mechanism for the purchase price if the stock price on the purchase date is less than the stock price on the offering date. The ESPP also allows participants to reduce their percentage election once during the offering period, but they cannot increase their election until the next offering period.

The Company recognizes equity-based compensation expense related to shares issued pursuant to the ESPP on a graded vesting approach over each offering period. During 2025, equity-based compensation expense related to the ESPP was immaterial. During 2025 and 2024, the Company issued 12,609 shares and 7,315 shares, respectively, pursuant to the ESPP six-month purchase periods.

The Company used the Black-Scholes model to estimate the fair value of the purchase rights under the ESPP. During 2025, the Company utilized the following assumptions:

Expected term (in years)	0.50 to 1.00
Expected volatility	102.85 to 117.46 %
Risk-free interest rate	3.85 to 4.06 %
Dividend yield	-
Weighted-average fair value per share of ESPP awards granted	$ 0.86 to 2.01

Equity-based compensation expense is included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

2024 Stock Repurchase Program

On May 3, 2024, the Company's Board of Directors authorized the 2024 Repurchase Program. The actual timing, number, and value of shares repurchased in the future will be determined by the Company in its discretion and will continue to depend on a number of factors, including market conditions, applicable legal requirements, our capital needs, and whether there is a better alternative use of capital.

The table below summarizes the share repurchase activity for the fifty-two weeks ended December 28, 2025 under our 2024 Repurchase Program. As of December 28, 2025, $1.1 million remained available under the 2024 Repurchase Program authorization.

Period	Total Number of Shares Purchased [1]	Weighted-Average Price Paid Per Share		Aggregate Purchase Price [2]		Maximum Dollar Value of Shares that May Yet Be Purchased Under the 2024 Repurchase Program
Fifty-two weeks ended December 28, 2025	123,934	$	7.15	$	886,264	$ 1,117,998

(1) The shares of common stock were purchased in open market transactions pursuant to 10b5-1 purchase plans entered into by the Company.
(2) Amount includes broker commissions

Reverse Stock Split

On June 11, 2025, the Company's Board of Directors approved the Reverse Stock Split of the Company's common stock, par value $0.001 per share. On June 26, 2025, the Company filed a Certificate of Amendment to the Company's amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split. As a result, each stockholder of record on June 26, 2025 received one share of common stock for every fifteen shares held on the record date. No fractional shares were issued as a result of the Reverse Stock Split. Stockholders who otherwise would have been entitled to receive fractional shares because they held a number of shares of common stock not evenly divisible by the Reverse Stock Split ratio, received such number of shares of common stock rounded up to the nearest whole number. All share, equity award, and per share amounts presented herein have been retroactively adjusted to reflect this Reverse Stock Split, as applicable. The Reverse Stock Split was effective for purposes of trading on the Nasdaq Capital Market as of the opening of business on July 7, 2025.

2021 Equity Plan

During April 2021, the Company's Board of Directors adopted the 2021 Equity Plan. The 2021 Equity Plan provided for the issuance of incentive stock options, restricted stock, RSUs and other equity-based and cash-based awards to the Company's employees, directors, and consultants. The maximum aggregate number of shares reserved for issuance under the 2021 Equity Plan was 61,667 shares. The options outstanding under the 2021 Equity Plan expire ten years from the date of grant. The Company issues new shares of common stock to satisfy stock option exercises. In connection with the closing of the IPO, no further awards will be granted under the 2021 Equity Plan.

Former CEO Stock Options and Special Compensation Awards

In April 2021, the Company entered into an Employment Agreement (the "McCreight IPO Employment Agreement") with the former CEO, David McCreight, and granted stock options under the 2021 Equity Plan to purchase 21,520 shares of common stock with an exercise price of $170.25 per share, which vest based on service and performance conditions. 18,342 of these stock options have only service vesting conditions, and 3,177 of these stock options have both service and performance vesting conditions. In addition, a portion of these stock options were subject to accelerated vesting conditions upon the occurrence of certain future events, which were satisfied upon the closing of the IPO. As previously disclosed on a Form 8-K filed on February 13, 2023 (the "February 2023 8-K"), Mr. McCreight voluntarily forfeited 10,760 unvested stock options of the Company. During the thirteen weeks ended April 2, 2023, the forfeiture of 10,760 unvested stock options resulted in immediate acceleration of the remaining $1.2 million of compensation expense which was recorded to general and administrative expense. As previously disclosed in the February 2023 8-K, the Company and David McCreight also entered into the First Amendment to Lulu's Fashion Lounge Holdings, Inc. 2021 Equity Incentive Plan Stock Option Agreement that extended the post-termination exercise period of 10,760 vested stock options from 90 days to three (3) years from a termination of service other than for cause, death or disability.

Under the McCreight IPO Employment Agreement, Mr. McCreight received two bonuses in the form of 13,928 fully-vested shares of the Company's common stock. The Company recognized the final $0.4 million of equity-based compensation expense related to this award in the thirteen weeks ended April 2, 2023.

Stock Options

A summary of stock option activity in 2025 is as follows:

	Options Outstanding		Weighted-Average Exercise Price per Option	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value	
Balance as of December 29, 2024	10,760	$	170.25	6.29		
Granted	—		—	—		
Forfeited	—		—	—		
Outstanding as of December 28, 2025	10,760	$	170.25	5.29		
Exercisable as of December 28, 2025	10,760	$	170.25	5.29	$	—
Vested and expected to vest as of December 28, 2025	10,760	$	170.25	5.29	$	—

There were no options granted during 2025 and 2024. The Company had no equity-based compensation expense or unrecognized compensation cost related to stock options during 2025 and 2024.

Restricted Stock and RSUs

Immediately before the completion of the IPO, the LP was liquidated and the unit holders of the LP received shares of the Company's common stock in exchange for their units of the LP. The Class P unit holders received approximately 130,940 shares of common stock, comprised of approximately 102,420 shares of vested common stock and approximately 28,520 shares of unvested restricted stock. Any such shares of restricted stock received in respect of unvested Class P units of the LP were subject to vesting and a risk of forfeiture to the same extent as the corresponding Class P units. The Company recognized the final $0.3 million of equity-based compensation expense related to exchanged restricted stock during 2024. As of December 29, 2024, the exchanged restricted stock was settled in fully-vested shares of the Company. The fair value of restricted stock vested during 2024 was $0.04 million.

On March 20, 2025, Mark Vos, the Company's President and Chief Information Officer, and Ms. Holt, the Company's Former Chief Merchandising Officer, received grants of 24,000 RSUs and 3,333 RSUs, respectively, pursuant to their respective employment agreements and RSU Award Agreements, which vest (or were scheduled to vest) in equal, quarterly installments on the last day of each calendar quarter, starting on March 31, 2025, subject to continued service requirements. On March 20, 2025, the Company granted a total of 3,649 RSUs, to certain employees, which vest in equal installments over a three-year service period. On November 6, 2025, the Board approved a plan to streamline the Company's merchandising and buying function, including a reduction in force of those teams, to better align with the Company's strategic and financial needs. In conjunction with this reduction in force, Ms. Holt, who held the role of Chief Merchandising Officer, elected to resign from the Company, effective November 7, 2025. Subject to the execution of a release of claims by Ms. Holt, the Company treated her departure as a resignation for good reason and is paying Ms. Holt severance benefits equivalent to those set forth in Section 3.4 of the CMO Employment Agreement entered into on December 21, 2023, which was filed as Exhibit 10.37 to the Company's Annual Report on Form 10-K filed on March 6, 2024. Pursuant to the terms of the CMO Employment Agreement and the Lulu's Fashion Lounge Holdings, Inc. Omnibus Equity Plan (the "the Omnibus Equity Plan"), 100% of Ms. Holt's unvested RSUs were forfeited on the effective date of her resignation.

On April 28, 2025, the Compensation Committee of the Company approved an amendment to the Company's Non-Employee Director Compensation Program to (i) eliminate the additional annual RSU award for the Non-Employee Board Chair and increase the applicable cash retainer to $75,000 for the Non-Employee Board Chair, (ii) provide that each award of RSUs under the Omnibus Equity Plan may be limited by a share price floor established from time to time by the Compensation Committee, (iii) permit the Compensation Committee to annually determine whether to allow Non-Employee directors to elect to convert all or a portion of their annual retainers into awards of RSUs, (iv) allow for Non-Employee Directors to waive their right to receive compensation under the Non-Employee Director Compensation Program entirely or for a specific period, and (v) permit for cash to be paid in lieu of any RSU grant or portion of any RSU grant under the Non-Employee Director Compensation Program and provide for flexibility relating to the timing of any cash payment or award of RSUs as the Compensation Committee may deem appropriate.

After evaluating the potential dilutive impact of the non-employee director RSU awards pursuant to the Company's Amended Non-Employee Director Compensation Program, on May 1, 2025, the Board approved a one-time, cash payment of $50,000 to each eligible non-employee director in lieu of his or her $100,000 fiscal year 2025 annual RSU award. This cash payment will be payable on the date of the 2026 annual meeting of stockholders, subject to each non-employee director's continued service on the Board through such payment date. On May 30, 2025, Tiffany R. Smith notified us of her decision to resign as Chief Financial Officer, effective June 30, 2025. Ms. Smith's unvested RSUs were forfeited on the effective date of her resignation.

The Company recognized equity-based compensation expense of $3.9 million and $6.3 million during the years ended 2025 and 2024, respectively, related to the RSUs. As of December 28, 2025, the unrecognized equity-based compensation expense is $2.4 million and will be recognized over a weighted-average period of 1.01 years.

The following table summarizes the roll forward of unvested RSUs in 2025:

	Unvested RSUs		Weighted-Average Fair Value per Share
Balance at December 29, 2024	243,582	$	39.20
RSUs granted	34,332		7.70
RSUs vested	(143,214)		36.71
RSUs forfeited	(27,563)		28.89
Balance at December 28, 2025	107,137	$	35.09

The fair value of RSUs vested during 2025 was $1.1 million.

The Company recognized a tax benefit of $1.3 million, $1.5 million and $1.5 million related to equity-based compensation expense in 2025, 2024 and 2023, respectively.

Performance Stock Units ("PSUs")

On March 20, 2025, Mark Vos received a grant of 20,000 PSUs, which vest on the date when both of the following have occurred: (i) Performance Achievement: the Volume-Weighted-Average Price of the Company's common stock over trailing 10 trading days equals or exceeds $150.00, as adjusted for the Reverse Stock Split, on a date when Mr. Vos remains employed by the Company or within 90 days following termination of Mr. Vos' employment; and (ii) Service Achievement: Mr. Vos remains employed with the Company through December 31, 2025. On March 20, 2025, Ms. Holt received a grant of 3,333 PSUs, which would have vested on the date when both of the following occurred, provided that Ms. Holt had remained employed with the Company through such date: (i) the Company filed a Form 10-Q or Form 10-K with the SEC indicating that the Company had trailing twelve months' net revenue that was at least $150 million more than the Company's net revenue in the fiscal year ended December 31, 2023 and (ii) the second anniversary of Ms. Holt's start date had occurred. As discussed above, in conjunction with the reduction in force of the Company's merchandising and buying function teams, Ms. Holt elected to resign from the Company, effective November 7, 2025. 100% of Ms. Holt's unvested PSUs were forfeited on the effective date of her resignation.

The Company recognized equity-based compensation expense of $0.6 million and $2.0 million during 2025 and 2024, respectively, related to the PSUs. As of December 28, 2025, the unrecognized equity-based compensation expense is $0.1 million for the financial milestones that were considered probable of achievement, which will be recognized over a weighted-average period of 1.05 years.

The following table summarizes the roll forward of unvested PSUs during 2025:

	Unvested PSUs		Weighted-Average Fair Value per Share
Balance at December 29, 2024	144,105	$	37.71
PSUs granted	23,333		4.05
PSUs vested	—		—
PSUs forfeited	(6,667)		19.20
Balance at December 28, 2025	160,771	$	33.59

LULU'S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

9.   **Income Taxes**

All of the Company's loss before income taxes is from the U.S. The following table presents the components of the income tax benefit (provision) (in thousands):

	2025	2024	2023
Current:			
Federal	$ —	$ —	$ (401)
State	(104)	2,282	(464)
Total current benefit (provision)	(104)	2,282	(865)
Deferred:			
Federal	(32)	(3,698)	2,204
State	(52)	(917)	337
Total deferred benefit (provision)	(84)	(4,615)	2,541
Income tax benefit (provision)	$ (188)	$ (2,333)	$ 1,676

U.S. state and local taxes refunded (in thousands):

	For the Fiscal Year Ended December 28, 2025
	Amount
California refund	$ 2,974
Other states refund (net)	$ 69

The table below is a reconciliation of the components that caused the Company's benefit (provision) for income taxes to differ from amounts computed by applying the U.S. federal statutory rate of 21% for the year ended December 28, 2025 (in thousands except for percentages):

	For the Fiscal Year Ended December 28, 2025	
	Amount	Percent
U.S. federal statutory income tax rate	$ (2,840,267)	21.0 %
Domestic state and local income taxes, net of federal effect (1)	211,407	(1.6)
Nontaxable and nondeductible items:		
Excess tax expense on executive compensation limitation [Sec 162(m) officers' compensation]	229,230	(1.7)
Excess tax expense on equity-based compensation expense	746,980	(5.5)
Meals	34,002	(0.3)
Other Permanent Differences	36,488	(0.3)
Changes in valuation allowances	1,787,396	(13.2)
Changes in prior years unrecognized tax benefit	(37,396)	0.3
Other	20,542	(0.2)
Total tax provision (benefit) and effective income tax rate	$ 188,382	(1.5)%

(1) State taxes in California, Oregon, and Texas made up the majority (greater than 50%) of the tax effect in this category.

As previously disclosed for the years ended December 29, 2024, and December 31, 2023, prior to the adoption of ASU 2023-09, the table below is a reconciliation of the components that caused the Company's benefit (provision) for income taxes to differ from amounts computed by applying the U.S. federal statutory rate of 21%:

	2024	2023
Federal statutory rate	21.0 %	21.0 %
State income taxes, net of federal tax benefit	6.3	(0.4)
Non-deductible equity-based compensation expense	(1.2)	(9.1)
IRC Section 162(m) limitation	(0.5)	(3.0)
Change in uncertain tax position	0.4	(0.3)
Change in valuation allowance	(28.2)	—
Goodwill impairment	(1.9)	—
Other	(0.2)	(0.2)
Effective tax rate	(4.3)%	8.0 %

Deferred income taxes reflect the net effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The following table presents the significant components of the Company's deferred tax assets and liabilities (in thousands) as of:

	December 28, 2025	December 29, 2024
Deferred tax assets:		
Accruals and allowances	$ 2,359	$ 2,774
Interest disallowance	2,163	2,140
Inventory capitalization and other adjustments	1,780	1,958
Deferred revenue	3,488	2,730
Equity-based compensation	1,087	1,433
Net operating losses and tax credit carryforwards	5,926	2,679
R&D capitalization	2,972	4,255
Lease liabilities	4,134	6,469
Other	7	—
Gross deferred tax assets	23,916	24,438
Deferred tax liabilities:		
Depreciation and amortization	(4,539)	(3,978)
Lease right-of-use asset	(3,575)	(5,919)
Other	—	(443)
Gross deferred tax liabilities	(8,114)	(10,340)
Valuation Allowance	(16,700)	(14,912)
Net deferred tax assets (liabilities)	$ (898)	$ (814)

Net DTLs are included in other noncurrent liabilities on the consolidated balance sheets as of December 28, 2025 and December 29, 2024.

The tax benefit of net operating losses, temporary differences and credit carryforwards is required to be recorded as an asset to the extent that management assesses the realization is "more likely than not." Realization of the future tax benefit is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. A valuation allowance is recognized if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the DTA will not be realized. Management must analyze all available positive and negative evidence regarding realization of the DTAs and assess the likelihood of sufficient future taxable income. The Company has provided a valuation allowance on our federal and state DTAs as we have determined that it is more-likely-than-not that they are not realizable based upon the available evidence such as cumulative taxable income and estimated future taxable income.

As of December 28, 2025, we had approximately $23.9 million in gross DTAs and $8.1 million in gross DTLs, which resulted in a net DTA of $15.8 million. These DTAs include approximately $5.9 million related to net operating loss carryforwards that can be used to offset taxable income in future periods and reduce our income taxes payable in those future periods. Some of these net operating loss carryforwards will expire if they are not used within certain periods. At this time, based on evidence currently available, we consider it more likely than not that we will not have sufficient taxable income in the future that will allow us to realize the DTAs. Due to the weight of objectively verifiable negative evidence, we established a valuation allowance in the prior year of $14.9 million and increased the allowance to $16.7 million as of December 28, 2025, which reduced the tax benefit recognized in the current year, impacting our results of operations.

On December 28, 2025, the Company has federal and state net operating loss carryforwards of $22.9 million and $17.6 million, respectively. The federal net operating loss can be carried forward indefinitely and the state net operating loss carryforwards will begin to expire in 2028 if unused. The Company also has state tax credit carryforwards of an immaterial amount. The state tax credits will begin to expire in 2026 if unused. Lastly, the Company currently has $9.4

million of a Federal disallowed interest expense carryforward under Section 163(j) of the Internal Revenue Code, which can be carried forward indefinitely.

Utilization of our net operating loss carryforwards, interest expense carryforwards, and tax credits may be subject to an annual limitation due to ownership changes that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code and similar state provisions. These ownership change limitations may limit the amount of net operating loss carryforwards or interest expense carryforwards and tax credits that can be utilized annually to offset future taxable income and tax, respectively.

As of December 28, 2025, December 29, 2024, and December 31, 2023, the Company's uncertain tax positions and related accrued interest and penalties were not material. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in the financial statements as a component of income tax expense.

The Company's federal and state income tax returns are generally not subject to examination by taxing authorities for fiscal years before 2022 and 2021, respectively.

10.   Related Party Transactions

Significant Shareholder Relationships

The Company identified three shareholders with aggregate ownership interest in the Company greater than 10%. The Company reviewed the respective investment portfolio holdings of these shareholders and identified investments in other entities that the Company engages in business with. All of these business relationships were obtained without the support of these shareholders, and as such, are believed to be at terms comparable to those that would be obtained through arm's length dealings with unrelated third parties.

11.   Defined Contribution Plans

The Company sponsors a participant-directed 401(k) profit sharing plan for employees who have been working at the Company for at least three months and are at least 18 years of age. Participants may make wage-deferred contributions up to the maximum allowed by law. The Company may make discretionary matching contributions annually. The Company made matching contributions of $0.9 million, $1.0 million, and $1.1 million during 2025, 2024 and 2023, respectively.

12.   Segment Reporting

The Company identifies operating segments based on whether the Company's Chief Executive Officer, who is the Chief Operating Decision Maker ("CODM"), regularly reviews operating results of particular components of the Company's activities and allocates resources and assesses performance based on those results. The Company has one reportable segment related to the sale of merchandise directly to end customers. Sales to wholesale customers are less than 10% of total revenue and therefore do not require separate disclosure as a reportable segment. All long-lived assets are located in the U.S. and substantially all revenue is attributable to customers based in the U.S. International sales are not significant.

The accounting policies of the one reportable segment are the same as those described in the summary of significant accounting policies. The measurement of segment assets is reported on the consolidated balance sheet as total consolidated assets. All assets, liabilities, cash flows, revenue and expenses are reported in the Company's one reportable segment. When evaluating the Company's financial performance and making strategic decisions, the CODM focuses their review of expenses incurred by the nature of those expenses.

The table below is a summary of the segment profit or loss, including significant segment expenses (in thousands):

	Fiscal Years Ended					
	December 28, 2025 (52 weeks)		December 29, 2024 (52 weeks)		December 31, 2023 (52 weeks)	
Net revenue	$	282,284	$	315,887	$	355,175
Less:						
Cost of revenue		160,230		185,639		206,949
Employee expenses (excluding equity-based compensation expense)		46,137		53,056		53,791
Equity-based compensation expense		4,481		8,090		17,694
Advertising expenses		50,406		55,408		58,481
Goodwill impairment		—		28,374		—
Other net costs (1)		29,571		34,257		35,264
Depreciation and amortization (2)		2,520		2,745		2,278
Interest expense		2,464		1,271		1,728
Income tax provision (benefit)		188		2,333		(1,676)
Segment net loss	$	(13,713)	$	(55,286)	$	(19,334)

(1) Other net costs include professional services fees, other selling costs, other general and administrative costs, technology and software costs, facilities costs, interest income, non-operating income and expenses, and other immaterial expenses that do not align with the separately presented expense categories.

(2) Excludes depreciation expense related to distribution facilities recorded in cost of revenue.

13. Subsequent Events

Appointment of Permanent Chief Financial Officer

On February 3, 2026, the Company appointed Heidi Crane as its permanent Chief Financial Officer ("CFO"), effective February 4, 2026 ("CFO Effective Date"). Ms. Crane served as the Company's fractional CFO beginning in October 2025. Upon the CFO Effective Date, Ms. Crane transitioned to a full-time employee of the Company, as well as its principal financial officer and principal accounting officer.

Changes to U.S. Trade Policy

On February 20, 2026, the U.S. Supreme Court issued a ruling striking down certain tariffs previously imposed under IEEPA. The ultimate availability, timing and amount of any potential refunds of such tariffs remain highly uncertain and are subject to further legal, regulatory and administrative developments. Following the Supreme Court's decision, the Trump Administration announced its intention to invoke other laws to collect tariffs and announced new tariffs on imports from all countries, in addition to any existing non-IEEPA tariffs. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, any potential refunds, tariff levels and whether further additional tariffs or other retaliatory actions may be imposed, modified or suspended, and the impact of such actions on the Company's business or its suppliers. The Company continues to monitor and evaluate these developments and assess their potential impact on the Company's business, suppliers, financial condition and results of operations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Limitations on effectiveness of controls and procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 28, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 28, 2025, such that the information required to be included in our SEC reports is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to the Company, including our consolidated subsidiaries; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We continue to review our internal control over financial reporting and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under the COSO criteria, management determined that our internal control over financial reporting was effective as of December 28, 2025.

This Annual Report on Form 10-K does not include an attestation report on internal controls over financial reporting by our independent registered accounting firm. Our independent registered accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an emerging growth company as defined in the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 28, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Securities Trading Plans of Directors and Executive Officers

During the fourth quarter of 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

We have adopted a written code of ethics, titled "Code of Business Conduct and Ethics," that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. Our Code of Business Conduct and Ethics is available on our Investor Relations website, which is located at *https://investors.lulus.com*. We intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to our Code of Business Conduct and Ethics.

We have also adopted an Insider Trading Compliance Policy, which applies to all of our directors, officers and employees. We believe our Insider Trading Compliance Policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and Nasdaq listing standards applicable to the Company. A copy of our Insider Trading Compliance Policy was filed as Exhibit 19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2024, which exhibit is incorporated by reference herein.

The remaining information required by this item is incorporated by reference to the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services

Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34), is incorporated herein by reference to the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders.

Item 15. Exhibit and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) The consolidated financial statements are filed as part of this Annual Report on Form 10-K under, Part II, "Item 8. Financial Statements and Supplementary Data."

(2) The financial statement schedules are omitted because they are either not applicable, or the required information is included in the consolidated financial statements or notes thereto under Part II, "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K

(3) The exhibits listed in the following Exhibit Index are filed, furnished or incorporated by reference as part of this Annual Report on Form 10-K.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Lulu's Fashion Lounge Holdings, Inc.	10-Q	001-41059	3.1	12/16/2021	
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, dated as of June 26, 2025.	8-K	001-41059	3.2	06/26/2025	
3.3	Amended and Restated Bylaws of Lulu's Fashion Lounge Holdings, Inc.	10-Q	001-41059	3.2	12/16/2021	
4.1	Form of Common Stock Certificate	S-1/A	333-260194	4.1	11/01/2021	
4.2	Investors' Rights Agreement, dated as of April 12, 2018, among the Lulu's Fashion Lounge Holdings, Inc., the Investors listed on Schedule A thereto, Lulu's Holdings, L.P. and LFL Acquisition Corp.	S-1	333-260194	4.2	10/12/2021	
4.3	Description of the Registrant's Securities	10-K	001-41059	4.3	03/31/2022	
10.1+	Omnibus Equity Plan and Form of Stock Option Agreement and Restricted Stock Unit Agreement	10-K	001-41059	10.1	03/31/2022	
10.2+	2021 Employee Stock Purchase Plan.	S-1/A	333-260194	10.2	11/01/2021	
10.3+	Form of Stock Award Agreement (Evidencing Common Stock Received in Respect of Class P Units).	S-1/A	333-260194	10.3	11/01/2021	
10.4+	2021 Equity Incentive Plan	S-1	333-260194	10.4	10/12/2021	
10.5+	Stock Option Agreement and Grant Notice between the Registrant and David W. McCreight under the 2021 Equity Incentive Plan	S-1	333-260194	10.5	10/12/2021	
10.6+	Form of Indemnification Agreement	S-1/A	333-260194	10.8	11/01/2021	
10.7	Lease Agreement, dated as of January 7, 2019, between Chrin-Carson Development, LLC and the Registrant	S-1/A	333-260194	10.17	11/01/2021	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.8	First Amendment to Lease, dated as of February 24, 2019, between Chrin-Carson Development, LLC and the Registrant	S-1/A	333-260194	10.18	11/01/2021	
10.9	Registration Rights Agreement among the Registrant and certain of its stockholders, dated November 10, 2021.	10-Q	001-41059	10.9	12/16/2021	
10.10	Stockholders Agreement among the Registrant, H.I.G. Growth Partners—Lulu's, L.P., entities affiliated with IVP and Canada Pension Plan Investment Board, dated November 10, 2021.	10-Q	001-41059	10.10	12/16/2021	
10.11+	Employment Agreement by and among Lulu's Fashion Lounge, LLC, Lulu's Fashion Lounge Holdings, Inc., and Mark Vos, dated May 12, 2022	10-Q	001-41059	10.2	5/17/2022	
10.12	Master Fulfillment System Acquisition & Software License Agreement, dated as of September 24, 2021, between 6 River Systems, LLC and Lulu's Fashion Lounge, LLC	10-Q	001-41059	10.8	5/17/2022	
10.13	Commercial Lease Agreement, dated as of September 3, 2021, between Adaya Slover Holdings, LLC, and Lulu's Fashion Lounge, LLC	10-Q	001-41059	10.9	5/17/2022	
10.14+	First Amendment to Lulu's Fashion Lounge Holdings, Inc. 2021 Equity Incentive Plan Stock Option Agreement, dated as of February 13, 2023, between Lulu's Fashion Lounge Holdings, Inc. and David W. McCreight	8-K	001-41059	10.1	2/14/2023	
10.15+	Employment Agreement, dated as of March 5, 2023, among Lulu's Fashion Lounge Holdings, Inc., Lulu's Fashion Lounge, LLC and Crystal Landsem	8-K	001-41059	10.1	03/06/2023	
10.16+	Amendment to Employment Agreement, dated as of March 5, 2023, among Lulu's Fashion Lounge Holdings, Inc, Lulu's Fashion Lounge, LLC and Mark Vos	8-K	001-41059	10.2	03/06/2023	
10.17+	Amended 2021 Employee Stock Purchase Plan	10-K	001-41059	10.26+	03/14/2023	
10.18	Commercial Lease Agreement, dated as of June 29, 2023, between 8303-8315 Melrose Ave, LLC, Melrose Investment Group LLC and Lulu's Fashion Lounge, LLC	10-Q	001-41059	10.1	08/08/2023	
10.19+	Amendment to Lulu's Fashion Lounge Holdings, Inc. Omnibus Equity Plan	8-K	001-41059	10.1	06/14/2023	
10.20+	Second Amendment to Employment Agreement, dated as of January 9, 2024, among Lulu's Fashion Lounge Holdings, Inc., Lulu's Fashion Lounge, LLC and Mark Vos.	8-K	001-41059	10.1	01/10/2024	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.21+	Form of Performance Stock Unit Award Grant Notice and Performance Stock Unit Award Agreement.	8-K	001-41059	10.2	01/10/2024	
10.22+	Employment Agreement, dated as of December 21, 2023, among Lulu's Fashion Lounge Holdings, Inc., Lulu's Fashion Lounge, LLC and Ms. Holt.	10-K	001-41059	10.37	03/06/2024	
10.23+	Fourth Amendment to Lulu's Fashion Lounge Holdings, Inc. Non-Employee Director Compensation Program.	10-Q	001-41059	10.2	05/14/2025	
10.24	Fourth Amendment to Lease, dated as of May 7, 2025, between Chrin-Carson Development, LLC and the Registrant.	10-Q	001-41059	10.3	05/14/2025	
10.25	Loan and Security Agreement, dated as of August 14, 2025, among Lulu's Fashion Lounge Holdings, Inc., Lulu's Fashion Lounge Parent, LLC and Lulu's Fashion Lounge, LLC, as borrowers, White Oak Commercial Finance, LLC, as administrative agent, and the lenders party thereto.***	8-K	001-41059	10.1	08/14/2025	
10.26	First Amendment to Loan and Security Agreement, dated October 28, 2025, among Lulu's Fashion Lounge Holdings, Inc., Lulu's Fashion Lounge Parent, LLC and Lulu's Fashion Lounge, LLC, as borrowers, White Oak Commercial Finance, LLC, as administrative agent, and the lenders party thereto.	10-Q	001-41059	10.3	11/12/2025	
10.27+	Consulting Project Details #2 to the Master Consulting Services Agreement, dated October 11, 2025, between Lulu's Fashion Lounge, LLC and Business Talent Group, LLC.***	8-K	001-41059	10.1	10/14/2025	
10.28+	Amendment No. 1 to Consulting Project Details No. 2 to the Master Consulting Services Agreement, dated January 22, 2026, between Lulu's Fashion Lounge, LLC and Business Talent Group, LLC.	8-K	001-41059	10.1	01/22/2026	
10.29+	Employment Agreement, dated as of February 4, 2026, among Lulu's Fashion Lounge Holdings, Inc., Lulu's Fashion Lounge, LLC and Heidi Crane.	8-K	001-41059	10.1	02/05/2026	
10.30	First Amendment to Master Fulfillment System Acquisition & Software License Agreement, dated as of March 1, 2026, between 6 River Systems, LLC and Lulu's Fashion Lounge, LLC.***					*
19	Insider Trading Compliance Policy	10-K	001-41059	19	03/27/2025	
21.1	Subsidiaries of the Registrant					*

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
23.1	Consent of Independent Registered Public Accounting Firm					*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).					*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).					*
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.					**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.					**
97	Policy for the Recovery of Erroneously Awarded Compensation	10-K	001-41059	97	03/27/2025	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (as formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.
**	Furnished herewith.
***	Furnished Certain portions of this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(10) (iv) because they are both (i) not material to investors and (ii) the type of information that the Company customarily and actually treats as private or confidential, and have been marked with "[***]" to indicate where omissions have been made. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request. Additionally, certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601 of Regulation S-K. The Company hereby undertakes to furnish copies of any of the omitted schedules or exhibits to the SEC upon request by the SEC; provided that the Company may request confidential treatment pursuant to Rule 24b-2 of The Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.
+	Indicates a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LULU'S FASHION LOUNGE HOLDINGS, INC.

Date: March 30, 2026   By: _____/s/ Crystal Landsem_____

                                        Crystal Landsem
                                        Chief Executive Officer
                                        (Principal Executive Officer)

Date: March 30, 2026   By: _____/s/ Heidi Crane_____

                                        Heidi Crane
                                        Chief Financial Officer
                                        (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Crystal Landsem Crystal Landsem	Chief Executive Officer (Principal Executive Officer) and Director	March 30, 2026
/s/ Heidi Crane Heidi Crane	Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2026
/s/John Black John Black	Director	March 30, 2026
/s/ Dara Bazzano Dara Bazzano	Director and Board Chair	March 30, 2026
/s/ Evan Karp Evan Karp	Director	March 30, 2026
/s/ Anisa Kumar Anisa Kumar	Director	March 30, 2026
/s/ Kelly McCarthy Kelly McCarthy	Director	March 30, 2026

BR55003A-0426-10K